AEM SPA

06015046

FILE NO. 82-4911

SUPPL

QUARTERLY REPORT AT MARCH 31, 2006

AEM GROUP

Approved by the Board of Directors
held on May 15, 2006

CONTENTS

The AEM Group at March 31, 2006


AEM
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
99.99%
Aem Trasmissione Spa
71.44%
Serenissima Gas Spa (*)
100%
Metroweb Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Aem Calore&Servizi Spa
71.44%
Serenissima Energia Srl (**)
40%
Plurigas Spa
51%
Delmi Spa
50%
Transalpina Di Energia Srl
71.23%
Edison Spa (****)
100%
Aem Service Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
41.11%
Mestni Plinovodi d.o.o.
37%
Zincar Srl
35.76%
Società Servizi Valdisotto Spa
55%
Valdisotto Energia Srl
35%
Alagaz Spa
30%
Ecodeco Srl
20%
Edipower Spa (***)
17.49%
AGAM Monza Spa
5.76%
Atel Aar eTicino SA di Elettricità

(*) AEM S.p.A. holds 79.4% of Serenissima Gas S.p.A., net of treasury shares.
(**) Another 10% of Serenissima Energia S.r.l. is held indirectly through Serenissima Gas S.p.A.
(***) The percentage shown here assumes that all of the option rights have been exercised.
(****) The portion of share capital held is 69.39%. Note that Edison S.p.A. holds 50%of the interest in Edipower S.p.A., on the assumption that all of the option rights have been exercised.

Key figures of the AEM Group

Income statement (millions of euro)	03.31.2006	03.31.2005
Revenues	2,047	607
Operating costs	(1,574)	(388)
Labour costs	(62)	(37)
Gross profit from operations	**411**	**182**
Depreciation and amortisation, provisions and writedowns	(150)	(40)
Profit from operations	**261**	**142**
Financial costs	(43)	(10)
Share of results of companies carried at equity	(1)	
Gains (losses) on disposal of property, plant and equipment		(1)
Other non-operating profits	6	
Other non-operating costs	(20)	
Profit before tax	**203**	**131**
Income tax expense	(74)	(46)
Net result from non-current assets held for sale	(5)	2
Minority interests	(16)	
Group net profit for the period	**108**	**87**
Gross profit from operations/Net revenues	**20.1%**	**30.0%**

Financial position (millions of euro)	03.31.2006	03.31.2005
Operating cash flow	131	110
Net capital expenditure on tangible, intangible and long-term financial asset	(59)	(172)
Free cash flow	72	(62)

Balance sheet (millions of euro)	03.31.2006	12.31.2005
Capital employed, net	9,454	9,418
Equity pertaining to the Group and minority interests	3,823	3,673
Consolidated net financial position	(5,631)	(5,745)
Consolidated net financial position/Equity pertaining to the Group and minoı	1.47	1.56
Consolidated net financial position / Shareholders' equity AEM S.p.A.	2.65	2.70
Consolidated net financial position/Market cap	1.78	1.87

Key figures of AEM S.p.A.	03.31.2006	12.31.2005
Share capital (euro)	936,024,648	936,024,648
Number of ordinary shares (par value 0.52 euro)	1,800,047,400	1,800,047,400
Number of treasury shares (par value 0.52 euro)	14,841,850	14,841,850

Key rates and prices	03.31.2006	03.31.2005
Average 6-month Euribor	2.614%	2.140%
Average price of Brent crude (usd/bbl)	61.75	47.50
Average exchange rate €/$ (*)	1.200	1.311
Average price of Brent crude (Euro/bbl)	51.46	36.23

(*) Source: Italian Foreign Exchange Office

AEM on the Stock Exchange

Market capitalisation at 03/31/2006: € 3,168 m

Average market capitalisation in 2005: € 3,065 m

Average volumes in the 1st quarter of 2006: 7,692,816

Average volumes in 2005: 4,940,020

Market data (euro per shares)

Placement price (7/98)	0.8625
Average price in 2005	1.7029
Average price in the 1st quarter of 2006	1.7533
High in the 1st quarter of 2006	1.8370
Low in the 1st quarter of 2006	1.620
Number of shares (m)	1,800



AEM and S&P/MIB
(index numbers 04/1/05=100)
120
115
110
105
100
95
90
apr-05
giu-05
ago-05
ott-05
dic-05
feb-06
apr-06
AEM
S&P/Mib



Index numbers
1,9
1,8
1,7
1,6
1,5
1,4
25000000
20000000
15000000
10000000
5000000
0
Volumes
apr-05 mag-05 giu-05 ago-05 set-05 nov-05 dic-05 feb-06 mar-06
Volumi
Prezzo

Aem forms part of the following indices:

- •S&P/MIB
- •DJ STOXX
- •DJ EUROSTOXX
- •DJ Italy Select Dividend 20
- •FTSE

Ethical indexes

- •FTSE4GOOD
- •Ethibel Sustainability
- •Axia Ethical

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Alberto Sciumè

Directors
Dario Cassinelli
Luigi Galassi
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman
Alfredo Fossati

Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

Independent Auditors
Reconta Ernst & Young S.p.A.

Important events during the period

Conversion of the shareholders' loan to Transalpina di Energia S.r.l. (TdE) by Delmi S.p.A. into an increase in capital with share premium.

As planned, on January 18, 2006 Delmi S.p.A. converted the shareholders' loan of 363.5 million euro made in November 2005 to Transalpina di Energia S.r.l. into an increase in TdE's capital with a share premium. WGRM 4 Holding S.p.A., the other 50% shareholder in TdE, also converted its shareholders's loan into an increase in capital with share premium.
TdE's share capital has therefore been increased by 554 million euro, while the share premium has been increased by 173 million euro.

Acquisition of EDF Italia

The Board of Directors of Edison on February 21, 2006 granted a mandate to the Managing Director to negotiate Edison's acquisition of EdF Italia's assets.
EdF Italia operates on the free market for electricity, posting sales in 2005 of 8 billion kWh to a broad base of industrial and civil customers.
The acquisition is an integral part of Edison's strategy, which aims to enhance commercial and structural synergies with its industrial partners.
The deal will be closed once approval has been received from the competent authorities, which is expected by June 30, 2006.

Reconstitution of the float of Edison S.p.A.'s ordinary shares

On March 3, 2006, AEM S.p.A. and Delmi S.p.A. announced that, as a result of sales made in recent weeks, the market now held around 11.4% of Edison S.p.A.'s ordinary shares. This means that the float of Edison's ordinary shares, which was reduced as a result of the takeover bid launched by Transalpina di Energia S.r.l. on November 4, 2005, has been reconstituted as required by law.
As a result of this transaction, the amount of the Edison S.p.A. shares involved in the equity swap with various counterparties has been reduced to around 3.9% of the ordinary share capital.

Agreement between ACSM S.p.A. and AEM S.p.A.

On March 6, 2006, ACSM S.p.A and AEM S.p.A. signed a letter of intent on the basis of which they will negotiate the definitive contracts for the completion of the transaction which, subject to approval by the competent bodies of the Municipality of Como, foresees the transfer to ACSM of the investments held by AEM in Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o., all of which operate in the sale or distribution of gas (the "Transaction").

Under this letter of intent, AEM will transfer to ACSM:

- 742,961 of the 936,000 voting shares of Serenissima Gas, equal to 79.38% of the voting shares and 71.44% of the share capital;
- a portion of the value of euro 71,400.00 representing 71.44% of the share capital of Serenissima Energia S.r.l (a further 10% of the company is held by Serenissima Gas S.p.A.);
- an investment representing 41.11% of the share capital di Mestni Plinovodi d.o.o.

In exchange for the transfer of the shareholding in Serenissima Gas, ACSM will resolve an increase in capital reserved for AEM, assigning to it 9,374,125 newly issued ACSM ordinary shares of par value 1 euro each, representing 20% of ACSM's post-increase share capital.

As a result of this transaction, the quota held by ACSM's current shareholder of reference, the Municipality of Como, will come to around 40.5%.

ACSM and AEM will also stipulate a purchase/sale contract for the transfer of the investments held in Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o. for7.095 million euro in cash.

To take account of the changes in ACSM's shareholder structure caused by the Transaction. certain amendments will be made to ACSM's corporate governance rules: for example, a blocked list voting system will be introduced for the appointment of the Board of Directors. This gives the list that obtains a majority of the votes the right to appoint 8 directors and the most voted minority list the right to appoint the other 2 directors.

In this regard, the Municipality of Como and AEM will sign a shareholder agreement that will envisage, among other things, the presentation of a joint list for the election of the Board of Directors, with the first 6 candidates being nominated by the Municipality of Como and the next 2 by AEM. AEM will also have the right to nominate the 2 directors on the list to be consulted to complete ACSM's Board of Directors in the event that no minority list is presented. Lastly, in accordance with the current Articles of Association, there is foreseen as part of the Board of Directors a Strategy Committee that will act in a consultative/propositive role. It will be made up of 3 members with one being chosen from the directors nominated by AEM.

Given how the directors are distributed between the Municipality of Como and AEM, as explained above, the future governance structure of ACSM will continue to impose a 4% limit on the voting rights of all shareholders other than the Municipality of Como, as laid down in the Articles of Association.

The effectiveness of the letter of intent is subject, on the one hand, to approval on the part of the competent bodies of the Municipality of Como of all of the executive stages of the Transaction (including the proposed amendments to the Articles of Association and stipulation of the shareholder agreement) and, on the other, confirmation from CONSOB that completion of the Transaction and stipulation of the shareholder agreement will not oblige the Municipality of Como and AEM to launch an obligatory takeover bid for all of the shares of ACSM. Execution of the Transaction is also subject to the consent of the other main shareholders of Mestni Plinovodi d.o.o., namely Azienda Mediterranea Gas e Acqua S.p.A and SIMEST S.p.A, for the investment to be sold to ACSM and for it to take over all of the rights and obligations currently held by AEM under the current arrangements.

It is also foreseen that this entire process should be completed by the end of May 2006.

Directors' report on operations

Summary of results, assets and liabilities and financial position

AEM Group

Results

The results of the AEM Group for the quarter ended March 31, 2006 also include the results of Transalpina di Energia (TdE)/ Edison (Delmi Group), which have been 50% consolidated under the proportional method.
Revenues and costs deriving from the activities of Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o for both periods have been excluded from line-by-line consolidation and booked to a single line in the financial statements as, thanks to the sale agreement with ACSM Como, they have been considered as non-current assets held for sale (discontinuing operations).

Millions of euro	*03.31.2006*	*% of revenues*	*03.31.2005*	*% of revenues*	*Change*
Revenues	**2,047**	*100.0%*	**607**	*100.0%*	**1,440**
of which:					
- Revenues	*2,019*		*607*		*1,412*
- Other operating income	*28*		*-*		*28*
Operating costs	(1,574)	*-76.9%*	(388)	*-63.9%*	(1,186)
Labour costs	(62)	*-3.0%*	(37)	*-6.1%*	(25)
Gross profit from operations	**411**	*20.1%*	**182**	*30.0%*	**229**
Depreciation and amortisation	(119)	*-5.8%*	(35)	*-5.8%*	(84)
Provisions and writedowns	(31)	*-1.5%*	(5)	*-0.8%*	(26)
Profit from operations	**261**	*12.8%*	**142**	*23.4%*	**119**
Net charges from financial managemen[t]	(43)	*-2.1%*	(10)	*-1.6%*	(33)
Share of results of companies carried at equity	(1)	*0.0%*		*0.0%*	(1)
Non operating income/charges	(14)	*-0.7%*	(1)	*-0.2%*	(13)
Income before taxes	**203**	*9.9%*	**131**	*21.6%*	**72**
Taxes for the year	(74)	*-3.6%*	(46)	*-7.6%*	(28)
Net result	**129**	*6.3%*	**85**	*14.0%*	**44**
Net result of non-current assets held for sale	(5)	*-0.2%*	2	*0.3%*	(7)
Net profit pertaining to minority interes[t]	(16)	*-0.8%*		*0.0%*	(16)
Net result for the period pertaining t[o] the Group	**108**	*5.3%*	**87**	*14.3%*	**21**

Group revenues in the first quarter of 2006 amounted to 2,047 million euro. The proportional consolidation of 50% of the Delmi Group (TDE/Edison) contributed revenues of 1,303 million euro. Based on the same scope of consolidation, revenues amount to 744 million euro, with an increase of 22.6% with respect to the same period of the previous year. This growth is attributable mainly to increases in selling prices of electricity and gas as a result of the trends on international fuel markets, as well as to higher quantities and the valorization of green certificates and emission rights.

Note that revenues were positively affected by the higher output produced by the power plants owned by AEM and the consolidated production of Edipower stations after the so-called "gas emergency", which passed from 2.3 TWh in the first quarter of 2005 to 2.9 TWh in the first quarter of 2006, + 25%. The increase is related to the start-up of production of the new group at AEM's Cassano d'Adda station and to the output produced by Edipower S.p.A.

Operating costs amount to 1,574 million euro. Net of the effects of consolidating the Delmi Group (Transalpina di Energia/Edison), amounting to 1,093 million euro, operating costs come to 481 million euro, 24.0% more than in the first quarter of 2005. The reason for this increase was the rising trend in raw material prices on international markets.

The gross profit from operations came at 411 million euro, 20.1% of sales. After charging depreciation and amortisation, provisions and writedowns of 150 million euro, the profit from operations came to 261 million euro, corresponding to 12.8% of consolidated revenues.

Based on the same scope of consolidation, gross profit from operations amounted to 226 million euro in the first quarter of 2006 with a rise of 24.2% with respect to the same period of the previous year. The increase is essentially attributable to the electricity sector, thanks to a better sales and procurement mix, the growth in quantities sold and the contribution made by green certificates and emission rights.

After charging depreciation and amortisation, provisions and writedowns of 150 million euro, the profit from operations came to 261 million euro (142 million euro in 2005).

Financial costs show a net balance of 43 million euro (10 million at March 31, 2005) due to the effects of consolidating the Delmi Group and the charges deriving from higher financial indebtedness.

Non operating charges, net of income, come in at 14 million euro and only refer to the consolidation of the Delmi Group.

The taxes for the period amounted to 74 million euro.

As a result of these various movements, the consolidated income of operating activities, net of tax, amounts to 129 million euro (85 million euro at March 31, 2005).

The net result of non-current assets held for sale, which refers to the investments in Serenissima Gas S.p.A., in Serenissima Energia S.r.l. and in Mestni Plinovodi d.o.o., is negative for 5 million euro (positive for 2 million euro at March 31, 2005).

The net profit attributable to minority interests of the Edison Group and Delmi S.p.A. amounts to 16 million euro.

As a result of the above, the consolidated net profit for the period attributable to the Group amounts to 108 million euro (87 million euro at March 31, 2005).

The various sectors of activity of the Group made the following contributions to these results:

Euro/million	03.31.2006 Revenues (1)	03.31.2006 Gross Profit from Operations	03.31.2005 Revenues (1)	03.31.2005 Gross Profit from Operations
Electricity	1,195	266	227	78
Gas and heat	906	60	241	40
Networks and regulated markets	235	77	204	67
Services	30	(11)	20	(3)
Other activities and eliminations	(347)	19	(85)	0
Total	2,019	411	607	182

(1) Excluding other operating income

For a more detailed analysis of the results, see the section on the results for each sector of activity.

Assets and liabilities and financial position

At March 31, 2006 the consolidated net capital employed totalled 9,454 million euro, covered by shareholders' equity, 3,823 million euro (of which 2,034 million pertaining to minority interests) and net financial indebtedness, 5,631 million euro (5,745 million euro at December 31, 2005).

The increase in net capital employed compared with the end of the previous year amounts to 36 million euro.

The net financial position has improved by 114 million euro compared with the end of the previous year, essentially due to the cash flow generated by current operations for 131 million euro, partly offset by the effects of net investments in property, plant and equipment, intangible and financial assets and of changes in equity which in total absorbed resources of 17 million euro.

Without the acquisition of the Delmi Group, the Group's net financial position would have improved by 156 million euro compared with December 31, 2005,, again excluding the Delmi Group.

(in millions of euro)	03.31.2006	%	12.31.2005	%	Changes
Capital employed					
Net fixed capital employed	9,195	97.3	9,243	98.1	(48)
Working capital	238	2.5	175	1.9	63
Assets/liabilities held for sale	21	0.2	0	0.0	21
Total capital employed	**9,454**	**100.0**	**9,418**	**100.0**	**36**
Sources of funds					
Equity pertaining to the group	**3,823**	**40.4**	**3,673**	**39.0**	**150**
Total financial position beyond one year	4,848	51.3	5,001	53.1	(153)
Total financial position within one year	783	8.3	744	7.9	39
Total net financial position	**5.631**	**59.6**	**5.745**	**61.0**	**(114)**
Total sources of funds	**9,454**	**100.0**	**9,418**	**100.0**	**36**

(in millions of euro)	03.31.2006	03.31.2005
NET FINANCIAL POSITION AT THE BEGINNING OF THE YEAR/PERIOD	**(5,745)**	**(1,982)**
Net profit for the year/period	108	87
Depreciation and amortisation	119	35
Changes in assets and liabilities	(96)	(13)
Cash flow generated by current operations	**131**	**109**
Net capital expenditure on tangible, intangible and long-term financial assets	**(59)**	**(172)**
Change in minority interests	10	
Change in equity	32	166
Net profit distributed		
Cash flow generated (used) by changes in shareholders' equity	**42**	**166**
NET FINANCIAL POSITION AT THE END OF THE YEAR/PERIOD	**(5,631)**	**(1,879)**

Significant events after March 31, 2006

Edison announces that it has found gas in Algeria.
In April, Edison, in joint-venture with Repsol YPF, RWE Dea and Sonatrach, completed drilling of the first two exploration wells at Reggane: natural gas was found in both cases, with capacities of more than 630,000 and 100,000 cubic metres per day, respectively.

Agreement between ACSM S.p.A. and AEM S.p.A.
On May 4, 2006 The Municipal Council of Como voted in favour of the protocol signed on March 6, 2006 by ACSM S.p.A. and AEM S.p.A., details of which are provided in the section on important events during the year.

Restoration of the lock and creation of a mini hydroelectric plant at Conca Fallata on the Naviglio Pavese (the canal between Milan and Pavia).
The Lombardy Region, through the Milan Polytechnic, promoted and developed a programme to enhance Milan's canals ("*navigli*") after years of neglect after they were no longer used for commercial purposes. This programme, known as the "Master Plan Navigli", also provides for the recovery of the boating locks and used of the waterfall between the upstream and downstream end of the lock by inserting a mini hydroelectric power station in the offshoot canal.
AEM S.p.A., co-signatory of a special agreement between the Lombardy Region, the Municipality of Milan and the Consorzio Villoresi signed on July 13, 2004, installed a mini power station that exploits a difference in level of 4.7 mt with capacities that vary between 7 and 10 m^3/s, equal to an average power of around 380 kW (with an annual output of 2 million kWh).
The site was opened on November 5, 2004 and closed on May 5, 2006 once the connection between the plant and the city power grid (MT/BT cabin) had been completed.

Acceptance of AEM's appeal regarding certain aspects of ATEL's merger with Motor Columbus.
In May, AEM's appeal concerning certain aspects of the merger between ATEL A.G. and Motor Columbus A.G., considered damaging to the rights of the minority shareholders, was accepted by the Takeover Panel of the Federal Bank Commission. The parties are negotiating certain amendments.

Negotiations regarding AEM S.p.A.'s investment in Metroweb S.p.A.
In recent weeks, AEM S.p.A. has been involved in negotiations for the possible sale of Metroweb S.p.A. Various parties have expressed an interest in buying it and if their offers are considered interesting, these negotiations could result in the Company ceding control over Metroweb S.p.A.

Outlook for operations

The consolidated results for the first quarter of 2006 show a significant improvement compared with the same period of 2005 thanks to the proportional consolidation of Transalpina di Energia/Edison (Delmi Group) and the start-up of the 380 MW plant at the Cassano thermoelectric power station and the 840 MW combined cycle plant at Piacenza owned by Edipower.

The results for the entire year will benefit from this greater availability of energy, as well as from development of the district heating activity, while for the activity subject to regulation, the results are expected to be in line with the previous year despite the strong pressure on margins.

Consolidated financial statements

	BALANCE SHEET (millions of euro)	IAS CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2006	%	IAS CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005	%	IAS CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2005	%
	ASSETS						
A)	**NON-CURRENT ASSETS**						
A1)	Property, plant and equipment	7,448		7,493		3,062	
A2)	Investment property	24		24			
A3)	Intangible assets	2,597		2,633		154	
A4)	Investments	109		115		15	
A5)	Other non-current financial assets	340		314		509	
A6)	Non-current derivatives	2		1			
A7)	Deferred tax assets	264		262		134	
A8)	Other non-current receivables	143		151		2	
A9)	Restricted or pledged deposits	5		5			
A10)	Other non-current assets	3					
	TOTAL NON-CURRENT ASSETS (A)	**10,935**	**80.06**	**10,998**	**82.56**	**3,876**	**29.10**
B)	**CURRENT ASSETS**						
B1)	Fixed assets held for sale						
B2)	Inventories	89		202		41	
B3)	Current financial assets	18		16			
B4)	Current derivatives	92		75		79	
B5)	Taxes receivable	36		63		42	
B6)	Trade and other receivables	2,077		1,704		798	
B7)	Cash and cash equivalents	340		242		239	
B8)	Other current assets	30		21		31	
	TOTAL CURRENT ASSETS (B)	**2,682**	**19.64**	**2,323**	**17.44**	**1,230**	**9.23**
C)	**NON-CURRENT ASSETS HELD FOR SALE**	**41**					
	TOTAL ASSETS (A+B+C)	**13,658**	**100.00**	**13,321**	**100.00**	**5,106**	**38.33**
	LIABILITIES AND EQUITY						
D)	**SHAREHOLDERS' EQUITY**						
D1)	Share capital	936		936		936	
D2)	Share premium						
D3)	(Treasury shares)	-23		-23		-35	
D4)	Legal reserve	85		85		77	
D5)	Other reserves	322		310		295	
D6)	Retained earnings	361		99		274	
D7)	Net profit for the year			242			
D7)	Net profit for the period	108				87	
	Equity pertaining to the Group	**1,789**	**13.10**	**1,649**	**12.38**	**1,634**	**12.27**
D8)	Minority interests	2,034		2,024		4	
	Total shareholders' equity (D)	**3,823**	**27.99**	**3,673**	**27.57**	**1,638**	**12.30**
E)	**LIABILITIES**						
E1)	***NON-CURRENT LIABILITIES***						
E1 - 1)	Medium/long-term financial liabilities	4,849		5,001		1,512	
E1 - 2)	Deferred tax liabilities	940		936		178	
E1 - 3)	Employees benefits	199		200		162	
E1 - 4)	Provisions for charges and risks	601		618		83	
E1 - 5)	Other non-current liabilities	219		216		91	
	Total non-current liabilities (E1)	**6,808**	**49.85**	**6,971**	**52.33**	**2,026**	**15.21**
E2)	***CURRENT LIABILITIES***						
E2 - 1)	Trade and other payables	1,531		1,445		582	
E2 - 2)	Tax liabilities	212		102		132	
E2 - 3)	Short-term financial liabilities	1,215		1,085		680	
E2 - 4)	Provisions for charges and risks						
E2 - 5)	Other liabilities	50		45		48	
	Total current liabilities (E2)	**3,008**	**22.02**	**2,677**	**20.10**	**1,442**	**10.83**
	Total liabilities (E)	**9,816**	**71.87**	**9,648**	**72.43**	**3,468**	**26.03**
F)	**LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE**	**19**					
	TOTAL LIABILITIES AND EQUITY (D+E+F)	**13,658**	**100.00**	**13,321**	**100.00**	**5,106**	**38.33**

INCOME STATEMENT (millions of euro)	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2006	%	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005	%	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005	%
1) REVENUES						
1.1) REVENUES FROM SALES	1,884	92.04	538	88.63	2,748	87.10
1.2) REVENUES FROM SERVICES	44	2.15	49	8.07	168	5.32
1.3) REVENUES FROM LONG-TERM CONTRACTS					-8	-0.25
1.4) OTHER OPERATING INCOME	91	4.45	20	3.29	199	6.31
TOTAL REVENUES (1)	**2,019**	**98.63**	**607**	**100.00**	**3,107**	**98.48**
2) OTHER OPERATING INCOME						
2.1) INTEREST INCOME						
2.2) DIVIDEND INCOME						
2.3) OTHER OPERATING INCOME	28	1.37			48	1.52
TOTAL OTHER OPERATING INCOME (2)	**28**	**1.37**			**48**	**1.52**
TOTAL REVENUES AND OTHER OPERATING INCOME (1+2)	**2,047**	**100.00**	**607**	**100.00**	**3,155**	**100.00**
3) OPERATING COSTS						
3.1) RAW MATERIALS AND CONSUMABLES USED	1,214	59.31	312	51.40	1,639	51.95
3.2) SERVICES USED	190	9.28	54	8.90	368	11.66
3.3) CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	63	3.08	-1	-0.16	66	2.09
3.4) RESEARCH AND DEVELOPMENT EXPENSES						
3.5) CORPORATE RESTRUCTURING COSTS						
3.6) OTHER OPERATING COSTS	107	5.23	23	3.79	124	3.93
TOTAL OPERATING COSTS (3)	**1,574**	**76.89**	**388**	**63.92**	**2,197**	**69.64**
4) LABOUR COSTS	**62**	**3.03**	**37**	**6.10**	**191**	**6.05**
5) GROSS PROFIT FROM OPERATIONS (1+2-3-4)	**411**	**20.08**	**182**	**29.98**	**767**	**24.31**
6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS	**150**	**7.33**	**40**	**6.59**	**373**	**11.82**
7) PROFIT FROM OPERATIONS (5-6)	**261**	**12.75**	**142**	**23.39**	**394**	**12.49**
8) INCOME (LOSSES) FROM REVALUATIONS OF FINANCIAL ASSETS AVAILABLE FOR SALE	**2**	**0.10**	**1**	**0.16**	**-2**	**-0.06**
9) INCOME (LOSSES) FROM FINANCIAL INSTRUMENTS CLASSIFIED AS CASH FLOW HEDGES						
10) OTHER INCOME (LOSSES) FROM DERIVATIVES	**8**	**0.39**	**7**	**1.15**	**6**	**0.19**
11) INCOME (LOSSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE					**50**	**1.58**
12) FINANCIAL CHARGES	**58**	**2.83**	**19**	**3.13**	**113**	**3.58**
13) INCOME (LOSSES) FROM FINANCIAL ASSETS	**5**	**0.24**	**1**	**0.16**	**21**	**0.67**
13.1) DIVIDEND INCOME					3	0.10
13.2) INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN NON-CURRENT ASS						
13.3) INCOME FROM RECEIVABLES/SECURITIES INCLUDED IN CURRENT ASSETS	6	0.29	1	0.16	15	0.48
13.4) EXCHANGE GAINS AND LOSSES	-1	-0.05			3	0.10
14) TOTAL FINANCIAL COSTS (8+9+10+11-12+13)	**-43**	**-2.10**	**-10**	**-1.65**	**-38**	**-1.20**
15) SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	**-1**	-0.05			**1**	0.03
16) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT			**-1**	**-0.16**	**-5**	**-0.16**
17) OTHER NON-OPERATING PROFITS	**6**	**0.29**			**10**	**0.32**
18) OTHER NON-OPERATING COSTS	**-20**	**-0.98**			**-35**	**-1.11**
19) PROFIT BEFORE TAX (7+14+15+16+17+18)	**203**	**9.92**	**131**	**21.58**	**327**	**10.36**
20) INCOME TAX EXPENSE	**74**	**3.62**	**46**	**7.58**	**75**	**2.38**
21) PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX (19-20)	**129**	**6.30**	**85**	**14.00**	**252**	**7.99**
22) NET RESULT FROM NON-CURRENT ASSETS HELD FOR SALE	**-5**	**-0.24**	**2**	**0.33**		
23) NET PROFIT (LOSS) (21+22)	**124**	**6.06**	**87**	**14.33**	**252**	**7.99**
24) MINORITY INTERESTS	**-16**	**-0.78**			**-10**	**-0.32**
25) NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP (23+24)					**242**	**7.67**
25) NET PROFIT FOR THE PERIOD PERTAINING TO THE GROUP (23+24)	**108**	**5.28**	**87**	**14.33**		
Earnings per share (in euro):						
- basic	**0.0601**		**0.0488**		**0.1357**	
- basic, from operating activities	**0.0629**		**0.0476**		**n.d.**	
- diluted	**0.0597**		**0.0488**		**0.1357**	
- diluted, from operating activities	**0.0625**		**0.0476**		**n.d.**	

STATEMENT OF CASH FLOWS CONSOLIDATED FINANCIAL STATEMENTS (millions of euro)	CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2006	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005	CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2005
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	242		220
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		220	
Cash flow generated by operations during the year/period			
Net profit for the period	108		87
Net profit for the year		242	
Depreciation	101	216	34
Amortisation	18	26	1
Changes in assets and liabilities:			
Receivables for the sale of power and services	(354)	(885)	(166)
Receivables from Group companies (not consolidated line-by-line)	(17)	(8)	(1)
Deferred tax assets	(2)	(146)	(17)
Derivatives receivable	(15)	(19)	(14)
Other receivables	33	(355)	24
Inventories	113	(126)	34
Assets pertaining to future periods	(9)	4	(7)
Assets held for sale	(40)		
Other non-current assets	(3)		
Trade accounts payable	99	611	(31)
Payables to Group companies (not consolidated line-by-line)	(1)	(3)	2
Other payables	102	434	106
Guarantee deposits from customers	(1)	1	9
Derivatives payable	(12)	25	7
Liabilities pertaining to future periods	5	4	7
Liabilities associated with assets held for sale	19		
Employees benefits		38	1
Deferred tax liabilities	4	789	32
Other provisions for risks and charges	(17)	536	1
Total cash flow generated by operations during the year/period	**131**	**1,384**	**109**
Cash flow used in investment activities			
Net capital expenditure	(38)	(7,179)	(38)
Investments	(21)	(10)	(134)
Treasury shares		12	
Total cash flow used in investment activities	**(59)**	**(7,177)**	**(172)**
Free cash flow	**72**	**(5,793)**	**(63)**
Cash flow generated by financing activities			
Due to banks		2,331	(36)
Financial receivables due from third parties		(1)	
Financial receivables from associates		(1)	
Current assets for financial derivatives	(3)	(56)	(66)
Investments held for trading	(2)	(14)	
Current liabilities for financial derivatives	30	2	
Financial payables to Group companies (not consolidated line-by-line)			2
Due to other providers of finance	(9)	(12)	2
Bonds	(19)	1,526	29
Payables in current a/c to parent entity	(9)	(6)	(14)
Lease payables	(3)	16	(1)
Change in equity pertaining to minority interests (including result for the year)	10	2,021	
Changes in shareholders' equity	32	104	166
Earnings distributed		(95)	
Total cash flow generated by financing activities	**26**	**5,815**	**82**
CHANGE IN CASH AND CASH EQUIVALENTS	98	22	19
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	340		239
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		242	

Statement of changes in Group shareholders' equity
(in millions of euro)

Description	Share capital Note D1	Treasury shares Note D3	Legal reserve Note D4	Other reserves Note D5	Retained earnings Note D6	Group net profit for the year Note D7	Total equity pertaining to the Group	Minority interests Note D8	Total shareholders' equity
Shareholders' equity at 12.31.2004	**936**	**(35)**	**77**	**130**	**64**	**210**	**1,382**	**3**	**1,385**
Changes in the first quarter of 2005:									
Legal reserve									
Dividends distributed to shareholders									
Other reserves									
Treasury shares									
IAS/IFRS transition reserves				130			130		**130**
Reserves from cash flow hedges				39			39		**39**
IAS reserves				(4)			(4)		**(4)**
Retained earnings					210	(210)			
Group net profit for the period						87	87		**87**
Minority interests								**1**	**1**
Shareholders' equity at 03.31.2005	**936**	**(35)**	**77**	**295**	**274**	**87**	**1,634**	**4**	**1,638**
Changes from April 1 to December 31, 2005:									
Legal reserve			8		(8)				
Dividends distributed to shareholders					(95)		(95)		(95)
Other reserves				53	(53)				
Treasury shares		12					12		12
IAS/IFRS transition reserves				(50)			(50)		(50)
Reserves from cash flow hedges				(45)			(45)		(45)
Reserves from cash flow hedges - Consolidation of the Delmi Group									
IAS reserves				35			35		35
Retained earnings									
Retained earnings - Consolidation of the Delmi Group				22	(20)		2		2
Group net profit for the period						155	155		155
Minority interests								2,020	2,020
Shareholders' equity at 12.31.2005	**936**	**(23)**	**85**	**310**	**99**	**242**	**1,649**	**2,024**	**3,673**
Changes in the first quarter of 2006:									
Legal reserve									
Dividends distributed to shareholders									
Other reserves				(20)			(20)		(20)
Treasury shares									
IAS/IFRS transition reserves									
Reserves from cash flow hedges				4			4		4
Reserves from cash flow hedges - Consolidation of the Delmi Group				6			6		6
IAS reserves				22			22		22
Retained earnings					248	(242)	6		6
Retained earnings - Consolidation of the Delmi Group					14		14		14
Group net profit for the period						108	108		108
Minority interests								10	10
Shareholders' equity at 03.31.2006	**936**	**(23)**	**85**	**322**	**361**	**108**	**1,789**	**2,034**	**3,823**

Notes to the financial statements

The regulatory framework and the adoption of international accounting standards (IAS/IFRS)

The European Union (EU) decided to adopt a series of regulatory measures with a view to making the financial statements of listed companies more comparable.

The EU could have issued a set of European accounting principles, a sort of EURGAAP, to standardise the different accounting principles used in the various Member States; but instead, the EU decided to adopt accounting principles that are already internationally recognised, those issued by the IASB, previously entitled IAS (International Accounting Standards) and in future to be known as IFRS (International Financial Reporting Standards).

International accounting standards have gone through a profound review, also as a result of requests on the part of the EU, and certain alternative ways of valuing financial statement items that used to be granted have now been eliminated, so as to improve the comparability of financial statements. The objective is to give investors a true and fair view of companies' assets and liabilities, financial position and results. The evolution of financial markets and the globalisation of the economy has made it increasingly obvious that accounts have to be prepared on a uniform basis. Indeed, it is only by using common criteria that financial operators will be able to allocate financial resources to companies in the most efficient way possible. Companies will then have the advantage of a lower cost of capital: the lack of comparability and the "nationalisation" of accounting principles increased financial costs for companies in the European Union because of the accounting risk inherent in the adoption of different principles for the preparation of financial statements.
The adoption of international accounting standards is subject to formal approval on the part of the European Union.
Art. 6 of Regulation 1606/2002 does in fact lay down that a check has to be made to ensure that each international accounting standard is compatible with EU law: it is up to EFRAG (the European Financial Reporting Advisory Group) to evaluate from a technical point of view the international standards and the related interpretations issued by IFRIC (International Financial Reporting Interpretation Committee) to encourage their adoption by the EU, if necessary changing the directives that deal with accounting matters.
EU regulation 1606/2002 of July 19, 2002 requires all companies listed on organised European stock markets to adopt IAS/IFRS in the preparation of their consolidated financial statement from January 1, 2005 onwards. For other companies, it is up to the Member States to impose or permit the use of international accounting standards.
The regulation adds that international accounting standards should only be adopted if they are not contrary to the EU principle whereby financial statements have to give a true and fair view of a company's assets and liabilities, financial position and results, and providing they comply with the criteria of understandability, relevance, reliability and comparability required of financial information.

International accounting standards were formally approved by the European Union with Regulation 1725 of September 29, 2003 which adopted certain international standards; thirty-two IAS were adopted, whereas IAS 32 and 39 on financial instruments were deferred for further consideration. SIC 5, 16 and 17 issued by the Standing Interpretations Committee (SIC) were also excluded.
The Italian Parliament passed Law 306 (Community Law 2003) of October 31, 2003 with which it exercised the option permitted by EU Regulation 1606/2002 delegating the Government to adopt, within one year, one or more legislative decrees to implement the faculty mentioned above.
Legislative Decree 38 of February 28, 2005 implements the delegating law just mentioned, laying down that listed companies obliged by EU Regulation 1606/2002 to prepare consolidated financial statements in accordance with international accounting standards can prepare the individual

financial statements of the companies making up the group according to the same standards, starting in 2005.

Since then, the European Commission has:

- adopted Regulation 707 which approves IFRS 1 "First-Time Adoption of IAS" (April 6, 2004);
- approved, with certain limitations, IAS 39 on financial instruments (November 19, 2004);
- approved IAS 32 and other accounting standards revised by the IASB (December 29, 2004).

The version of IAS 39 approved by the EU is different from the text approved by the IASB as regards the valuation of liabilities at fair value and the accounting treatment of macrohedges.
The European Central Bank also expressed worries about the unlimited use of the fair value option.
The European Commission's intention was to make available accounting guidelines for the preparation of financial instruments in time for them to be used in 2005. So as far as the Commission was concerned, excluding these provisions was an exceptional and provisional measure, until such time that the questions still in suspense could be resolved.

IASB took these worries into account and proposed an amendment to IAS 39 to reduce the extent of the fair value option.
The new version envisages this option being used in situations where its application makes it possible to eliminate or reduce inconsistencies ("mismatches") on valuation or measurement.
On November 15, 2005 the European Commission approved the IASB's amendment to IAS 39.

CONSOB, with Resolution 14990 of April 14, 2005, has made some amendments to Regulation 11971/1999 in consideration of the changes introduced by the EU Regulation on the application of international accounting standards.

General information

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("the Group") operate essentially in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas, as well as in the design and laying of fibre optic networks.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.
The quarterly report of the AEM Group is prepared in millions of euro, which is the functional currency of the economies in which the Group operates.
The consolidated quarterly report of the AEM Group at March 31, 2006, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, has been drawn up in accordance with the provisions of art. 82 of CONSOB Regulation no. 11971 of May 14, 1999 and subsequent amendments. The consolidated quarterly report of the AEM Group at March 31, 2006 is not subject to audit.
The AEM Group has been applying International Financial Reporting Standards (IFRS) from 2005, following the introduction of EU Regulation no. 1606 of July 19, 2002. The transition date was January 1, 2004 except for IAS 32 and IAS 39, which were adopted from January 1, 2005. The consolidated accounts at March 31, 2006 have been drawn up on the basis of the same methods of recognition and measurement as were used for the consolidated financial statements at December 31, 2005. The comparative figures for 2005 shown in these consolidated accounts have been restated according to IFRS. The appendix attached to the notes explains the impacts of adopting IFRS on the previously published figures at March 31, 2005 which were prepared in accordance with Italian GAAP.

Changes in international accounting standards

The accounting policies applied are the same as those of the previous year, except as regards the adoption of new or revised standards considered obligatory from January 1, 2006.

The changes in accounting policy are the result of adopting the following new or revised accounting standards:

- IFRS 6 Exploration for and Evaluation of Mineral Resources - The AEM Group applies IFRS 6 through consolidation of the Delmi Group; this principle was already being applied from 2005;
- IFRIC 4: the effects of applying this interpretation from January 1, 2006 are currently being evaluated. It's main impact is to liken certain types of contracts to finance leases; in any case, it is felt that the impact on the consolidated financial statements is insignificant.

Interpretations of IFRS and IFRIC not yet in force

The AEM Group has not applied the following IFRS and IFRIC Interpretations, which have been published but which are not yet in force:

IFRS 7 Financial instruments: supplementary information
It governs the additional disclosures that have to made on financial instruments in financial statements.

IFRIC 7 Guidance on restatement of financial statements in accordance with IAS 29 "Financial reporting in hyperinflationary economies"
This standard does not apply to the Group's activities.

IFRIC 8 Scope of IFRS 2
This interpretation clarifies certain aspects of IFRS 2 (Share-based payments).

Amendments

In December 2004, the IASB issued an amendment to IAS 19 – Employee Benefits, giving companies the option to recognise actuarial gains and losses immediately during the period in which they arise, not through the income statement, but in a specific equity caption. This option can be applied from January 1, 2006. The AEM Group has not applied this amendment in this quarterly report.

Scope of consolidation

The consolidated quarterly report of the AEM Group at March 31, 2006 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

<u>Changes in the scope of consolidation</u>

Changes in the scope of consolidation of the Delmi Group
The main changes to the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the Edison Group, concern:

- STEL S.p.A., which was previously fully consolidated, has been put into liquidation. Its deconsolidation took place from January 1, 2006;
- deconsolidation of the IWH Group, International Water (Tunari) S.a.r.l. (proportionally consolidated) and its subsidiary Aquas del Tunari S.a.; both were sold in January 2006;
- consolidation of 100% of Edison Treasury Services following exercise of the call option on April 21, for the purchase of 100% of the investment, booking a liability in the balance sheet for an equivalent amount.

Consolidation policies and procedures

Consolidation policies

Subsidiaries
The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

Associates
Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.
In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

Joint ventures
Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.
As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

Consolidation procedures
The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely. Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

Accounting policies

Financial statements

The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.

For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.

The statement of cash flows is prepared according to the indirect method.

Basis of preparation

The quarterly report has been prepared on the basis of historical cost, except for financial derivative instruments, financial assets available for sale and intangible rights such as surplus emission rights and surplus green certificates, which are shown at fair value. The book value of assets and liabilities subject to fair value hedges, which would otherwise be shown at cost, are adjusted to take account of any changes in fair value attributable to the risks being hedged.

Translation of foreign currency items

The functional and presentation currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.

Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).

Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to the Group, are recognised as Group assets at the lower of fair value and the present value

of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.
Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates	
- buildings	1.0% - 17.3%
- production plant	1.0% - 33.3%
- transport lines	1.4 % - 100.0 %
- transformation stations	1.8% - 33.3%
- distribution networks	1.4% - 33.3%
- miscellaneous equipment	3.3% - 100.0%
- mobile phones	100.0%
- furniture and fittings	10.0% - 25.0%
- electric and electronic office machines	10.0% - 33.3%
- vehicles	10.0% - 25.0%
- leasehold improvements	12.5 % - 33.3 %

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.
To establish the value in use, the expected future cash flows are discounted at a pre-tax discount rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

Intangible assets
Intangible assets are booked at cost, in the same way as property, plant and equipment.
Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.

Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

As regards so-called "emission rights", following EFRAG's failure to approve IFRIC 3 on Emission Rights and its subsequent withdrawal, there is no specific international accounting standard on this matter. Until a new standard is issued, the Group has decided to adopt the "gross method", which involves booking the emission rights assigned under intangible assets at fair value and emission rights payable under liabilities.

The costs incurred for the acquisition of mineral rights or the extension of existing permits are booked to intangible assets. If the exploration is subsequently abandoned, the residual cost is written off immediately to the income statement.
Exploration costs and the costs relating to geological prospecting, explorative soundings, geological and geophysical surveys, as well as explorative drillings are booked as intangible assets and amortised 100% in the year they are incurred.
The development costs of wells with positive outcomes and the production costs for the construction of plant for the extraction and storage of hydrocarbons are booked to property, plant and equipment according to their nature and depreciated using the unit of production (UOP) method.
The costs for the closure of well, abandoning the area, dismantling or removing structures are capitalised and depreciated using the UOP method.

Investment property
Property and buildings owned to earn rental income are valued at cost net of depreciation (calculated at rates from 2.0% to 3.2%) and impairment losses.

Impairment of assets
At least once a year, the Group verifies the recoverability of the book value of tangible and intangible assets, so as to establish whether there are any signs that these assets may have suffered a loss in value ("impairment"). The such evidence exists, the book value of the assets is reduced to their recoverable value. An intangible asset with a indefinite useful life is tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

When it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash generating unit (CGU) to which the asset belongs.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Group calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.

Goodwill

In the case of a business acquisition, the assets, liabilities and contingent liabilities acquired and identifiable are recognised at their fair value at the date of acquisition. Any positive difference between the purchase cost and the Group's share of the fair value of such assets and liabilities is considered to be goodwill and is booked to the balance sheet as an intangible asset. If the difference is negative, it is treated as negative goodwill and written off to the income statement at the time of the acquisition.

Goodwill is initially booked at cost. After initial recognition, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. Goodwill is then allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

Financial instruments

The AEM Group has adopted IAS 32 and 39 from January 1, 2005.

Financial instruments include investments that are available for sale and other non-current financial assets such as securities that are expected to be held to maturity, non-current receivables and loans, trade and other receivables originated by the company and other current financial assets such as cash and cash equivalents.

Assets held for trading also form part of financial instruments.

Cash and cash equivalents include bank deposits, readily negotiable securities used as temporary investments of surplus cash and financial receivables due within three months.

Financial instruments also include financial payables, trade and other payables, as well as derivatives (receivable and payable).

Their initial valuation includes issue costs or the transaction costs directly attributable to the purchase.

Purchases and sales of financial assets and liabilities are accounted for as of the transaction date.

The fair valueis calculated according to the following hierarchical scale:

1. Market value
   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.
2. Using the prices of similar assets and liabilities
   If a market price is not available, the prices of similar assets and liabilities are used.

3. Methods of valuation
   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.
4. At cost
   In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

a. Cash and cash equivalents, which are short-term financial commitments convertible into cash which are well-known and subject to immaterial risk of value fluctuations in a period not exceeding 90 days, including ready cash, and are shown at their face value; for the purposes of the consolidated cash flow statement, cash is shown net of bank overdrafts at the balance sheet date.
b. Assets held for trading are shown at fair value, booking any changes in value to the income statement.
c. Assets available for sale, including investments, are shown at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. In particular, when the fair value of investmentscannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.
d. Current financial assets that the Company intends to hold until maturity are valued at amortised cost, using the original effective interest rate and discounting the cash flows back to the balance sheet date at the same rate.
e. Other financial liabilities are valued at amortised cost, while the costs incurred to obtain loans and any issue premiums or discounts are used to adjust the nominal value of the loan. Financial costs are calculated according to the effective interest rate method. The fair value option foreseen in the "Amendments to IAS 39 Financial Instruments: Recognition and Measurement" published by the IASB in June 2005 has been applied from January 1, 2005 solely to the bond loan issued by AEM S.p.A. in October 2003: The version of IAS 39 approved by the European Union differed from the text approved by the IASB in certain provisions regarding unlimited use of the fair value option and hedge accounting.
   The European Central Bank had expressed worries about the unlimited use of the fair value option.
   The European Commission's intention was to make available accounting guidelines for the preparation of financial instruments in time for them to be used in 2005. So as far as the Commission was concerned, excluding these provisions was an exceptional and provisional measure, until such time that the questions still in suspense could be resolved.
   IASB took these worries into account and proposed an amendment to IAS 39 to reduce the extent of the fair value option.
   The new version envisages this option being used in situations where its application makes it possible to eliminate or reduce inconsistencies ("mismatches") on valuation or measurement.
   On November 15, 2005 the European Commission approved the IASB's amendment to IAS 39.
f. Assets and liabilities that are being hedged by derivatives are shown at fair value if it is the price risk that is being hedged (i.e. fair value hedges), at amortised cost or at fair value if it is the future cash flows that are being hedged (i.e. cash flow hedges).

g. The AEM Group holds derivatives to hedge its exposure to the risk of changes in the price of commodities, exchange rates and interest rates. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
   Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.
h. Receivables and payables originated by the Company are valued at amortised cost and the valuation takes account of the collectibility of the receivables. In particular, trade receivables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value), net of any impairment losses that are charged to income. The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis. Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).
i. Financial assets are accounted for at the settlement date.

Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

Financial liabilities

The AEM Group has adopted IAS 32 and 39 from January 1, 2005. From that date, financial liabilities, with the exception of derivatives, are initially booked at cost, which corresponds to the fair value of the liabilities net of transaction costs directly attributable to issuance of the liability in question.
After initial recognition, financial liabilities are valued at amortised cost using the original effective interest rate method. The valuation of financial liabilities protected by fair value hedges is adjusted to reflect any changes in fair value associated with the risk being hedged.

Non-current assets held for disposal (Discontinued operations)
Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.
In accordance with IFRS, the figures for discontinued operations are shown as follows:

- in two specific balance sheet items: assets held for sale and liabilities directly associated with assets held for sale;
- in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.

Employee benefits
Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

Provisions for risks and charges
The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

Treasury shares
Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity.

Grants
Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them.
Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.
Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

Revenues
Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues from the sale of goods are recognised when the principal risks and benefits of owning the goods have been transferred to the buyer;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered.

In particular, revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference'.

Interest
Interest income and expense are booked on an accruals basis according to the interest accruing on the net value of the related financial assets and liabilities at the effective interest rate.

Dividends
Dividend income is recognised when it is established that the shareholders have a right to receive payment.

Earnings per share
Basic EPS is calculated by dividing the Group's net result by the weighted average number of shares in circulation during the year, excluding treasury shares. To calculate diluted EPS, the weighted average number of shares in circulation is adjusted by assuming that all of the potential shares that could have a dilutive effect have already been converted. The Group's net result is also adjusted to take account of the after-tax effects of the conversion.

Financial charges
Financial charges are recognised in the period in which they are incurred.

Income taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

Deferred tax assets and liabilities are calculated on the temporary differences between the balance sheet figures shown in the consolidated financial statements and the corresponding figures for tax purposes. Deferred tax assets have also been recognised on the carry-forward tax losses of the companies that do not file on a Group basis. Deferred tax assets are only booked when it is likely that they will be recovered; in other words, when it is expected that sufficient taxable profits will be earned to absorb the asset.

The recoverability of deferred tax assets is reviewed at each period-end'.

Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP

1. BALANCE SHEET

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A. (hereafter "Delmi Group") with the Electricitè de France (EDF) Group; as a result, the figures at March 31, 2006 are comparable with those at December 31, 2005. Note that the so-called "old AEM scope of consolidation" refers to the AEM Group without consolidating the Delmi Group.
The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis Ecodeco S.r.l., 30% of which was acquired during 2005, is carried at equity.
As foreseen by IFRS 5, the assets and liabilities of Serenissima Gas S.p.A. and Serenissima Energia S.r.l. have been reclassified to "C) Non-current assets held for sale" and "F) Liabilities directly associated with non-current assets held for sale". The caption "C) Non-current assets held for sale" also includes the investment in Mestni Plinovodi d.o.o. held by the parent company.

The balance sheet at March 31, 2006 reports assets of 13,658 million euro and liabilities of 9,835 million euro; shareholders' equity totals 3,823 million euro.
Group net profit for the period came to 108 million euro.

ASSETS

A) NON-CURRENT ASSETS

A1) PROPERTY, PLANT AND EQUIPMENT

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Land and buildings	699	23	722
Plant and machinery	5,646	493	6,139
Industrial and commercial equipment	14	-	14
Other property, plant and equipment	64	2	66
Construction in progress and advances	1,070	(563)	507
Total	**7,493**	**(45)**	**7,448**

Property, plant and equipment amounted to 7,448 million euro (7,493 million euro at December 31, 2005), down 45 million euro due to the following items:

- 71 million euro of capital expenditure and advances to suppliers during the period under review, including 6 million euro, as capitalised labour costs, broken down as follows:
  - Electricity 46 million euro;
  - Gas and Heat 9 million euro;
  - Networks and Organised Markets 16 million euro.
- 9 million euro from the sale of assets, net of accumulated depreciation, deriving essentially from the disposals carried out by Edipower S.p.A.;
- the depreciation charge for the period of 101 million euro;

- 6 million euro of other negative changes relating to the reclassification of property, plant and equipment of Serenissima Gas S.p.A. to "Other non-current assets held for sale" for 14 million euro, partially offset by other positive changes for 8 million euro, relating to the increase in charges deriving from the obligation for Edipower S.p.A. to carry out an environmental restoration.

Capital expenditure during the period concerned:
- the Electricity chain, for 46 million euro, of which 16 million euro was for investment in the hydroelectric plants at Premadio and the new no. 6 Group at the Cassano d'Adda thermoelectric plant. As regards the Delmi Group, investments were made for 30 million euro on the plants under construction at Simeri Crichi (CZ), Torviscosa (UD), Altomonte (CS), the repowering of Edipower's plants at Turbigo (MI) and Mese (SO), as well as the investment relating to the Ripabottoni (CB) wind farm;
- the Gas and Heat chain, for 9 million euro, of which 4 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities. For the Delmi Group, capital expenditure amounts to 5 million euro and refers to works carried out in Italy, such as development of the gas deposit at Candela and the construction of the Caverzere-Minerbio gas pipeline;
- the Networks and Organised Markets chain, for 16 million euro, involving work on the 220 kv and 130 kv lines at Porta Venezia station, extension of the medium and low tension networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and measuring devices, excavation and laying of cable ducts, as well as the purchase and laying of optical fibre.

The overall value of property, plant and equipment includes 507 million euro (1,070 million euro at December 31, 2005) of construction in progress and advance payments with changes during the period of 563 million euro, detailed as follows:
- 48 million euro of capital expenditure during the period made up principally for 15 million euro of works on the power plants at Premadio (SO) and Cassano d'Adda (MI) and non-routine maintenance work on the San Giacomo dam (SO). Work has also continued to extending the electricity, gas and heat networks in the Milan area and in certain neighbouring municipalities. The other 33 million euro relate to consolidation of the Delmi Group's investments;
- 611 million euro of changes relating to the reduction in construction in progress following the start-up of the thermoelectric plant at Altomonte (CS) and Edipower's plant at Piacenza.

No impairment indicators were noted during the first three months of 2006, so there is no need to make any adjustments to the value of property, plant and equipment.

Law 266 of December 23, 2005 (Budget Law 2006) on major water off-take concessions for hydroelectric generation provided for an automatic 10-year extension subject to proof of effectiveness of suitable investments in plant modernisation that improve their energy and environmental performances; a surcharge also has to be paid. This proof has to be documented within 6 months prior to expiry of the concession and will be checked by local authorities. For plants that comply with the new regulations, the way that depreciation is calculated has been changed.

"Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 13 million euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

Property, plant and equipment include 127 million euro of leased assets, of which 85 million euro relate to consolidation of the Delmi Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 54 million euro.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

A2) INVESTMENT PROPERTY

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Investment property	24	-	24

Investment property at March 31, 2006 consists of land and buildings not held for the Group's business purposes; they amount to 24 million euro and all relate to consolidation of the Delmi Group.

A3) INTANGIBLE ASSETS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Industrial patents and intellectual property rights	19	(1)	18
Concessions, licences, trademarks and similar rights	248	(4)	244
Goodwill	1,972	(10)	1,962
Assets in process of formation	3	(1)	2
Other intangible assets	391	(20)	371
Total	**2,633**	**(36)**	**2,597**

Intangible assets at March 31, 2006 total 2,597 million euro compared with December 31, 2005, showing a decrease of 36 million euro, as a result of:

- 7 million euro of capital expenditure carried out during the period, of which 1 million euro relating to the Services chain and 6 million euro deriving from consolidation of the Delmi Group, mainly for the gas and heat chain;
- 18 million euro for the sale of excess green certificates at December 31, 2005 booking the higher value to the income statement;
- 10 million euro due to reclassification of the portions of goodwill relating to Serenissima Gas S.p.A. and Serenissima Energia S.r.l. to Non-current assets held for sale;
- 3 million euro for the excess green certificates at March 31, 2006;

- 6 million euro for the excess *emission rights* at March 31, 2006;
- 6 million euro for other negative changes of the Delmi Group;
- 18 million euro of amortisation for the period, including 16 million from consolidation of the Delmi Group.

The consolidated portion of the Delmi Group relating to other intangible assets amounts to 361 million euro and comprises licences and similar rights, including the valuation of "take or pay" hydrocarbons supply contracts in compliance with the Purchase Price Allocation according to IFRS 3.
Moreover, investments relating to the costs involved in research and exploration of hydrocarbon deposits were fully amortised during the period, except for the portion of costs that were capitalised in accordance with IFRS 6.

Goodwill amounts to 1,962 million euro at March 31, 2006, and refers to the following:

Millions of euro	***Balance at March 31, 2006***
Enel Distribuzione S.p.A.'s business	110
AEM Calore & Servizi S.p.A.	4
Edipower S.p.A.	2
Delmi Group	1,846
Total	**1,962**

A4) INVESTMENTS

Investments in associates valued at equity

(in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/2006**
Investments in associates valued at equity	115	(6)	109

Investments at March 31, 2006 have decreased compared with December 31, 2005 by a net of 6 million euro due to the reclassification of the investment in Mestni Plinovodi d.o.o. to non-current assets held for sale, as required by IFRS 5.

A5) OTHER NON-CURRENT FINANCIAL ASSETS

OTHER NON-CURRENT FINANCIAL ASSETS (in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/2006**
Financial assets held to maturity	1	-	1
Loans and receivables	28	-	28
Financial assets available for sale	284	27	311
Other financial assets	1	(1)	-
Total other non-current financial assets	**314**	**26**	**340**

The other non-current financial assets at March 31, 2006 amount to 340 million euro (314 million euro at December 31, 2005) and the increase compared with December 31, 2005, of 26 million euro, refers substantially to the increase in financial assets available for sale due in particular to the valuation at fair value of the investments in ATEL SA and AEM Torino S.p.A., as well as the change in share capital of the companies in which the Delmi Group has an interest.
The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value method are listed in attachments 3, 4, 5, 6 and 7 to the explanatory notes).

A6) NON-CURRENT DERIVATIVES

(in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/2006**
Non-current derivatives	1	1	2

At March 31, 2006 they amount to 2 million euro and refer to *commodity derivatives* relating to the proportional consolidation of Plurigas.

A7) DEFERRED TAX ASSETS

(in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/06**
Deferred tax assets	262	2	264

This caption amounts to 264 million euro, a rise of 2 million euro compared with December 31, 2005 and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), arising from the temporary differences between the net profit shown in the financial statements and

taxable income, which will reverse in future periods. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

A8) OTHER NON-CURRENT RECEIVABLES

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/06
Other non-current receivables	151	(8)	143

Other non-current receivables amount to 143 million euro (151 million euro at December 31, 2005). The decrease compared with December 31, 2005 of 8 million euro is due to a reduction in the consolidated non-current receivables of the Delmi Group, and refer to principally to tax rebates requested, including accrued interest as of March 31, 2006.

A9) RESTRICTED OR PLEDGED DEPOSITS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/06
Restricted or pledged deposits	5	-	5

This caption, which is the same as at December 31, 2005, shows a balance of 5 million euro and relates exclusively to the consolidation of the Delmi Group; they are amounts of money deposited to guarantee timely reimbursement of the short and long-term instalments relating to *project financing* according to the commitments signed with the financing entities.

A10) OTHER NON-CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/06
Other non-current assets	-	3	3

This caption shows a balance of 3 million euro relating to the proportional consolidation of Edipower S.p.A. and refers to costs already incurred but pertaining to future periods.

B) CURRENT ASSETS

B2) INVENTORIES

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Inventories	202	(113)	89

Inventories at March 31, 2006 amount to 89 million euro (202 million euro at December 31, 2005). The overall decrease of 113 million euro is mainly due to the decline in fuel stocks, reflecting the seasonal nature of the Group's activity.

B3) CURRENT FINANCIAL ASSETS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Investments held for trading	14	2	16
Other financial assets	1	-	1
Financial assets due from related parties	1	-	1
Total current financial assets	**16**	**2**	**18**

This caption at March 31, 2006 amounts to 18 million euro; the increase compared with December 31, 2005 is due to the investments, defined as trading investments for IFRS purposes, held by the Delmi Group in quoted companies such as AMGA S.p.A., ACEA S.p.A., ACEGAS S.p.A. and ACSM S.p.A.

B4) CURRENT DERIVATIVES

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Current derivatives	75	17	92

At March 31, 2006 this caption amounts to 92 million euro (75 million euro at December 31, 2005). Compared with December 31, 2005 there has been an increase of 17 million euro relating for 12 million euro to the change in derivatives of the Delmi Group and for 5 million euro to the increase in *commodity derivatives* of the "old scope" of the AEM Group.
Details on derivatives are provided in the section on "Other information".

B5) TAXES RECEIVABLE

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Taxes receivable	63	(27)	36

At March 31, 2006 this caption amounts to 36 million euro (63 million euro at December 31, 2005) with a decrease compared with the end of the previous year of 27 million euro that is essentially due to a decline in the VAT credit.

B6) TRADE AND OTHER RECEIVABLES

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Receivables from customers			
Receivables from customers	1,447	333	1,780
Reserve for bad and doubtful accounts	(55)	21	(34)
Total receivables from customers	*1,392*	*354*	*1,746*
Receivables from affiliates			
- parent entity	65	3	68
- associates	30	15	45
Total receivables from affiliates	*95*	*18*	*113*
Other receivables			
- due to the Electricity Equalisation Fund	38	13	51
- advances to suppliers	2	1	3
- miscellaneous receivables	177	(13)	164
Total other receivables	*217*	*1*	*218*
Total	**1,704**	**373**	**2,077**

At March 31, 2006 trade and other receivables amount to 2,077 million euro (1,704 million euro at December 31, 2005), a rise of 373 million euro mainly due to an increase in receivables from customers from the sale of electricity and gas. The part of the increase deriving from the Delmi Group amounts to 218 million euro.

At March 31, 2006 the reserve for bad and doubtful accounts amounted to 34 million euro, a decrease of 21 million euro compared with the end of the previous year as a result of the decrease in the reserve for bad and doubtful accounts of the Delmi Group. This reserve is considered adequate to cover the risk.

B7) CASH AND CASH EQUIVALENTS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Bank and postal deposits	185	89	274
Cash and cash equivalents	7	-	7
Receivables for financial transactions	50	9	59
Total	**242**	**98**	**340**

Liquid funds at March 31, 2006 amount to 340 million euro (242 million euro at December 31, 2005) including the consolidation of the Delmi Group, 239 million euro.
Receivables for financial transactions of the Delmi Group, amounting to 59 million euro (50 million euro at December 31, 2005), refer to Government securities which can be sold immediately.
Cash at bank includes interest accrued but not yet credited at the period-end.

B) OTHER CURRENT ASSETS

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Other current assets	21	9	30

These amount to 30 million euro (21 million euro at December 31, 2005) and refer to income pertaining to the period but collectible in future periods, and costs incurred before the closure of the period but pertaining to future periods.

C) NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Non-current assets held for sale	-	41	41

These amount to 41 million euro and refer to non-current assets held for sale, in particular Serenissima Gas S.p.A., Serenissima Energia S.r.l. and the parent company's 41.11% interest in Mestni Plinovodi d.o.o., which has been valued at the lower of book value at the time of the reclassification and fair value net of selling costs. This led to a writedown of 6 million euro. The other assets are shown at book value at the time of the reclassification.

On March 6, 2006, ACSM S.p.A and AEM S.p.A. signed a letter of intent on the basis of which they will negotiate the definitive contracts for the completion of the transaction which, subject to approval by the competent bodies of the Municipality of Como, foresees the transfer to ACSM of the investments held by AEM in Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o., all of which operate in the sale or distribution of gas (the "Transaction").

Under this letter of intent, AEM will transfer to ACSM:

- no. 742,961 of the 936,000 voting shares of Serenissima Gas S.p.A., equal to 79.38% of the voting shares and 71.44% of the share capital;
- a portion of the value of euro 71,400.00 representing 71.44% of the share capital of Serenissima Energia S.r.l (a further 10% of the company is held by Serenissima Gas S.p.A.);
- an investment representing 41.11% of the share capital di Mestni Plinovodi d.o.o..

In exchange for the transfer of the shareholding in Serenissima Gas S.p.A., ACSM will resolve an increase in capital reserved for AEM, assigning to it 9,374,125 newly issued ACSM ordinary shares of par value 1 euro each, representing 20% of ACSM's post-increase share capital.

As a result of this transaction, the quota held by ACSM's current shareholder of reference, the Municipality of Como, will come to around 40.5%.

ACSM and AEM will also stipulate a purchase/sale contract for the transfer of the investments held in Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o. for 7.095 million euro in cash.

The effectiveness of the letter of intent is subject, on the one hand, to approval on the part of the competent bodies of the Municipality of Como of all of the executive stages of the Transaction (including the proposed amendments to the Articles of Association and stipulation of the shareholder agreement) and, on the other, confirmation from CONSOB that completion of the Transaction and stipulation of the shareholder agreement will not oblige the Municipality of Como and AEM to launch an obligatory takeover bid for all of the shares of ACSM. Execution of the Transaction is also subject to the consent of the other main shareholders of Mestni Plinovodi d.o.o., namely Azienda Mediterranea Gas e Acqua S.p.A and SIMEST S.p.A, for the investment to be sold to ACSM and for it to take over all of the rights and obligations currently held by AEM under the current arrangements.

This entire process ought to be completed by the end of the first half of 2006.

D) SHAREHOLDERS' EQUITY

Shareholders' equity, which at March 31, 2006 amounts to 3,823 million euro (3,673 million euro at December 31, 2005), is detailed in the table below:

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Equity pertaining to the Group:			
Share capital	936	0	936
(Treasury shares)	(23)	0	(23)
Legal reserve	85	0	85
Other reserves	310	12	322
Retained earnings	99	262	361
Net profit for the year	242	(242)	0
Net profit for the period		108	108
Total equity pertaining to the Group	**1,649**	**140**	**1,789**
Minority interests	2,024	10	2,034
Total shareholders' equity	**3,673**	**150**	**3,823**

D1) SHARE CAPITAL

At March 31, 2006 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

D3) TREASURY SHARES

At March 31, 2006 this caption shows an amount of 23 million euro and refers to 14,841,850 treasury shares purchased during the previous years; there have been no changes compared with December 31, 2005. This item has been deducted from equity in accordance with IFRS.

D4) LEGAL RESERVE

The legal reserve at March 31, 2006 amounts to 85 million euro, the same as the previous year as the previous year's net profit has not yet been allocated.

D5) OTHER RESERVES

IAS/IFRS transition reserve

This reserve, amounting to 14 million euro at March 31, 2006 (15 million euro at December 31, 2005), includes the cumulative effects of revaluations and writedowns deriving from first-time application of international accounting standards.

IAS reserves

At March 31, 2006 these total 53 million euro (20 million euro at December 31, 2005) and include all the impacts of the valuations carried out after first-time adoption of IAS/IFRS. Changes during the period amount to 33 million euro.

Other reserves

These total 255 million euro (275 million euro at December 31, 2005) and principally refer to the extraordinary reserve deriving from allocation of a portion of retained earnings not distributed by AEM S.p.A.. The decrease compared with December 31, 2005 of 20 million euro is due to the Delmi Group's use of these reserves to cover prior year losses.

D6) RETAINED EARNINGS

This caption shows a positive balance of 361 million euro (99 million euro at December 31, 2005) and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries. The increase of 262 million euro is due to the net profit for the year 2005 not yet allocated, as well as the prior loss coverage by the Delmi Group.

D7) NET PROFIT FOR THE PERIOD

Net profit amounts to 108 million euro and includes the result for the period.

D8) MINORITY INTERESTS

At March 31, 2006 this totals 2,034 million euro (2,024 million euro at December 31, 2005) and represents the portion of capital, reserves and net result pertaining to minority interests of Delmi S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l., as well as to minority interests of the Edison Group consolidated through Transalpina di Energia S.r.l.
The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

E) LIABILITIES

E1) NON-CURRENT LIABILITIES

E1 – 1) Medium/long term financial liabilities

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Non-convertible bonds	2,026	(18)	2,008
Due to banks	2,637	(136)	2,501
Due to other providers of finance	293	(1)	292
Derivatives	-	5	5
Finance lease payables	45	(2)	43
Total	**5,001**	**(152)**	**4,849**

Medium/long-term financial liabilities amount to 4,849 million euro (5,001 million euro at December 31, 2005) and show a decrease of 152 million euro deriving mainly from the Group's lower medium/long-term debt exposure to banks, a decrease in the fair value of the non-convertible bond loan issued by AEM S.p.A. in October 2003, partly offset by the inclusion of the non-current liabilities for derivatives of the Delmi Group.

The section "Other information" illustrates the nature and the content of medium/long-term loans.

E1 – 2) Deferred tax liabilities

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Deferred tax liabilities	936	4	940

This caption includes the adjustments deriving from the changes foreseen exclusively by the tax regulations when preparing the tax returns of the individual companies compared with their financial statements as far as IRES and IRAP (corporate and regional income tax) are concerned. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

The increase of 4 million euro refers essentially to the provisions affecting the result for the year adjusted by the decrease in the consolidated deferred tax liabilities of the Delmi Group.

E1 – 3*) Employee benefits*

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Employees benefits	200	(1)	199

At March 31, 2006 this caption amounts to 199 million euro (200 million euro at December 31, 2005) with the following changes during the period:

(in millions of euro)	Amount at 12/31/2005	Provision	Utilisations	Other Changes	Amount at 03/31/2006
Severance indemnities	106	2	(1)	(1)	106
Payments in lieu of notice	0				0
Employees benefits	94		(1)		93
Total	**200**	**2**	**(2)**	**(1)**	**199**

E1 – 4) Provisions for charges and risks

(in millions of euro)	Amount at 12/31/2005	Provisions	Utilisations	Other changes	Amount at 03/31/2006
Provisions for charges and risks	618	43	(64)	4	601

The balance on these provisions at March 31, 2006 amounts to 601 million euro (618 million euro at December 31, 2005). The decrease compared with 31 December 2005, 17 million euro, is essentially due to the difference between the provisions and utilisations made during the period, especially the consolidated risk provisions of the Delmi Group, which were affected by utilisations taken from the provision made to cover contractual charges for the Porto Marghera site.

E1 – 5) Other non-current liabilities

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Other non-current liabilities	216	3	219

At March 31, 2006 they amount to 219 million euro (216 million euro at December 31, 2005) and refer to the payables due to the financing shareholders of Edipower S.p.A. in relation to the put options for the 4% pertaining to AEM S.p.A., including accrued interest for the period, as well as consolidation of the Delmi Group of 123 million euro, mainly for payables related to the put options for the purchase of 10% of Edipower, as well as interest-bearing guarantee deposits paid by customers under gas supply contracts.

E2) CURRENT LIABILITIES

E2 – 1) Trade and other payables

(in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/2006**
Advances	76	(1)	75
Trade accounts payable	1,074	98	1,172
Trade payables to related parties	5	(1)	4
- *To the parent entity*	*3*	-	*3*
- *To associates*	*2*	*(1)*	*1*
Payables to social security institutions	21	(6)	15
Other payables	269	(4)	265
Total	**1,445**	**86**	**1,531**

Trade and other payables amount to 1,531 million euro (1,445 million euro at December 31, 2005) and show an increase of 86 million euro deriving mainly from the increase in trade payables, partly offset by a decrease in amounts due to social security institutions and other current payables.

E2 – 2) Tax liabilities

(in millions of euro)	**Amount at 12/31/2005**	**Changes for the period**	**Amount at 03/31/2006**
Tax liabilities	102	110	212

Tax liabilities amount to 212 million euro (102 million euro at December 31, 2005) with an increase of 110 million euro due to an increase in current taxes (IRES and IRAP) for the period, an increase in the amount due to the Treasury and to local authorities for taxes on electricity and gas consumption, higher payables for local taxes and greater liabilities to the tax authorities for VAT.

E2 – 3) Short-term financial liabilities

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Due to banks	922	134	1,056
Due to other providers of finance	55	(8)	47
Derivatives	27	13	40
Finance lease payables	11	0	11
Financial payables to related parties	70	(9)	61
Total	**1,085**	**130**	**1,215**

Short-term financial liabilities amount to 1,215 million euro (1,215 million euro at December 31, 2005) for an increase of 130 million euro relating principally to higher financial liabilities on the part of the Delmi Group.

The section "Other information" illustrates the nature and the content of short-term loans.

E2 – 5) OTHER LIABILITIES

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Other liabilities	45	5	50

At March 31, 2006 this caption amounts to 50 million euro (45 million euro at December 31, 2005) and refers essentially to services that have already been invoiced but pertaining to future periods.

F) LIABILITIES DIRECTLY ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

(in millions of euro)	Amount at 12/31/2005	Changes for the period	Amount at 03/31/2006
Liabilities directly associated with non-current assets held for sale	-	19	19

These amount to 19 million euro and refer to liabilities that are due to be disposed of as required by IFRS 5, in particular Serenissima Gas S.p.A. and Serenissima Energia S.r.l. as discussed under point "C" of assets.

2. INCOME STATEMENT

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A (hereafter called "Delmi Group"); as a result, the figures at March 31, 2006 are not directly comparable with those at March 31, 2005.
The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis. Ecodeco S.r.l., 30% of which was acquired during 2005, has been carried at equity since June 30, 2005. As required by IFRS 5, the net results of Serenissima Gas S.p.A and Serenissima Energia S.r.l. and the valuation of the parent company's investment in Mestni Plinovodi d.o.o. are shown under the heading "Net result of non-current assets held for sale".

1) REVENUES

Revenues at March 31, 2006 amount to 2,019 million euro (607 million euro at March 31, 2005). The breakdown of the more important revenue items is as follows.

REVENUES (millions of euro)	**03.31.2006**	**03.31.2005**
1.1 Revenues from sales:		
- Sale of electricity	1.207	302
- Distribution, transport and measurement of electricity	73	36
- Sale of heat	42	15
- Sale and distribution of gas to customers and other companies	529	175
- Sales of fuel	28	10
- Water sold to civil customers	5	
Total revenues from sales	**1,884**	**538**
1.2 Revenues from services:		
- Services on behalf of customers and third parties	39	43
- Services rendered to the parent entity	5	6
- Services to associates		
Total revenues from services	**44**	**49**
1.3 Revenues from long-term contracts		
1.4 Other operating income		
- Connection contributions	3	4
- Excess risk provisions	2	
- Other revenues	44	11
- Hedging income on operating derivatives	53	14
- Hedging charges on operating derivatives	-11	-9
Total other revenues and income	**91**	**20**
TOTAL REVENUES	**2,019**	**607**

Total revenues from sales amount to 1,884 million euro (538 million euro at March 31, 2005) for an increase of 1,346 million euro compared with March 31, 2005 principally due to consolidation of the Delmi Group for 1,202 million euro. The increase revenues from sales of the "old scope" of the AEM Group, 144 million euro, is attributable to higher revenues for sales and distribution of electricity, gas and heat, which incorporated the price rises for energy raw materials on international markets, which offset the lower sales of fuel to Edipower's industrial partners.

Revenues from services on behalf of customers and third parties amount to 44 million euro (49 million euro at March 31, 2005) for a decrease of 5 million euro mainly due to the decrease in revenues for services to customers, especially AEM Calore & Servizi S.p.A., partly offset by the consolidation of the Delmi Group for 9 million euro.

Other operating income amounts to 91 million euro (20 million euro at March 31, 2005) of which 63 million euro refers to consolidation of the Delmi Group. This caption includes revenues per connection contributions, surplus risk provisions, other revenues which mainly refer to the valuation of excess green certificates and emission rights, as well as out-of-period income for differences on provisions made in previous years.
This caption also includes hedging income/charges on operating derivatives, of which 39 million euro relates to consolidation of the Delmi Group, which mainly refers to differential contracts on commodities, as well as differential contracts for the sale of electricity stipulated with the Sole Buyer, including the fair value at March 31, 2006.

2) OTHER OPERATING INCOME

OTHER OPERATING INCOME (millions of euro)	**03.31.2006**	**03.31.2005**
Other operating income	28	-
Total other operating income	**28**	-

Other operating income amounts to 28 million euro and refers to the consolidation of the other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

3) OPERATING COSTS

Operating costs at March 31, 2006 amount to 1,574 million euro (388 million euro at March 31, 2005). The main items in this caption are commented on below.

OPERATING COSTS (millions of euro)	03.31.2006	03.31.2005
3.1 Raw materials and consumables used		
- Purchases of power and fuel	1,151	276
- Change in inventories of fuels	40	26
- Demineralised industrial water	4	
- Purchases of materials	21	7
- Change in inventories of materials	-3	
- Hedging income on operating derivatives	-1	-1
- Hedging charges on operating derivatives	2	4
Total raw materials and consumables used	**1,214**	**312**
3.2 Services		
- Electricity delivering and transmission charges	112	20
- Subcontracted work	43	16
- Services	32	16
- Services from associates	3	2
Total services used	**190**	**54**
3.3 Changes in inventories of finished goods and work in progress	**63**	**-1**
3.4 Other operating costs		
- Use of third-party assets	9	2
- Use of assets of the parent entity	1	1
- Taxes and water fees	25	8
- Other charges	42	11
- Hedging charges on operating derivatives	30	1
Total other operating costs	**107**	**23**
TOTAL OPERATING COSTS	**1,574**	**388**

The cost of purchasing raw and other materials and goods amounts to 1,214 million euro (312 million euro at December 31, 2005) and increased by 902 million euro compared with March 31, 2005. This increase is attributable for 815 million euro to consolidation of the Delmi Group and for 87 million euro to higher costs for purchases of fuel for production purposes of the "old scope" of the AEM Group, due to a combination of higher quantities bought and higher unit purchase costs related to the trend in raw material prices on international markets.

Services used cost 190 million euro (54 million euro at March 31, 2005) with an increase of 136 million euro due mainly to consolidation of the Delmi Group for 132 million euro, whereas the costs of other Group companies shows an increase of 4 million euro.

The changes in inventories of finished products and contract work in progress at March 31, 2006 come to a total 63 million euro (-1 million euro at March 31, 2005), mainly for the change in inventories and work in progress of the Delmi Group.

Other operating costs at March 31, 2006 come to 107 million euro (23 million euro at March 31, 2005), of which 83 million euro for consolidation of the Delmi Group. This caption consists of costs for the use of third-party assets, taxes, water taxes and fees, other charges that mainly refer to the purchase di green certificates, out-of-period expenses and underprovisions. This caption also includes hedging charges for operating derivatives relating to the Delmi Group.

4) LABOUR COSTS

At March 31, 2006, labour cost, net of capitalised costs, amounts to 62 million euro (37 million euro at March 31, 2005), of which 25 million euro refer to the Delmi Group, as detailed below:

LABOUR COSTS (millions of euro)	**03.31.2006**	**03.31.2005**
Wages and salaries	42	24
Social security charges	14	9
Severance indemnities	3	2
Retirement benefits and similar provisions		
Other costs	3	2
Total labour costs	**62**	**37**

5) GROSS PROFIT FROM OPERATIONS

In consideration of the above, consolidated gross profit from operations at March 31, 2006 totals 411 million euro (182 million euro at March 31, 2005).

6) DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS

Amortisation, depreciation, provisions and writedowns at March 31, 2006 amount to 150 million euro (40 million euro at March 31, 2005) and are made up as follows:

AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS (millions of euro)	**03.31.2006**	**03.31.2005**
Amortisation of intangible assets	18	1
Depreciation of property, plant and equipment, of which:	101	34
- 1. ordinary depreciation	*88*	*31*
- 2. depreciation of transferable assets	*13*	*3*
Total amortisation and depreciation	119	35
Other writedowns of non-current assets		
Writedown of receivables included among current assets and liquid funds	4	3
Provisions for risks and charges	27	2
Total amortisation, depreciation, provisions and writedowns	**150**	**40**

This caption increased by 110 million euro of which million euro was due to consolidation of the Delmi Group, as well as to an increase in provisions for risks and charges principally in connection with charges deriving from the regulations on CO_2 emissions.

Amortisation of intangible assets and depreciation of property, plant and equipment show an increase of 84 million euro, of which 81 million euro related to consolidation of the Delmi Group, and 3 million euro to higher depreciation during the period under review.

Writedowns show an increase of 1 million euro, principally due to consolidation of the Delmi Group.

Provisions for risks and charges have increased by 25 million euro, of which 18 million euro related to consolidation of the Delmi Group. These higher provisions relate mainly to charges deriving from the regulations on CO_2 emissions.

7) PROFIT FROM OPERATIONS

The profit from operations amounts to 261 million euro (142 million euro at March 31, 2005).

FINANCIAL COSTS

Net financial costs amount to 43 million euro (- 10 million euro at March 31, 2005) of which 39 million euro for consolidation of the Delmi Group. The more significant details are reported below.

FINANCIAL COSTS (millions of euro)	03.31.2006	03.31.2005
8) Income/losses from revaluations of financial assets available for sale		
- Income from revaluations of financial assets	2	1
- Losses from revaluations of financial assets		
Total income/losses from revaluations of financial assets available for sale	**2**	**1**
10) Other gains (losses) from derivatives		
- Gains on financial derivatives	31	7
- Charges on financial derivatives	23	
Total other gains/losses on derivatives	**8**	**7**
12) Financial charges		
- Interest expense on current account with the parent entity (*)		
- Other:	58	19
Interest on bond loans	*15*	*6*
Miscellaneous income	*43*	*13*
Total financial charges	**58**	**19**
13) Income (losses) from financial assets		
13.1) Dividend income		
13.2) Income from receivables/securities included in non-current assets		
13.3) Income from receivables/securities included in current assets	6	1
13.4) Exchange gains and losses	-1	
Total income (losses) from financial assets	**5**	**1**
TOTAL FINANCIAL COSTS	**-43**	**-10**

(*) amount less than 1 million euro

Gains/losses on remeasurement of financial assets show a positive balance of 2 million euro (positive balance of 1 million euro at March 31, 2005), mainly due to consolidation of the Delmi Group.

Other gains and losses on derivatives show a positive balance of 8 million euro (7 million euro at March 31, 2005) and are made up of gains on derivatives, 31 million euro (7 million euro at March 31, 2005), which refer to the positive impact of the fair value of the derivatives hedging the interest rate risk of the bond loan and AEM S.p.A.'s revolving lines of credit, as well as consolidation of gains on financial derivatives of the Delmi Group, 12 million euro; partially offset by charges on derivatives, 23 million euro, which mainly refer to the equity swaps taken out by Delmi S.p.A. to limit the risk of fluctuations in the price of Edison S.p.A.'s shares, as well as consolidation of the Delmi Group.

Financial charges total 58 million euro (19 million euro at March 31, 2005). The increase of 39 million euro is due to consolidation of the Delmi Group for 34 million euro and to higher charges for 5 million euro as a result of the increase in the Group's debt exposure.

Income from financial assets totals 6 million euro at March 31, 2006 (1 million euro at March 31, 2005). The increase of 5 million euro mainly refers to consolidation of the Delmi Group, whereas other financial income is substantially unchanged. This income is essentially interest on bank deposits and interest on other receivables. Exchange losses amount to 1 million euro (zero at 31 March 2005) and relate to consolidation of the Delmi Group.

15) GAINS AND LOSSES ON VALUATION OF INVESTMENTS AT EQUITY

(millions of euro)	**03.31.2006**	**03.31.2005**
Gains and losses on valuation of investments at equity	**-1**	-

At March 31, 2006 this caption was negative for 1 million euro and related to the valuation of the Delmi Group's associates at equity and the valuation of the investment in Ecodeco S.r.l. which had not yet been acquired at March 31, 2005.

16) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	03.31.2006	03.31.2005
Gains (losses) on disposal of property, plant and equipment	-	-1

At March 31, 2006 the balance on this caption is less than 1 million euro, whereas at March 31, 2005 it was negative for 1 million euro

17) OTHER NON-OPERATING INCOME

This caption at 31 March 2006 amounts to 6 million euro (zero balance at 31 March 2005) and refers to income deriving exclusively from consolidation of the Delmi Group in connection with the settlement of tax disputes, for which the risk provision turned out to be higher than the final amount agreed.

Note that this item refers to income not directly related to the Group's industrial or financial operations.

18) OTHER NON-OPERATING COSTS

At March 31, 2006 this item shows a negative balance of 20 million euro (zero balance at March 31, 2005) and refers to the integration of risk provisions for certain disputes that arose during the year, deriving exclusively from consolidation of the Delmi Group.

Note that this item refers to charges not directly related to the Group's industrial or financial operations.

20) INCOME TAX EXPENSE

Income tax expense (millions of euro)	**03.31.2006**	**03.31.2005**
Current taxes	82	33
Deferred tax assets	-4	-5
Deferred tax liabilities	-4	18
Total income tax expense	**74**	**46**

Income tax for the period is calculated as follows, based on current accounting principles and consolidation policies:

- 82 million euro (33 million euro at March 31, 2005), of which 33 million euro relating to consolidation of the Delmi Group, as current taxes for the period (IRES and IRAP);
- a negative amount of 4 million euro (5 million euro negative at March 31, 2005), deriving from the reversal of deferred tax assets previously booked by AEM Group "old scope" companies for 3 million euro, less 7 million euro on consolidation of the Delmi Group. These taxes have been calculated on temporary differences between the net profit shown in the financial statements and the taxable income of each Group company;
- adjusting the taxes mentioned above, deferred tax liabilities show a negative balance of 4 million euro (positive for 18 million euro at March 31, 2005), deriving from tax provisions made by the "old scope" of the AEM Group for 7 million euro against the provisions made off the books in accordance with art. 109 of DPR 917/86, while consolidation of the Delmi Group shows a negative balance of 11 million euro, mainly attributable to utilisations related to the depreciation of property, plan and equipment not allowed for tax purposes following the Delmi Group's application of the fair value option during first-time adoption of IAS/IFRS.

22) NET RESULT OF NON-CURRENT ASSETS HELD FOR SALE

This is negative for 5 million euro and refers to the net result for the quarter of non-current assets held for sale, in particular Serenissima Gas S.p.A. and Serenissima Energia S.r.l. adjusted for the writedown of the parent company's 41.11% investment in Mestni Plinovodi d.o.o., which has been remeasured at fair value net of selling costs. At March 31, 2005 the net result was positive for 2 million euro.

25) GROUP NET PROFIT FOR THE PERIOD

The Group net profit, net of tax and minority interests (-16 million euro) comes to 108 million euro (87 million euro at March 31, 2005).

Guarantees and commitments with third parties

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 277 million euro (201 million euro in the previous year).

Guarantees and commitments with third parties

These amount to 297 million euro (251 million euro at December 31, 2005) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regards the investment in Edipower S.p.A., note that as part of the refinancing of Edipower, the AEM Group took a commitment to the associate to pay certain amounts by way of capital and/or a subordinated loan to guarantee the positive outcome of the repowering plan, both as regards any increases in investment costs and in the timing of the plan's completion, and as regards the power, efficiency and performance of the plants after the repowering plan (coverage of cost overruns, defects liability and underperformances).
Moreover, in connection with the tolling contract and the "power purchasing agreement", the AEM Group is responsible for the commercial obligations taken on by Edison Trading and AEM Trading versus Edipower, but only for situations of serious non-performance or insolvency (270 million euro).
Note also that the Edipower shares have been pledged to a pool of banks as security for the loans granted by them.
In connection with the personal guarantees given, we would point out the commitment to pay in capital and/or a subordinated loan for Edipower's financial requirements in connection with the repowering plan (Repowering Equity Contribution Agreement), for an amount of 23 million euro.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1.5 million euro) and the company's net equity at June 30, 2009.
The call option for the other 70% of the shares in Ecodeco S.r.l. has been valued at zero, based on an estimate of its fair value.

Guarantees and commitments with third parties of the Delmi Group

Personal guarantees given

The value of the personal guarantees shown, namely 763 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 303 million euro of guarantees issued by Edison S.p.A. to customers of Tecnimont S.p.A. (295 million euro) and Protecma S.r.l. (11 million euro) for supply contracts subscribed;
- 386 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- for 74 million euro of guarantees issued by Edison S.p.A. in favour of banks for project financing, loans and credit lines granted to Group companies.

Secured guarantees given

The value of real guarantees shown here, 779 million euro, represents the value of the asset or the right given in guarantee at the balance sheet date. They include real guarantees given to a pool of banks as security for loans shown in the balance sheet of Serene (49 million euro). Cancellation of the pledge has been requested following the refinancing of Serene.

The other real guarantees given for liabilities shown in the balance sheet for 730 million euro refer essentially to mortgages and liens on thermoelectric plants as security for the loans granted, of which 328 million euro relates to mortgages on debt waiting to be cancelled.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

Other information

Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at March 31, 2006 AEM S.p.A. holds 14,841,850 treasury shares, which were purchased during 2004. At March 31, 2006 the subsidiaries and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of' the year. The unit nominal value of these shares is 0.52 euro.

Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions.

The Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk), whereas the Group Finance and Administration Department manages liquidity risk, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

1) Risk factors in the energy market: commodity price risk,exchange rate risk and credit risk

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a commodity. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is the risk that AEM's customers may not honour their obligations at the due date.

In January 2005, the AEM Group developed its own "Energy Risk Policy", after formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled *Energy Risk Management*, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the Energy Risk Policy.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP .

The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc) based on the desired risk/return profile.
The hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (Sales/Purchases) deriving from various indexing mechanisms for the price of gas.
Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect 100% of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuing these hedges of the AEM Group at fair value at March 31, 2006 was positive for 0.3 million euro, whereas the overall result realised in 2006 was a gain of 0.8 million euro. The fair value of the forward points on the currency hedges (euro/dollar exchange rate) that do not qualify as hedging transactions, at March 31, 2006 was positive for 1.1 million euro.
The notional amount of the hedging contracts outstanding at March 31, 2006 for commodities and for hedging the risk on the euro/dollar exchange rate was 359 million euro.

2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk.

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates.
Interest rate risk is the possibility of incurring losses because of an unfavourable change in interest rates.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.
In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated short/medium term revolving committed lines of credit with banks for a total of 2,450 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Group Finance and Administration Department to identify and propose suitable strategies to limit these types of risk.

At March 31, 2006, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 28% consisted of floating-rate loans,
- 1% consisted of fixed-rate loans,
- 71% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- bond loan of 500 million euro with a fixed coupon of 4.875%;
- a loan from the Cassa Depositi e Prestiti, residual debt at March 31, 2006 of 318 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

Derivatives

On interest rates

With reference to the 500 million euro bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, whose value is limited to within a collar with a barrier option. The fair value of the derivative at March 31, 2006 is positive for 20.4 million euro.

The fair value of the bond loan, applying the "fair value option", at March 31, 2006, came to 515.0 million euro.

With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 AEM S.p.A has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. The fair value of the derivative at March 31, 2006 is positive for 0.4 million euro.

With reference to the revolving committed lines of credit falling due on 2012, AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar. The fair value of the derivative at March 31, 2006 is positive for 13.2 million euro.

On equities

With reference to the investment in AEM Torino S.p.A., on May 13, 2005 AEM S.p.A. concluded a "Total Return Hedging Equity Swap" for 6,890,000 ordinary shares to hedge the risk of changes in their market value. At March 31, 2006, the valuation of the cash flow hedge at fair value generated a loss in the income statement of 1.6 million euro.

The AEM Group has stipulated equity swaps through its subsidiary Delmi S.p.A. on 164,428,890 ordinary shares of Edison S.p.A.

Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.71 per share up to a maximum of 16,241,500 Edison S.p.A. ordinary shares with maturity November 24, 2008.

As regards the equity swaps on Edison S.p.A. ordinary shares, these are not hedges, but transactions designed to take advantage of any capital gains on the appreciation of the Edison stock price, which is quoted on the Milan Stock Exchange.

Delmi S.p.A. will receive from the counterparties amounts equal to any dividends paid by Edison S.p.A. on the underlying shares.

For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction, among other things, and a fixed commission.

At March 31, 2006, the valuation of the equity swaps and flexible forward agreement is negative for 16.7 million euro.

Commodity derivatives

All contracts are designed to protect the AEM Group from the risk of fluctuations in the market prices of certain raw materials.

The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39. Group companies have stipulated two-way differential contracts adjudicated on November 14 and 15 at an auction called by Acquirente Unico S.p.A., and differential contracts with G.R.T.N. assigned on the basis of the DM of December 24, 2005. There are also contracts to hedge the risk of volatility in the fee for the use of transport capacity (CCC) for 2006 assigned by Terna S.p.A. starting on January 10, 2006.

The contracts not considered hedges for the purposes of IAS 39 include the one-way differential contracts adjudicated at an auction called by Acquirente Unico in December 2004 and subsequently renewed; as far as the AEM Group is concerned, these are hedging contracts, even if they cannot be treated as such for hedge accountingpurposes under IFRS.
The use of financial derivatives is regulated by the AEM Group's Energy Risk Policy and is designed to limit the risk of the AEM Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges.
Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Risk management at the Delmi Group/Transalpina di Energia Group/Edison Group

The Delmi Group is made up of Delmi S.p.A., Transalpina di Energia S.r.l. and the Edison Group.

Delmi is exposed to *equity* risk because of the *equity swaps* on 164,428,890 ordinary shares of Edison S.p.A.

Transalpina di Energia S.r.l. is exposed to interest rate risk of which 81% has been hedged by means of interest rate swaps.

The Edison Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.
All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Edison Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management operations are handled centrally, with certain minor exceptions that regard Edipower, which manages its own essentially financial risks.

Interest rate risk
Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.
The exposure to interest rate risk at March 31, 2006 can be put at around 44% of the Edison Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.
The larger medium/long-term positions have been hedged, as have the main financial operations relating to bond loan issues and project financing, especially at Edipower where the hedging strategy is to reduce the risk component. A structure of financial derivative products has therefore been implemented within an interest rate corridor between 3% and 4.20%.

Exchange rate risk
Except as explained below under price risk, the Edison Group is not particularly exposed to exchange rate risk, and what little there is can be said to be concentrated in the translation of the financial statements of certain foreign subsidiaries, as generally speaking the operating companies have currency revenues and costs that more or less offset each other.

Price risk
The Edison Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities, either directly or through formulas and indexing.
As regards price risk management, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business.
To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot.
The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.

To manage the residual risk, the Group can use structured hedges on financial markets based on a cash flow hedging strategy. Hedging transactions can be used to block the margin on an individual transaction or on a limited set of identical transactions (called "operational hedging"), or it can be used to protect a maximum level of exposure to price risk calculated centrally on the total net portfolio of the Group, of an entire legal entity of the Group or, in any case, of a set of physical and contractual assets that are relevant for the company as a whole (so-called "strategic hedging"). Operations in hedging derivatives are carried out in compliance with AEM's risk managementpolicy and procedures with the support of a specific deal capture system.

Credit risk

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party.

This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.

For Edison, exposure to credit risk is principally tied to the selling of electricity and natural gas on the free market.

In order to keep this risk under control, the Edison Group has established a dedicated structure, laid down Credit Management Guidelines and implemented procedures and methods of evaluating customers (which also involves the use of suitable scoring matrices).

Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses those that have a particularly secure profile and a high international standing.

Liquidity risk

The Edison Group has a prudent liquidity risk management policy. This is the strategy designed to ensure that cash outlays, particularly unexpected ones, do not create serious problems for the Group. The minimum objective is to provide the Company with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months.

The Group's financial requirement is therefore ensured by long-term funding raised mostly through the bond market (around 48% of total net debt).

Analysis of forward transactions and derivatives

The Group's use of financial derivatives is designed to protect its physical and contractual assets from fluctuations in the prices of the risk factors to which the Group is exposed, particularly energy commodities (gas, oil and oil derivatives, coal and electricity) and the euro dollar exchange rate, based on a strategy of cash flow hedges.

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. For all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures and pass the effectiveness test as cash flow hedges, the results accrued to date and the prospective value, calculated at fair value, have been included in the gross profit from operations, whereas the differentials on transactions that are not considered hedges are included in financial income and charges. The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

Analysis of forward transactions and derivatives

Instruments outstanding at March 31, 2006

A) On interest and exchange rates

The following analyses show the *outstanding* amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

(millions of euro)	Notional value maturity within 1 year to be received	 to be paid	Notional value maturity in 1 to 5 years	Notional value maturity beyond 5 years
Interest rate risk management				
- cash flow hedges as per IAS 39			738	508
- not considered hedges as per IAS 39			3,616	1,256
Total derivatives on interest rates			**4,354**	**1,764**
Exchange rate risk management				
- considered hedges as per IAS 39				
On commercial transactions	-	-		
On financial transactions	-	6		
- not considered hedges as per IAS 39				
On commercial transactions	151	17		
On financial transactions	-	-		
Total exchange rate derivatives	**151**	**23**		
Equity risk management				
- considered hedges as per IAS 39			13	-
- not considered hedges as per IAS 39			281	-
Total equity derivatives			**294**	-

B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

	Unit of measurement of the notional value	Notional value with maturity within one year
Energy product price risk management		
A. cash flow hedges as per IAS 39, including:		
- Electricity	ThW	11
- Oil	bbl	110,000
- Other commodities	tonnes	244,550
- Exchange rate	million dollars	163
B. fair value hedges as per IAS 39		
C. not considered hedges as per IAS 39, including:		
C.1 margin hedges		
- Electricity	ThW	2
- Liquid gas, oil	bbl	1,068,229
- Coal	tonnes	4,370
C.2 trading transactions		
- Electricity	ThW	1
- Liquid gas, oil	bbl	50,500
- Other commodities	tonnes	6,200
- Exchange rate (forward points)	million dollars	163

Balance sheet and income statement effects of activity in derivatives during 2006

The following is an analysis of the effects on the balance sheet and income statement of derivatives management

Balance sheet figures

(in millions of euro)

ASSETS	
A) NON-CURRENT ASSETS	**2**
A6) Non-current derivatives	2
B) CURRENT ASSETS	**92**
B2) Inventories	0
B4) Current derivatives	92
TOTAL ASSETS	**94**
E) LIABILITIES	
E1) NON-CURRENT LIABILITIES	**5**
E1- 1) Medium/long-term financial liabilities	5
- Amounts due to banks	0
- Derivatives	5
E2) CURRENT LIABILITIES	**43**
E2- 3) Short-term financial liabilities	43
- Amounts due to banks	3
- Derivatives	40
TOTAL LIABILITIES	**48**

Income statement figures

(in millions of euro)	Realised	Change in fair value during the period	Amounts booked to the income statement
1) REVENUES AND OTHER OPERATING INCOME			
Energy product price risk management			
- considered hedges as per IAS 39	37	0	37
- not considered hedges as per IAS 39	3	2	5
Total (1)	**40**	**2**	**42**
3) OPERATING COSTS			
Energy product price risk management			
- considered hedges as per IAS 39	-28	-1	-29
- not considered hedges as per IAS 39	-2	0	-2
Total (3)	**-30**	**-1**	**-31**
TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS	**10**	**1**	**11**
10) OTHER INCOME (LOSSES) FROM DERIVATIVES			
Energy product price risk management			
- Trading income	0	0	0
- Trading charges	0	0	0
Margin on trading in commodities	**0**	**0**	**0**
Interest rate and equity risk management, including:			
A.Financial income			
- considered hedges as per IAS 39	0	0	0
- not considered hedges as per IAS 39	0	31	31
Total financial income (A)	**0**	**31**	**31**
B. Financial charges			
- considered hedges as per IAS 39	0	-1	-1
- not considered hedges as per IAS 39	-9	-13	-22
Total financial charges (B)	**-9**	**-14**	**-23**
Margin on interest rate and equity management (A+B)	**-9**	**17**	**8**
13) INCOME (LOSSES) FROM FINANCIAL ASSETS			
Exchange rate risk management, including:			
A. Exchange gains			
- considered hedges as per IAS 39	0	0	0
- not considered hedges as per IAS 39	0	0	0
Total exchange gains (A)	**0**	**0**	**0**
B. Exchange losses			
- considered hedges as per IAS 39	0	0	0
- not considered hedges as per IAS 39	0	-1	-1
Total exchange losses (B)	**0**	**-1**	**-1**
Margin on exchange rate risk management (A+B)	**0**	**-1**	**-1**
TOTAL BOOKED TO FINANCIAL COSTS	**-9**	**16**	**7**

Bank borrowings and amounts due to other providers of finance

The following are all the figures relating to bank borrowings and amounts due to other providers of finance:

(amounts in millions of euro)	Book balance 03/31/06	Portions maturing within 12 months	Portions maturing beyond 12 months	03/31/08	03/31/09	03/31/10	03/31/11	beyond
Bonds	2,008		2,008	753	-	99	385	771
Non-banking loans	453	118	335	53	71	47	43	121
Bank loans	3,557	1,056	2,501	530	996	56	49	870
TOTAL	**6,018**	**1,174**	**4,844**	**1,336**	**1,067**	**202**	**477**	**1,762**

Covenants

AEM S.p.A.'s bank debt of 150 million euro at floating rate with maturity August 2006
Covenant - AEM S.p.A undertakes to ensure that its financial conditions and those of the other Group companies are such that the ratio between net financial indebtedness and gross profit from operations is lower than 6.5 and that the rating given to the Company by Standards & Poor's is equal to or higher than BBB-.
The loan falls due in August 2006.

AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018
The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a long-term rating of not less than investment grade for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

Revolving committed lines of credit
AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,450 million euro.
These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

Delmi Group debt

As regards the consolidated debt of the Delmi Group, the bank borrowings of Transalpina di Energia S.r.l. are not subject to any financial covenants.
As regards the Edison Group, deterioration or elimination of Edison's rating does not trigger off any automatic requirement to repay the loan. This applies both to bond loans and to bank borrowings. As for financial covenants, which are obligations to comply with certain minimum or maximum financial ratios, there are none attached to any of the Group's bond loans, whereas for a portion of the bank debt relating to Edison and its subsidiaries, the part involved amounts to around 300 million euro. The types of financial ratios that are taken into consideration refer to gross profit from operations in relation to net debt and financial charges.

Edipower debt

With specific reference to the loan of Edipower S.p.A. of 2,300 million euro, at floating rate and with maturity September 2008, were Edison S.p.A. or AEM S.p.A. to lose the minimum rating associated with investment grade, no obligation would arise for Edipower S.p.A. to repay the loan in advance. The only requirement would be for Edison and AEM to come back into line with the financial covenants. In the case of violation of these financial covenants, after a period of observation, Edison and AEM would have to pay the amount guaranteed by them under the Completion Equity Contribution Agreement and the Repowering Equity Contribution Agreement. The financial covenants of Edipower S.p.A. refer to the ratio between gross profit from operations and financial charges, the ratio between net debt and gross profit from operations, and a minimum level of gross profit from operations.
In March 2006 Edipower S.p.A. did in fact ask the pool of financiers for permission not to comply with certain contractual limits other than the financial covenants. The company is still waiting for a positive reply.

Concessions

The following table shows the main concessions obtained by the AEM Group:

Concession	**Authority**	**Maturity**
Authorisation issued with provisional certificate 1404 of 8.5.1986 for the **Braulio** hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1449 of 4.8.1959 extended under Decree 79/1999 ("Bersani Decree") for the **San Giacomo** hydroelectric plant (San Giacomo Dam)	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 352 of 01.22.1957 for the **Premadio** 1 hydroelectric plant	Ministry of Public Works	07.28.2013
Concession issued with Interministerial Decree 1971 of 06.08.1962 for the **Premadio 2** hydroelectric plant	Ministry of Public Works	12.31.2043
Concession issued with Interministerial Decree 1332 of 7.17.1964 for the **Grosio** hydroelectric plant	Ministry of Public Works	11.15.2016
Concession issued with Interministerial Decree 2758 of 10.21.1948 extended under Decree 79/1999 ("Bersani Decree") for the **Lovero** hydroelectric plant	Ministry of Public Works	12.31.2010

Concession issued with Interministerial Decree 4023 of 9.24.1940 extended under Decree 79/1999 ("Bersani Decree") for the **Stazzona** hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Interministerial Decree 3255 of 6.23.1958 extended under Decree 79/1999 ("Bersani Decree") for the **Fraele** hydroelectric plant	Ministry of Public Works	12.31.2010
Authorisation issued with provisional certificate 2597 of 11.16.1982 extended under Decree 79/1999 ("Bersani Decree") for the **Grosotto** hydroelectric plant	Ministry of Public Works	12.31.2010
Concession issued with Resolution of the Regional Council 25068 of 1.18.1997 for the **Boscaccia hydroelectric plant**	Regional Council	01.31.2007
Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano	Ministry of Industry	12.31.2030
Delegation agreement for management of the public gas and district heating network services stipulated on 12.3.1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A.	Municipality of Milan	For the same period as the duration of the Company (*)

(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of 11.10.2005 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to 12.31.2011.

AEM Gas S.p.A. and Serenissima Gas S.p.A. also have concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

	Number	Residual life from	to
Storage concessions	2	9	19
Hydroelectric concessions	70	3	26
Distribution concessions	56	2	14
Hydrocarbon concessions	76	(*) "unit of production"	

(*) amortisation is calculated on the basis of the extracted portion in relation to the available reserves

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.

On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.

This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.

The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Chamber of Deputies in March 2005 and has now also been approved by the Senate on April 13, 2006, (art. 27, Law 62 of April 18, 2006). The amendment

envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions.
On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.
The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. However, based on art. 27.5, as amended by the Budget Law 2006, it is up to the Internal Ministry to determine the amount of any State aid to be reimbursed and to take steps to recover it - if that obligation exists - within and not beyond six months of the guidelines being issued.
If all possible forms of legal protection fail, it is reasonable to assume - as appears from the way that the guidelines have been prepared - that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.

By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.

It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

Other commitments and risks of the Delmi Group
We would also like to mention the following commitments and risks relating to the consolidation of the Delmi Group, mainly relating to the Edison Group:

- in the field of hydrocarbons, natural gas import contracts in particular - as in usual in transactions of this amount and duration - there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year. A contract was also signed for imports from Qatar with the start of deliveries dependent on completion of the LNG currently under construction in the North Adriatic and expected to come into service by the end of 2007. The volumes of this contract under normal conditions will amount to 6.6 billion cubic metres of gas per year. Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 14 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.
- in the electricity chain, in relation to the loan contract that went to the benefit of Parco Eolico San Giorgio and Parco Eolico Foiano, in addition to the special lien relating to existing plants and works, there are other commitments that concern the assignment of credits of any kind, current and future, deriving from the contracts, in favour of the Agent acts on behalf of the assignee banks; special lien in favour of the lending banks on future goods of any kind that will become part of the companies' assets, as well as the credits deriving from the sale of such goods. In guarantee of the loans taken out by Termica Milazzo and Termica Celano there is a negative pledge clause held by Edison, as well as, for Termica Celano, a pledge promised to the lending bank in the event of certain contractual conditions. Termica Celano has granted the banks a special lien on moveable assets making up the cogeneration power plant, whereas Termica Milazzo has granted the banks a property lien and a special lien that covers all of its assets.
- as part of the agreements that tie the members of the RCS Mediagroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation to buy the shares in proportion to the holdings that they contributed to the syndicate.
- in the subscription contract for the shares in Utilità S.p.A., Edison has an option to buy another 16% of the share capital or to sell its entire investment. These options can be exercised by and not beyond July 31, 2007. The value of the call option is equal to the subscription price of the shares plus an amount equal to the legal interest accruing between the date the shares are subscribed and the date on which the options are exercised, while the value of the put option is the portion of book net equity less the reserves at September 28, 2005.
- moreover, as regards the contract for the sale of Edison LNG, now called Terminale GNL Adriatico Srl, which took place in May this year, the agreements provide:
  - for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);

- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events taken place due to the fault of the two majority shareholders that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal;
- lastly, once the North Adriatic regasification terminal has been completed, even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regasification capacity for 25 years.

Update of the principal outstanding legal and tax disputes of the Delmi Group

As regards changes in the main legal disputes compared with December 31, 2005 concerning events in the past for which monetary outlays are probable for an amount that can be reasonably estimated for obligations existing at the balance sheet date and for which risk provisions have been made, based on the information currently available, there have not been any significant events or changes since the situation explained at December 31, 2005.

As regards the main tax disputes there have not been any particular developments during the first three months of 2006.

Related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At March 31, 2006 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.204% (759,690,915 shares), of which 42.204% directly (759,643,515 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..
During the year, AEM S.p.A. purchased 14,841,850 treasury shares, which is 0.825% of the share capital (made up of 1,800,047,400 shares); the remaining 56.971% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan, AEM Elettricità S.p.A. and AEM Gas S.p.A. regarding the distribution of electricity, gas and heat and the provision of public illumination and traffic light services are regulated by specific agreements.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards dealings between AEM S.p.A. and the other entities controlled by the Municipality of Milan, it should be borne in mind that AEM has a 49.0% interest in the share capital of Malpensa Energia S.r.l., which is controlled by SEA S.p.A.

Dealings with subsidiary and associated companies

Within the group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In 2006 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its Italian subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l. and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries and associates with administrative, financial, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).

AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables.

BALANCE SHEET (in millions of euro)	**SUBSIDIARY COMPANIES (1)**	**ASSOCIATED COMPANIES (1)**	**PARENT COMPANY (2)**	**TOTAL**
ASSETS:				
A) NON-CURRENT ASSETS				
A4) INVESTMENTS	2,372	475		2,847
A5) OTHER NON-CURRENT FINANCIAL ASSETS		1		1
B) CURRENT ASSETS				
B3) CURRENT FINANCIAL ASSETS	207			207
B6) TRADE RECEIVABLES	239	1	68	308
SHAREHOLDERS' EQUITY AND LIABILITIES				
E2) CURRENT LIABILITIES				
E2-1) TRADE PAYABLES	42	1	3	46
E2-3) SHORT-TERM LOANS	142	-	61	203

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.
(2) Dealings between Group companies and the Municipality of Milan.

INCOME STATEMENT (in millions of euro)	SUBSIDIARY COMPANIES (1)	ASSOCIATED COMPANIES (1)	PARENT COMPANY (2)	TOTAL
1) REVENUES				
1.1) Revenues from sales				-
1.2) Revenues for services	22		5	27
1.6) Other operating income	41			41
2) OTHER OPERATING INCOME	-			-
3) OPERATING COSTS				
3.2) Services	9	3		12
3.6) Other operating costs			1	1
12) Financial charges	1			1
13) Income from financial assets	2			2

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.
(2) Dealings between Group companies and the Municipality of Milan.

Earning per share

March 31, 2005		March 31, 2006
(in millions of euro)		*(in millions of euro)*
87	(a) Net profit attributable to the ordinary shareholders(1)	107
2	Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations)	-5
85	(b) Net profit attributable to the ordinary shareholders from operating activities	112
87	(c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1)	107
85	(d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS	112
	Weighted average number of shares in circulation for the calculation of earnings (loss) per share	
1,777,295,945	- basic (f)	1,785,205,550
1,777,295,945	- diluted (g)	1,785,205,550
	Earnings per share (in euro)	
0.0488	- basic (a/f)	0.0601
0.0476	- basic (b/f) from operating activities	0.0629
0.0488	- diluted (c/g)	0.0597
0.0476	- diluted (d/g) from operating activities	0.0625

(1) net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders

Attachments to the financial statements

Attachment 1 - Statement of changes in property, plant and equipment

(in millions of euro)

Property, plant and equipment	Residual value 31/12/05	Changes for the period							Residual value 31/03/06
		Additions	Category changes	Reclassifications	Other changes	Disposals	Depreciation	Total changes for the period	
Land	103	1						1	104
- Total land	**103**	**1**						**1**	**104**
Buildings	596		30				(8)	22	618
- Total buildings	**596**		**30**				**(8)**	**22**	**618**
- Total land and buildings	**699**	**1**	**30**				**(8)**	**23**	**722**
Plant and machinery									
Production plant	3,529	7	581	10	8	(8)	(73)	525	4,054
Transport lines	38						(1)	(1)	37
Transformation stations	44								44
Distribution networks	1,219	13			(14)	(1)	(14)	(16)	1,203
Transferable plant and machinery	730			(10)			(4)	(14)	716
Leased assets	86						(1)	(1)	85
- Total plant and machinery	**5,646**	**20**	**581**		**(6)**	**(9)**	**(93)**	**493**	**6,139**
Industrial and commercial equipment									
Miscellaneous equipment	14								14
Mobile phones									
- Total industrial and commercial equipment	**14**								**14**
Other property, plant and equipment									
Furniture and fittings									
Electric and electronic office machines	19	2						2	21
Vehicles									
Fixed assets worth less than 516 euro									
Leasehold improvements	3								3
Leased assets	42								42
- Total other property, plant and equipment	**64**	**2**						**2**	**66**
Construction in progress and advances									
Buildings	4	1						1	5
Production plant	1,021	46	(611)					(565)	456
Transport lines									
Transformation stations	1								1
Distribution networks	5	1						1	6
Miscellaneous equipment									
Other property, plant and equipment									
Advances	1								1
Transferable assets in construction	38								38
- Total construction in progress and advances	**1,070**	**48**	**(611)**					**(563)**	**507**
Total property, plant and equipment	**7,493**	**71**			**(6)**	**(9)**	**(101)**	**(45)**	**7,448**

Attachment 2 - Statement of changes in intangible assets

(in millions of euro)

Intangible assets	Residual value 12/31/2005	Changes for the period						Residual value 03/31/2006
		Additions	Reclassifications	Other changes	Disposals	Amortisation	Total changes for the period	
Industrial patents and intellectual property rights	19					-1	-1	18
Concessicns, licences, trademarks and similar rights	248					-6	-6	242
Goodwill	1,972							1,972
Assets in process of formation	3	1					1	4
Other intangible assets	391	5		-14		-11	-20	371
Total intangible assets	**2,633**	**6**		**-14**		**-18**	**-26**	**2,607**

Attachment 3 - List of companies included in the consolidated financial statements and of other investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding at 03/31/2006	Portions held %	Shareholder	Securities held with voting rights % (a)	Exercisable voting rights (b)	Book value at 03/31/2006 in thousands of euro	Valuation method
Scope of consolidation										
Metroweb S.p.A.	Milan	Euro	20,180	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trasmissione S.p.A.	Milan	Euro	76,597	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Serenissima Gas S.p.A. (10)	Milan	Euro	1,082	79,4% (1)	71.44%	AEM S.p.A.	-	-		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Serenissima Energia S.r.l. (10)	Milan	Euro	100	79,4% (2)	71.44%	AEM S.p.A.	-	-		Line-by-line consolidation
Delmi S.p.A.	Milan	Euro	1,466,868	51.00%	51.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Proaris S.r.l.	Milan	Euro	10	100.00%	100.00%	AEM S.p.A.	-	-		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.	-	-		Proportional consolidation
Edipower S.p.A.	Milan	Euro	1,441,300	20,00% (3)	16.00%	AEM S.p.A.	-	-		Proportional consolidation
Transalpina di Energia S.r.l. (4)	Milan	Euro	3,146,000	50.00%	50.00%	Delmi S.p.A.	-	-		Proportional consolidation
Investments in associates										
Mestni Plinovodi d.o.o. (10)	Capodistria (Slovenia)	Euro	15,964		41.11%	AEM S.p.A.	-	-	-	Shareholders' equity
Malpensa Energia S.r.l.	Segrate (Mi)	Euro	5,200		49.00%	AEM S.p.A.	-	-	4,196	Shareholders' equity
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837		35,76%	AEM S.p.A.	-	-	2,658	Shareholders' equity
e-utile S.p.A. (9)	Milan	Euro	1,000		49.00%	AEM S.p.A.	-	-	1,342	Shareholders' equity
Zincar S.r.l.	Milan	Euro	100		37.00%	AEM S.p.A.	-	-	242	Shareholders' equity
Alagaz S.p.A.	St Petersburg (Russia)	USD	24,000		35.00%	AEM S.p.A.	-	-	8	Shareholders' equity
Aem-Bonatti S.c.a.r.l. (in liquidation)	Milan	Euro	10		50.00%	AEM S.p.A.	-	-	5	Shareholders' equity
Utilia S.p.A. (5)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	-	-	240	Shareholders' equity
Ecodeco S.r.l.	Milan	Euro	7,468		30.00%	AEM S.p.A.	-	-	70,317	Shareholders' equity
Consolidation of the Delmi Group (8)									29,798	See attachment 5
Total investments in associates									**108,806**	
Investments in other companies										
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	-	-	234,047	Fair value
A.G.A.M. S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	-	-	17,439	Fair value
Aem Torino S.p.A.	Turin	Euro	519,461		1.46%	AEM S.p.A.	-	-	14,744	Fair value
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	-	-	874	Fair value
Consorzio DIX.IT (in liquidation)	Milan	Euro	5,165		14.28%	AEM S.p.A.	-	-	738	Fair value
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	-	-	165	Fair value
Emittenti Titoli S.p.A.	Milan	Euro	5,200		1.85%	AEM S.p.A.	-	-	79	Fair value
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	-	-	25	Fair value
AvioValtellina S.p.A.	Sondrio	Euro	2,880		0.19%	AEM S.p.A.	-	-	5	Fair value
Bluefare Ltd.	Lonon	Lst	1,000		20.00%	AEM S.p.A.	-	-	2	Fair value
Servelfin S.p.A. (10)	Milan	Euro	477		0.52%	Serenissima Gas S.p.A. (10)	-	-	-	Fair value
Serenissima Energia S.r.l. (10)	Milan	Euro	100		10.00%	Serenissima Gas S.p.A.	-	-	-	See note 2
CO.GE.R. 2004 S.p.A. (6)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	-	-	2	Fair value
CESI S.p.A. (7)	Milan	Euro	8,550		7.00%	Edipower S.p.A.	-	-	271	Fair value
Consolidation of the Delmi Group (8)									42,359	See attachment 7
Total investments in other companies									**310,750**	

(*) Share capitals are expressed in thousands of euro.
(1) Net of treasury shares held by Serenissima Gas S.p.A..
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l.directly and 7.9% indirectly through Serenissima Gas S.p.A.
(3) The percentage shown here assumes that all of the put option rights are exercised.
(4) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A.;
(5) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l.
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through AEM Calore & Servizi S.p.A.
(7) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(8) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group;
(9) The financial statement figures of the company refer to the financial statements as of 09/30/05.
(10) The investments in these companies have been reclassified in caption C - NON-CURRENT ASSETS HELD FOR SALE.
(a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.
(b) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

Attachment 4 - Investments of the Delmi Group

Investments

Name	Registered office	Currency	Share capital	Consolidated portion of the Group % (a)		% of capital held		Securities held with voting rights % (c)	Exercisable voting rights % (d)	Type of investment (e)
				03/31/06	12/31/2005	% (b)	Shareholder			
A) Companies included in the scope of consolidation										
A.1) Companies consolidated line-by-line										
CONSORZIO DI SARMATO SOC. CONS. P.A.	MILAN (I)	EUR	200,000	36.430	36.430	52.500	EDISON SPA	-	-	CO
ECOFUTURE SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	10,200	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON RETE SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	106,778,200	69.390	69.390	100.000	EDISON SPA	-	-	CO
GEVER SPA	MILAN (I)	EUR	10,500,000	35.390	35.390	51.000	EDISON SPA	-	-	CO
HYDRO POWER ENERGY SRL - HPE SRL (SOLE SHAREHOLDER)	BOLZANO (I)	EUR	50,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
JESI ENERGIA SPA	MILAN (I)	EUR	5,350,000	48.570	48.570	70.000	EDISON SPA	-	-	CO
SARMATO ENERGIA SPA	MILAN (I)	EUR	14,420,000	42.330	42.330	61.000	EDISON SPA	-	-	CO
SONDEL DAKAR BV	ROTTERDAM (NL)	EUR	18,200	69.390	69.390	100.000	MONTEDISON FINANCE EUROPE NV	-	-	CO
TERMICA BOFFALORA SRL	MILAN (I)	EUR	14,220,000	48.570	48.570	70.000	EDISON SPA	-	-	CO
TERMICA CELANO SRL	MILAN (I)	EUR	259,000	48.570	48.570	70.000	EDISON SPA	-	-	CO
TERMICA COLOGNO SRL	MILAN (I)	EUR	9,296,220	45.100	45.100	65.000	EDISON SPA	-	-	CO
TERMICA MILAZZO SRL	MILAN (I)	EUR	23,241,000	41.630	41.630	60.000	EDISON SPA	-	-	CO
EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	4,200,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
MONSEI ESCO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	100,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
PARCO EOLICO FAETO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	11,300	69.390	69.390	100.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	CO
PARCO EOLICO FOIANO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	683,000	69.390	69.390	100.000	PARCO EOLICO SAN GIORGIO SRL (SOLE SHAREHOLDER)	-	-	CO
PARCO EOLICO SAN GIORGIO SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	8,911,200	69.390	69.390	100.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	CO
EDISON D.G. SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	460,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON INTERNATIONAL SPA	MILAN (I)	EUR	17,850,000	69.390	69.390	70.000	EDISON SPA	-	-	CO
						30.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON STOCCAGGIO SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	81,497,301	69.390	69.390	100.000	EDISON SPA	-	-	CO
EUROIL EXPLORATION LTD	LONDON (GB)	GBP	9,250,000	69.390	69.390	0.000	EDISON SPA	-	-	CO
						100.000	SELM HOLDING INTERNATIONAL SA	-	-	
EDISON TRADING SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	30,000,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
VOLTA SPA	MILAN (I)	EUR	130,000	35.390	35.390	51.000	EDISON SPA	-	-	CO
EDISON ENERGIA SPA (SOLE SHAREHOLDER)	MILAN (I)	EUR	22,000,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON PER VOI SPA (SOLE SHAREHOLDER)	SELVAZZANO DENTRO (PD) (I)	EUR	3,592,000	69.390	69.390	100.000	EDISON D.G. SPA (SOLE SHAREHOLDER)	-	-	CO
ATEMA LIMITED	DUBLIN 2 (IRL)	EUR	1,500,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON HELLAS SA	ATHENS (GR)	EUR	263,700	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON SPA	MILAN (I)	EUR	4,273,112,753	69.390	69.390	69.390	TRANSALPINA DI ENERGIA S.R.L.	71.230	71.230	CO
FINANZIARIA DI PARTECIPAZIONI ELETTRICHE FINEL SPA	MILAN (I)	EUR	194,000,000	69.390	69.390	80.000	EDISON SPA	-	-	CO
MONTEDISON FINANCE EUROPE NV	AMSTERDAM (NL)	EUR	4,537,803	69.390	69.390	100.000	EDISON SPA	-	-	CO
SELM HOLDING INTERNATIONAL SA	LUXEMBOURG (L)	EUR	24,000,000	69.390	69.390	99.950	EDISON SPA	-	-	CO
						0.050	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-	
MONTEDISON SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,583,000	69.390	69.390	100.000	EDISON SPA	-	-	CO
NUOVA ALBA SRL (SOLE SHAREHOLDER)	MILAN (I)	EUR	2,016,457	69.390	69.390	100.000	EDISON SPA	-	-	CO
EDISON TREASURY SERVICES SRL	CONEGLIANO (TV) (I)	EUR	10,000	69.390		0.000	EDISON SPA	-	-	CO
A.2) Companies consolidated on a proportional basis										
BLUEFARE LTD	LONDON (GB)	GBP	1,000	34.690	34.690	50.000	EDISON SPA	-	-	JV
IBIRITERMO SA	IBIRITE' - ESTADO DE MINAS GERAIS (BR)	BRL	7,651,814	34.690	34.690	50.000	EDISON SPA	-	-	JV
SEL - EDISON SPA	CASTELBELLO (BZ) (I)	EUR	84,798,000	29.140	29.140	42.000	EDISON SPA	-	-	JV
SELEDISON NET SRL	CASTELBELLO - CIARDES (BZ) (I)	EUR	200,000	29.140	29.140	100.000	SEL - EDISON SPA	-	-	JV
SERENE SPA	MILAN (I)	EUR	25,800,000	46.020	46.020	66.320	EDISON SPA	-	-	JV
PARCO EOLICO CASTELNUOVO SRL	CASTELNUOVO DI CONZA (SA) (I)	EUR	10,200	34.690	34.690	50.000	EDISON ENERGIE SPECIALI SPA (SOLE SHAREHOLDER)	-	-	JV
EDIPOWER SPA	MILAN (I)	EUR	1,441,300,000	34.690	34.690	40.000	EDISON SPA	-	-	JV
ED-INA D.O.O.	ZAGABRIA (HR)	HRK	20,000	34.690	34.690	50.000	EDISON INTERNATIONAL SPA	-	-	JV
SOC.STUD.PROM.GASDOT.ALG-ITA V.SARDEG. GALSI SPA	MILAN (I)	EUR	3,850,000	12.490	12.490	18.000	EDISON SPA	-	-	JV
INTERNAT. WATER SERV.(GUAYAQUIL) INTERAGUA C. LTDA	GUAYAQUIL (EC)	USD	17,820,000	18.420	18.420	90.000	INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	-	-	JV
INTERNATIONAL WATER (TUNARI) BV	AMSTERDAM (NL)	EUR	20,000	34.690	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER (UK) LIMITED	LONDON (GB)	GBP	1,001	34.690	34.690	0.100	INTERNATIONAL WATER SERVICES LIMITED	0.000	0.000	JV
						99.900	IWL CORPORATE LIMITED	100.000	100.000	
INTERNATIONAL WATER HOLDINGS BV	AMSTERDAM (NL)	EUR	40,000	34.690	34.690	50.000	EDISON SPA	-	-	JV
INTERNATIONAL WATER SERVICES (GUAYAQUIL) BV	AMSTERDAM (NL)	EUR	20,000	20.470	20.470	59.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LIMITED	GEORGE TOWN - GRAND CAYMAN (GBC)	USD	45,100	34.620	34.620	99.780	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
INTERNATIONAL WATER SERVICES LTD	ZUG (CH)	CHF	100,000	34.690	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL (ASIA PACIFIC) PTE LTD	SINGAPORE (SGP)	SGD	2	34.690	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL ADELAIDE PTY LTD (IN LIQUIDATION)	225 GEORGE STREET - SYDNEY - NSW (AUS)	AUD	1,020,460	34.690	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV
IWL CORPORATE LIMITED	LONDON (GB)	GBP	1	34.690	34.690	100.000	IWL SERVICES HOLDINGS (UK) LIMITED	-	-	JV
IWL SERVICES HOLDINGS (UK) LIMITED	LONDON (GB)	GBP	2	34.690	34.690	100.000	INTERNATIONAL WATER HOLDINGS BV	-	-	JV

Attachment 5 - Investments of the Delmi Group

Investments

Name	Registered office	Currency	Share capital	Consolidated portion of the Group % 12/31/2005	% of capital held % (b)	Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)
B) Companies carried at equity										
CONSORZIO BARCHETTA	JESI (AN) (I)	EUR	2,000		50.000	JESI ENERGIA SPA	-	-		CL
CONSORZIO MONTORO	NARNI (I)	EUR	4,000		25.000	EDISON SPA	-	-		CL
CONSORZIO VICENNE	CELANO (I)	EUR	1,000		50.000	TERMICA CELANO SRL	-	-		CL
GTI DAKAR LTD	GEORGE TOWN -GRAN CAIMAN (GBC)	EUR	14,686,479		30.000	SONDEL DAKAR BV	-	-	3.7	CL
KRAFTWERKE HINTERRHEIN AG	THUSIS (CH)	CHF	100,000,000		20.000	EDISON SPA	-	-	15.6	CL
ROMA ENERGIA SRL	ROME (I)	EUR	50,000		35.000	EDISON SPA	-	-	0.5	CL
SISTEMI DI ENERGIA SPA	MILAN (I)	EUR	10,475,000		40.570	EDISON SPA	-	-	4.2	CL
NILE VALLEY GAS COMPANY (NVGC) S.A.E.	CAIRO (ET)	EGP	50,000,000		37.500	EDISON INTERNATIONAL SPA	-	-	3.8	CL
BLUMET SPA	REGGIO EMILIA (I)	EUR	7,600,000		25.790	EDISON SPA	-	-	3.3	CL
ESTGAS SPA	UDINE (I)	EUR	495,000		33.330	EDISON SPA	-	-	0.2	CL
ETA 3 SPA	AREZZO (I)	EUR	2,000,000		33.010	EDISON SPA	-	-	1.3	CL
GASCO SPA	BRESSANONE (BZ) (I)	EUR	350,000		40.000	EDISON SPA	-	-	0.1	CL
PROMETEO SPA	OSIMO (AN) (I)	EUR	1,938,743		21.000	EDISON SPA	-	-	0.5	CL
S.A.T. - SERVIZI AMBIENTE TERRITORIO SPA	SASSUOLO - (MO) (I)	EUR	27,752,560		40.000	EDISON SPA	-	-	21.5	CL
UTILITA' SPA	MILAN (I)	EUR	2,307,692		35.000	EDISON SPA	-	-	0.8	CL
INIZIATIVA UNIVERSITARIA 1991 SPA	VARESE (I)	EUR	16,120,000		32.260	MONTEDISON SRL (SOLE SHAREHOLDER)	-	- m	3.9	CL
SOC.PER LA GEST. DEL PALAZZO CENTRO CONGRESSI SRL	ASSAGO (MI) (I)	EUR	10,200		44.820	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		CL
SYREMONT SPA	MESSINA (I)	EUR	750,000		40.000	EDISON SPA	-	-		CL

Attachment 6 - Investments of the Delmi Group

Investments

Name	Registered office	Currenc	Share capital	Consolidated portion of the Group % 12/31/2005	% of capital held % (b)	% of capital held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (In millions of euro) (f)	Type of investment (e)
C) Companies carried at cost as subject to permanent restrictions										
BIOMASSE EMILIA ROMAGNA SRL (IN LIQUIDATION)	CESENA (FO) (I)	EUR	10,000		51.000	EDISON SPA	-	- n		CO
AUTO GAS COMPANY S.A.E. (IN LIQUIDATION)	CAIRO (ET)	EGP	1.700.000		30.000	EDISON INTERNATIONAL SPA	-	-		CL
EDISON GAS ESPANA SA(SOCIEDAD UNIPERSONAL EN LIQ.)	BARCELONA (E)	EUR	60.200		100.000	EDISON SPA	-	-		CO
CODEST SRL	PAVIA DI UDINE (UD) (I)	EUR	15,600		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
CONSORZIO FRIULANO PER IL TAGLIAMENTO	UDINE (I)	EUR	10.330		16.300	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		TZ
C.F.C. CONSORZIO FRIULANO COSTRUTTORI (IN LIQUIDATION)	UDINE (I)	LIT	100,000,000		20.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
CALBIOTECH SRL (IN BANKRUPTCY)	RAVENNA (I)	LIT	90.000.000		55.000	EDISON SPA	-	-		CO
CALCESTRUZZI PALERMO SRL (IN LIQUIDATION) (UNDER COURT ADMINISTRATION) SOLE SHAREHOLDER	PALERMO (I)	EUR	108,360		100.000	EDISON SPA	-	-1 0.000		CO
CEMPES SCRL (IN LIQUIDATION)	VILLA ADRIANA - TIVOLI (RM) (I)	EUR	15.492		33.330	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
CLFAR. SCARL (IN BANKRUPTCY)	UDINE (I)	LIT	20.000,000		60.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CO
COMPO CHEMICAL COMPANY (IN LIQUIDATION)	WILMINGTON, DELAWARE (USA)	USD	1,000		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		CO
COMPO SHOE MACHINERY CORP. OF CANADA (IN LIQUIDATION)	MONTREAL - QUEBEC (CDN)	CAD	500		100.000	NUOVA ALBA SRL (SOLE SHAREHOLDER)	-	-		CO
CONIEL SPA (IN LIQUIDATION)	ROME (I)	EUR	1.020		35.250	EDISON SPA	-	-		CL
CONSORZIO CARNIA (IN LIQUIDATION)	SESTO SAN GIOVANNI (MI) (I)	EUR	51,645		17.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		TZ
CONSORZIO CARNIA SCRL (IN LIQUIDATION)	ROME (I)	EUR	45.900		17.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		TZ
CONVOLCI SCNC (IN LIQUIDATION)	SESTO SAN GIOVANNI (I)	EUR	5.165		27.370	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
FERRUZZI TRADING FRANCE SA (IN LIQUIDATION)	PARIS (F)	EUR	7.622.451		100.000	EDISON SPA	-	-		CO
FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	MILAN (I)	EUR	2,425,200		100.000	EDISON SPA	-	-		CO
FINSAVI SRL UNDER COURT ADMINISTRATION	PALERMO (I)	EUR	18.698		50.000	EDISON SPA	-	-1 0.000		CL
FRIGOTECNICA SRL (SOLE SHAREHOLDER) UNDER COURT ADMINISTRATION (IN LIQUIDATION)	PALERMO (I)	EUR	76.500		100.000	EDISON SPA	-	-1 0.000		CO
GROUPEMENT GAMBOGI-CISA (IN LIQUIDATION)	DAKAR (SN)	XAF	1,000.000		50.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
INICA SARL (IN LIQUIDATION)	LISBON (P)	PTE	1,000.000		20.000	EDISON SPA	-	-		CL
NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	MILAN (I)	EUR	1.549.350		100.000	EDISON SPA	-	-		CO
NUOVA I.S.I. IMPIANTI SELEZ. INERTI SRL (IN BANKRUPTCY)	VAZIA (RI) (I)	LIT	150,000.000		33.330	MONTEDISON SRL (SOLE SHAREHOLDER)	-	-		CL
POGGIO MONDELLO SRL (SOLE SHAREHOLDER UNICO) UNDER COURT ADMINISTRATION	PALERMO (I)	EUR	364,000		100.000	FINIMEG SPA (SOLE SHAREHOLDER) (IN LIQUIDATION)	-	-1 0.000		CO
ROSFID SRL (IN LIQUIDATION)	MILAN (I)	LIT	46,000.000		42.280	EDISON SPA	-	- i		CL
SISTEMA PERMANENTE DI SERVIZI SPA (IN BANKRUPTCY)	ROME (I)	EUR	154.950		12.600	EDISON SPA	-	-		TZ
SOC.GEN.PER PROGR.CONS.E PART. SPA (UNDER EXTRAORDINARY ADMINISTRATION)	ROME (I)	LIT	300,000,000		59.330	EDISON SPA	-	-		CO
SORRENTINA SCARL (IN LIQUIDATION)	ROME (I)	EUR	46,480		25.000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL
STEL SPA (IN LIQUIDATION) (former STEL SPA)	MILAN (I)	EUR	520,000	52.040	75.000	EDISON SPA	-	-		CO
TRIESTE TRE SRL (IN LIQUIDATION)	RAVENNA (I)	EUR	10,400		50,000	NUOVA C.I.S.A. SPA (IN LIQUIDATION) (SOLE SHAREHOLDER)	-	-		CL

Attachment 7 - Investments of the Delmi Group

Investments

Name	Registered office	Currency	Share capital	Consolidated portion of the Group % 12/31/2005	% of capital held % (b)	% of capital held Shareholder	Securities held with voting rights % (c)	Exercisable voting rights % (d)	Book value (in millions of euro) (f)	Type of investment (e)	Consolidation or valuation method
D) Investments in companies shown at fair value											
D.1) Trading											
LISTED											
ACEA SPA	ROME (I)	EUR	1,098,898,884		0.170	EDISON SPA	-	-	3.8	TZ	FV
ACEGAS-APS-S.P.A.	TRIESTE (I)	EUR	282,983,213		1.300	EDISON SPA	-	-	5.4	TZ	FV
ACSM SPA	COMO (I)	EUR	37,496,500		3.970	EDISON SPA	-	-	3.7	TZ	FV
AMSC - AMERICAN SUPERCONDUCTOR	N/A (USA)	USD	19,128,000		0.840	EDISON SPA	-	-	1.5	TZ	FV
AZIENDA MEDITERRANEA GAS E ACQUA SPA	GENOA (I)	EUR	180,974,079		2.810	EDISON SPA	-	-	17.7	TZ	FV
D.2) Available for sale											
LISTED											
RCS MEDIAGROUP SPA	MILAN (I)	EUR	762,019,050		0.970	EDISON SPA	1.010	1.010	32.6	TZ	FV
Other unlisted investments available for sale									52.2		
Grand total									176.3		

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) CO = subsidiary; JV = joint venture; CL = associate; TZ = third parties.

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(i) Company due to be cancelled from the Register of Companies (requested but not yet carried out).

(l) Company whose assets and quotas or shares have been seized with attribution of the voting right to the special administrator appointed by the Palermo Court - Prevention Measures Section - on 7/7/1998

(m) Investment subject to attachment ordered by the Varese Court on 02/13/2006 on the basis of a sentence of the Salerno Court. The voting right is held by the Attachment Custodian.

(n) Company that has deposited its final liquidation accounts in accordance with art. 2493 of the Italian Civil Code.

Analysis of the main sectors of activity

AEM Group – Areas of activity



AEM
Aem Trading
Edipower
Aem Energia
Aem Calore e Servizi
Aem Elettricità
Aem Trasmissione
Metroweb
Aem Service
ELMI
TRANSALPINA DI ENERGIA SRL
EDISON

Areas of activity

- Electricity
- Gas and Heat
- Networks and Organised Markets
- Services

RESULTS SECTOR BY SECTOR

In order to provide better disclosure on the business segments in which the AEM Group operates and to bring this information into line with that prepared by the TdE/Edison Group (Delmi Group), which entered the scope of consolidation this year, starting from the fourth quarter of 2005, the Group's sectors of activity are represented according to the "chain" to which they belong.

The following sectors of activity were identified:

Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations (the latter only for the TdE/Edison Group). The sector also includes the production and sale of heat in the form of district heating and heat management services. Lastly, it also comprises the hydrocarbon sector of the TdE/Edison Group, except for distribution and storage activities.

Networks and Organised Markets

The following activities are also included: transmission and distribution of electricity, sale of electricity to the captive market, distribution of gas, and, for the TdE/Edison Group, also storage activities. Lastly, it also includes the operations of the telecommunications network owned by Metroweb.

Services

In addition to these areas of business, there is also the Corporate sector which involves the strategy, governance and control of the industrial operations and the centralised services provided to the operating units, both for AEM and for TdE/Edison (Delmi Group).

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in the first quarter of 2006 by the business segments identified in this way, with comparative figures for the corresponding period of the previous year.

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Electricity			
Revenues	1,195	227	968
Gross profit from operations	266	78	188
% of revenues	*22.3%*	*34.4%*	
Profit from operations	185	59	126
% of revenues	*15.5%*	*26.0%*	
Capital expenditure	46	26	20
(*)Total Assets	8,631	8,304	327
(*)Total non-current liabilities	1,972	2,011	(39)
Gas and Heat			
Revenues	906	241	665
Gross profit from operations	60	40	20
% of revenues	*6.6%*	*16.6%*	
Profit from operations	35	38	(3)
% of revenues	*3.9%*	*15.8%*	
Capital expenditure	14	1	13
(*)Total Assets	2,088	2,019	69
(*)Total non-current liabilities	258	254	4
Networks and Organised Markets			
Revenues	235	204	31
Gross profit from operations	77	67	10
% of revenues	*32.8%*	*32.8%*	
Profit from operations	56	48	8
% of revenues	*23.8%*	*23.5%*	
Capital expenditure	16	13	3
(*)Total Assets	2,689	2,672	17
(*)Total non-current liabilities	444	451	(7)

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Services			
Revenues	30	20	10
Gross profit from operations	(11)	(3)	(8)
Profit from operations	(15)	(6)	(9)
Capital expenditure	1	3	(2)
(*)Total Assets	8,149	5,739	2,410
(*)Total non-current liabilities	4,182	4,675	(493)
Other Activities			
Revenues	5	0	5
Gross profit from operations	1	0	1
Profit from operations	1	0	1
Capital expenditure	1	0	1
(*)Total Assets	26	20	6
(*)Total non-current liabilities	19	3	16
Eliminations			
Revenues	(352)	(85)	(267)
Gross profit from operations	18	0	18
Profit from operations	(1)	3	(4)
Capital expenditure	0	0	0
(*)Total Assets	(7,925)	(5,433)	(2,492)
(*)Total non-current liabilities	(67)	(423)	356

Millions of euro	*03.31.06*	*03.31.05*	*Change*
TOTAL AEM GROUP			
Revenues	**2,019**	**607**	**1,412**
Gross profit from operations	**411**	**182**	**229**
% of revenues	*20.4%*	*30.0%*	
Profit from operations	**261**	**142**	**119**
% of revenues	*12.9%*	*23.4%*	
Capital expenditure	**78**	**43**	**35**
(*)**Total Assets**	**13,658**	**13,321**	**337**
(*)**Total non-current liabilities**	**6,808**	**6,971**	**(163)**

(*) Non-current Assets and Liabilities
are compared with figures at December 31, 2005

NATIONAL ENERGY SCENARIO

Electricity

The demand for electricity in Italy in the first quarter 2006 marked an increase of 2.9% compared with the same period in 2005, and amounts to 85.6 TWh. Load coverage was guaranteed 91.3% by national production with the remaining 8.7% being covered by imports.

The trend in demand has shown positive rates of growth in each of the first three months of the year. This growth was particularly significant during the months of January (+4% compared with January 2005), and March (+3.8%).

The national power generation came 86.05% from thermoelectric sources, 11.3% from hydroelectric sources and 2.7% from geothermal and wind power sources.
With respect to the same period of the previous year, hydroelectric output has declined (-6.1%), while production from thermoelectric sources (+13.9%), geothermal (+4.7%) and wind power sources rose (+64.8%).
Overall national output grew (+11.8%) compared with a strong decline in the foreign balance (-46.7%).

Gas

Natural gas consumption in the first two months of 2006 came to 29.7 billion cubic metres, an increase of 3.5% compared with the same period of 2005.
Demand in the civil and service sector rose by 0.6%, while the thermoelectric sector grew by 13.8%. On the other hand there was a decline of 4.3% in sales to the industrial sector.

The demand for natural gas rose sharply towards the end of 2005 and in the first few months of 2006 due not only to higher demand for civil uses because of the particularly rigid weather conditions, but also because of the increase in electricity output by gas-fed power plants, driven in turn by the hefty increases in energy exports due to the competitiveness of prices on the Italian Power Exchange compared with the European market.
On the other hand, the supply of gas showed some weaknesses due, among other things, to lower gas supplies from Russia, to the lack of import and gas storage infrastructure, as well as an improper use of storage facilities by operators, especially in the early part of the winter season.
The Ministry of Productive Activities therefore ordered industrial and thermoelectric plants to switch to fuel oil, having activated the climate emergency procedure to maximise gas imports and reduce consumption, shutting off industrial customers with interruptible contracts. Initially, the switch was limited to plants that had the chance to use alternative fuels that were compatible with the environmental rules; later, up until March 31 (with Decree Law 108 of March 8, 2006), power stations were authorised to use fuel oil also in derogation of the current environmental regulations.
Certain plants belonging to Edipower and AEM have been affected by art. 4 of the Decree of January 25, 2006, to the extent that up until March 31, 2006 Terna carried out dispatching for oil-fed power plants and plants fed by renewable energy sources, putting them on a par with the units that are essential for the security of the system.

Of the various measures designed to reduce the national demand for gas in a short period of time, the Ministry of Productive Activities also introduced and regulated, with a decree on January 20, 2006, a mechanism designed as an incentive to offer additional interruptibility. The Authority

implemented this decree with resolution 10/06, thus activating a transitional system for "voluntary interruptibility" of gas supplies, based on market principles.

Faced with an exceptional emptying of the storage tanks as a result of the gas emergency, the Authority passed resolution 71/06 introducing urgent transitional measures regarding balancing fees to be applied to users of the storage service that use a higher injection capacity than the one granted to them, and for reintegration of the storage tanks. This procedure, as updated by the Ministry of Productive Activities, provides that, once the climate emergency is over, the obligation to maintain maximum gas injections into the network remains, so as to ensure timely restoration of the country's strategic reserves. In this connection, the Authority provided for the injection period of thermal year 2006-2007, that the balancing fees as per art. 15.2 of resolution 119/05 should not be applicable only in cases where the higher use of injection capacity over and above that granted is the consequence of the activities needed to maximise injections into the network.

Lastly, as regards long-term interventions, measures are being planned which will act as an incentive for the development of storage facilities by boosting those that exist already, for the conferral of new concessions and for the inclusion of new investments in storage facilities in the standard tariff.

ELECTRICITY

The Electricity sector includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A.** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l.. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **Electricity Area of AEM Trading S.r.l.** AEM Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management for the entire AEM Group. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, in addition to purchases and sales on foreign markets. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity requirements.

- **Electricity Area of AEM Energia S.p.A.** This company sells electricity to eligible customers.

Companies consolidated on a proportional basis

- **Edipower S.p.A.** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants.

  Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l.

- **Electricity sector of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity sector have been proportionally consolidated at 50% (just for the first quarter of 2006) and include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries. They also include results of Edipower S.p.A., proportionally consolidated at 50% by Edison S.p.A. Compared with the figures of the Electricity segment shown in the consolidated financial statements of the TdE/Edison Group, the electricity transmission activity performed by Edison Rete S.p.A. has been spun off and included in the Networks and Organised Markets segment.

Regulatory and tariff framework

PRODUCTION DIVISION

Hydroelectric plants

The 2006 Budget Law approved on December 22, 2005 foresaw certain amendments to the regulations on the hydroelectric concessions defined in Decree 79/99:

- all of the major hydroelectric concessions have been extended for ten years compared with the expiry dates contained in Decree 79/99; the extension is subject to carrying out "suitable plant modernisation". The concession holders that intend to take advantage of the extension have to pay for four years from 2006 an additional annual fee of 3,600 euro per MW of nominal installed power;
- the concessions have to be assigned after a public tender. Paragraph 12.3 of Decree 79/99, which provided for a preferential right when the concession is granted in favour of the previous concession holder, has been abrogated.

A decree by the Environment Ministry determined the increase for the two-year period 2006-2007 of the annual surcharge due by the concession holders of water offtakes for the production of power with an average nominal power of more than 220 kW.

Other ways of disposing of electricity produced by plants using energy from renewable sources and incentives for the production of photovoltaic energy.

Following the consultation in July 2005, the Authority for Electricity and Gas issued provision 28/06 which governs the technical and economic conditions of the on-the-spot exchange of energy produced by plants fed by renewable sources with a nominal power of not more than 20 kW, as per article 6 of Decree 387/03 of December 29, 2003.

The resolution replaces provision 224/00, which regulated such conditions, starting in January 2001, only with reference to photovoltaic installations with a nominal power of not more than 20 kW, and extends this method of selling the energy produced to all of the other renewable sources and to free-market customers, which were excluded under art. 2.2 of the previous norm.

Dispatching rules

Resolution 168/03, which regulates the merit-order dispatching service for the production plants, lays down that GRTN (Terna S.p.A. from November 1, 2005) has to submit a set of dispatching rules to the Authority which approved them with resolution 253/04.

With resolution 20/06 the Authority approved the modifications to the set of rules for merit-order dispatching proposed by Terna in order to include the considerations made by the AEEG in resolution 168/03 regarding the storage of energy for the security of the system, specifying the technical and procedural conditions for use of the production and strategic pumping units.

Terna has in fact submitted to the Authority a simplified approach for the operational management for the presentation of offers by such production units, proposing that the sale offers relating to such units presented in the day-ahead market or in the adjustment market be granted the maximum dispatching priority. Lastly, Terna has proposed a change to the price relating to the purchase and sale offers made by these production units.

With resolution 226/05 the Authority established the contents of electricity transmission and dispatching services on the national grid for the purpose of regulating the activities relating to this service from November 1, 2005.
From this date, implementing the decree of the President of the Council of Ministers of May 11, 2004, GRTN S.p.A. transferred to Terna S.p.A. the activities and all assets and liabilities relating to the running of the national grid. GRTN only retains the rights and obligations relating to the buying and selling of electricity as per art. 3.12 of Decree 79/99, management of the incentive mechanisms for renewable sources as per art. 11 of the same decree, as well as the mechanisms mentioned in Decree 387/03 for the part that concerns it. This resolution also provides for application, from the same date, of the Transmission and Dispatching Code proposed by GRTN and approved by the Authority with resolution. 79/05.

With resolution 138/05 the Authority initiated a process designed to develop a series of measures relating to the conditions for the management of the dispatching priority of renewable source production plants when the national power system risks going into overload.
The purpose is to study and resolve the problems involved in operating such plants, as reported to the Authority by various operators during 2005 and attributable to the dispatching service granted to them, as pointed out by GRTN.

Emissions trading

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves CO2 emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric tonne of CO2 to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The EU Law of 2004 delegated the Government to adopt a Decree to incorporate the Directive into Italian law, in compliance with a series of principles and directive criteria.

In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation.
Pursuant to these provisions, thermoelectric producers (as well as operators in other industrial sectors interested in the application of the directive) have been able to present a request for authorisation to emit greenhouse gases: as regards the AEM Group, applications for authorisation were filed for the Tecnocity, Famagosta (authorised by Decree of 12/28/04) and Cassano plants (authorised by Decree of 12/31/04).

Implementation of the system in each country is formally subject to approval of the National Allocation Plan of emissions and the preparation of emission registers. On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of CO2 emission quotas. As a result, the Environment Ministry issued a decree on the "Assignment and release of CO2 quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas. With a subsequent decree, quotas will also be assigned to the plants of new entries. Quotas were released for 2005-2006 and recorded in the register kept by APAT (those for 2007 will be released by February 28, 2007).

O February 16, the Ministry issued a decree on the "Recognition of the authorisations to issue greenhouse gases released under decrees 2179, 2215/04 and 13/05 in accordance with Decree Law 273 of November 12, 2004, converted into law, with amendments, by Law 316 of December 30, 2004".

On January 26 and March 2, the Environment Ministry also published:

- "Instructions for the verification of communications of emissions foreseen by article 14.3 of EU Directive 2003/87/CE of the European Parliament and Council", which pointed out that this activity of verifying emissions communications was subject to the granting of recognition by the Competent National Authority (the General Directorate for Environmental Research and Development);
- the decree, signed by the Director General for Environmental Research and Development, Corrado Clini, granting recognition for greenhouse gas emissions communications verification activities.

In accordance with these provisions, production enterprises had to report their CO2 emissions in 2005 to the Environment Ministry by the end of March 2006. Emissions certifications will have to be recorded in the special register for the sale and purchase of quotas on the national and international markets.
As regards the national market, there have been delays in GME's implementation of the ad hoc platform for the market in CO2 emission quotas (so-called "Black Certificates"), linked to those in green and white certificates.

Provisions concerning green certificates

With Deed 7/06 of March 14, 2006, the Authority presented to Parliament and to the Government observations on article 267 of the draft decree enabling the provisions of Law 308 of December 15, 2004, "*Mandate to the Government for the reform, coordination and integration of legislation regarding the environment and measures of direct application*".

This article introduced a series of interventions and amendments to the current legislation relating to the electricity sector, which would have entailed an increase in the overheads charged to consumers; it also touched on elements regarding the safety, security and equilibrium of the national power system.

In particular, the Authority contested:

- paragraph 4.a) of the article, which provided for dispatching by Terna S.p.A. for the plants fed by renewable sources, putting them on a par with the units considered essential for the security of the power system;
- paragraph 4. c), of the article which proposed the matters already provided for in article 5.9 of Decree 10/24/05, namely, in the event of there being excess supply of green certificates, that GRTN would purchase the surplus certificates at the maximum reference price;
- paragraph 4,d) of the article which proposed the matters already provided for in article 11.5 of Decree 10/24/05 in connection with the definition of the price for electricity withdrawn in accordance with article 13.3 of Decree 387/03".

  The effect of the new rule would have been to increase the selling price of such energy by around 10%, which would have affected the tariff paid by captive-market customers.

On March 29, 2006 the Government approved a new text on the environment mandate, amending art. 267.4 as requested by the Authority.

On the other hand, the article was not amended as regards district heating, which is given a subordinate role compared with renewable sources. In fact, letter c) of paragraph 4 of the article says that the green certificates accrued in accordance with article 71 of the Marzano Law can only be used to fulfil the obligation as per article 11 of Decree 79/99 after complete cancellation of the certificates accruing by producers of electricity from renewable sources (as defined in art. 2.1.a) of Decree 387/03).

In accordance with letter d) with paragraph 4 of the article, the period of validity of green certificates has been extended to 12 years.

The new version of the Environment Code was signed by the President of the Republic on April 3.

Sale

Law 239/04, the reform of the energy sector which was approved on July 30, has therefore introduced EC Directive 2003/54/CE into Italian law, with the result that from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

TRADING DIVISION

Provisions concerning imports

With resolution 269/05, in implementation of the decree issue by the Ministry of Productive Activities on December 13, 2005 - *Determination of the methods and conditions for electricity imports in 2006* - the Authority approved the rules for 2006 concerning the management of import and export congestion on the interconnection network with other countries and for the assignment of hedges against the risk associated with price differentials between areas of the Italian Electricity Market and adjacent areas abroad. The measure concerns 50% of the import capacity available to the manager of the Italian national grid (excluding the capacity reserved for the execution of long-term contracts with ENEL S.p.A. relating to supplies to the captive market, equal to 2,000 MW) on the electricity borders with France, Switzerland, Austria, Slovenia and Greece, while the other 50% is assigned according to other rules established by the individual neighbouring States.

Note that the Ministerial decree has given the Sole Buyer hedges against the price risk for 26% of the assignable capacity (for a total of 2,550 MW), while the rest is assigned to the free market.

The Authority has continued the progress undertaken last year in implementing regulation 1228/2003 of the European Commission . Therefore, market mechanisms have been foreseen for 2006 both for the congestion manager (having recourse to the Power Exchange's Day-Ahead Market), and for the assignment of hedges on the differential between the foreign price and the domestic price for the zone of importation (to guarantee Italian consumers against the risk of volatility in congestion costs on the interconnection networks). The measure adopted by the Authority for 2006 makes it possible to achieve a number of objectives, including:

- full implementation of market mechanisms by simultaneously adopting two competitive auctions (one implicit, the other explicit) in line with what emerges from the recommendations of the European Commission for implementation of this regulation;
- more efficient allocation, which translates into economic signals that can enhance the transport capacity for supplies from abroad;
- the use of auction proceeds for the benefit of Italian end-customers, in line with the instructions contained in the regulation, already during the year to which the assignments refer (2006).

It is also worth mentioning that with a Decree of December 23, 2005 the Ministry of Productive Activities issued directives for Acquirente Unico S.p.A. regarding long-term import contracts for the year 2006, setting at 66 euro/MWh the maximum price at which it can be sold electricity imported by ENEL S.p.A. unless long-term contracts.

At December, RTE, the manager of the French national grid, auctioned off the import capacity towards Italy, including the quota of long-term contracts stipulated by ENEL, which contested this

decision. The results of the allocations on the part of Terna S.p.A. at the border with France will in fact be provisional up until a solution can be found for this dispute.

On December 29, the Sole Buyer announced the auctions for the purchase of imported electricity for 2006.

Provisions concerning CIP 6 energy

As regards the allocation of CIP 6 electricity for 2006, with a decree on December 5, the Ministry of Productive Activities established an allocation price of 55.50 euro/MWh. The assignable capacity therefore comes to a total of 5600 MW and is reserved 40% for the Sole Buyer, with the rest being allocated to free market customers.

Provisions concerning the functioning of the Power Exchange and control of market leverage

The functioning of the Power Exchange

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative, pursuant to article 5 of Decree 79 of March 15. 1999. A letter from the Ministry of Productive Activities dated April 1, 2005 postponed to June 30 2005 the date for the start-up of normal demand on the Power Exchange.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a production unit has signed a physical bilateral contract, it still has to send GRTN its injection programme for the following day (through GRTN's specific "bilaterals platform" set up specifically for this purpose).
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".
At the end of each day - or rather, once the sessions of the adjustment and dispatching service markets have closed - a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.
With the market entry of demand, the expected energy requirement for each hour of the following day is expressed directly by the consumers (or by their suppliers) through hourly purchase bids on the Power Exchange.

In this context, the hourly consumption programmes (like those of production) are also determined by selecting the bids according to their merit order (i.e. in decreasing order of price) so as to guarantee that the demand expressed by consumers is satisfied even at the minimum cost, while also respecting the network transport restrictions established by GRTN.
The price that is generated is unique for each hour throughout the 24 hours of the following day. In the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.

With resolution 282/05, the Authority approved the subdivision into zones of the relevant network from January 1, 2006 for a period of not less than three years, proposed for approval by Terna S.p.A., considering the start-up of new power plants and lines scheduled for 2006.

With resolution 5/06, the Authority ordered from January 1, 2006 a redefinition of the macrozones (which are specific groups of zones that represent the relevant geographical markets in which the relevant wholesale power market is split), foreseeing that the Calabria zone was to be included in macrozone D and no longer in macrozone B.
This measure follows the communication to the Authority under resolution 176/05 by Gestore della Rete (now Terna S.p.A.) of the planned coming into service for 2006 of the very high tension power line between Rizziconi and Laino, which will significantly modify the constraint on transport between the limited production hub at Rossana Calabro and the Calabria zone and between the Calabria zone and the Sicily zone.

Given that resolution 50/05 provides that certain indices for the monitoring of the wholesale power market are to be defined with reference to the macrozones, in order to obtain consistent batches of information to monitor the wholesale power market, the measure lays down retroactive application of the amendments introduced for the year 2005 and subsequent years, respectively (from January 1, 2006).

Control of market leverage

To close this consultation phase, the Authority issued resolution 212/05 which defined measures for the promotion of competition in the wholesale power market for the year 2006, aimed at the pivotal operators (ENEL and Endesa). The mechanism introduced lays down that if the pivotal operators do not conclude by November 15, 2005 "contracts with option-less coverage" with selected counterparties by means of non-discriminatory procedures for the amount of hourly production capacity for which they are able to determine the market price, hour by hour, which regulates the transfer of virtual production capacity (Virtual Power Plant).
ENEL has appealed against this measure. The injunction passed by the Lombardy Regional Administrative Tribunal (TAR)was in turn suspended by the Council of State. ENEL then initiated procedures for auctioning off virtual capacity in accordance with the resolution.

Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC.

As regards procurement for 2006, the Sole Buyer has announced a first auction for so-called "two-way" differential contracts (similar to swaps: a fixed price is exchanged for a variable price) on October 28, 2005 (a base load-type product) and a second auction (peak-type product) on November 14, having as a point of reference the hedge for prices in the macrozone made up of the "Centre North, Centre South, South, Calabria, Sicily and Sardinia". At the second auction, AEM Trading was assigned peak contracts of 400 MW in the first and the third quarters, 425 MW in the second quarter and 250 MW in the fourth quarter.
Nine entities, with a total offer of 69 bands (1,725 MW) for the 1st quarter, 39 bands (975 MW) for the 2nd quarter, 15 bands (375 MW) for the 3rd quarter, 24 bands (600 MW) for the 4th quarter, took part in a third auction for differential contracts relating to 2006. AEM Trading was assigned 25 MW in the second quarter and 250 in the fourth quarter.

Lastly, we would point out that Terna has published the results of the CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity), base load-type and peak load-type with an annual validity relating to 2006: AEM Trading was assigned "base load" transport capacity (known as CCC, an Italian acronym for *Copertura del Corrispettivo della Capacità*) for the North zone and Sicily. Monthly CCCs have not yet been assigned.

In 2005, AEM Trading was assigned annual CCCs with monthly CCCs for the North zone.

Quantitative data

(million kWh)	*03.31.06*	*03.31.05*	*Change*	*% 06/05*
SOURCES				
AEM				
Net production	**2,901**	**2,318**	**583**	*25.2%*
. Thermoelectric	966	667	299	*44.8%*
. Hydroelectric	373	422	(49)	*-11.6%*
. From Edipower plants	1,562	1,229	333	*27.1%*
Purchases from other producers (1)	417	450	(33)	*-7.3%*
Total sources of funds - AEM	3,318	2,768	550	*19.9%*
Edison (2)				
Net production	**6,606**			
. Thermoelectric	4,306			
. Hydroelectric	235			
. Wind power	79			
. From Edipower plants	1,986			
Purchases and exchanges from other producers	1,673			
Total sources of funds - Edison	8,279			
TOTAL SOURCES	**11,597**	**2,768**	**8,829**	***ns***
APPLICATIONS				
AEM				
Sales to eligible customers and wholesalers	1,305	1,653	(348)	*-21.1%*
Sales on the Stock Exchange	1,962	1,115	847	*76.0%*
Export	51	0	51	
Total applications - AEM	3,318	2,768	550	*19.9%*
Edison (2)				
Sales to eligible customers and wholesalers	4,921			
Sales on the Stock Exchange	542			
CIP-6 dedicated production	2,793			
Export	24			
Total applications - Edison	8,279			
TOTAL APPLICATIONS	**11,597**	**2,768**	**8,829**	***ns***

(1) Excludes purchases by the Sole Buyer for the captive market
(2) 50% of the figures for the period 01.01.06 - 03.31.06.

In the first quarter 2006, the Group's total electricity output came to 9,507 GWh, to which has to be added purchases of 2,090 GWh, for a total availability of 11,597 GWh. These figures, for 2006 only, include AEM's share (50%) of the plants and purchases of Edison, given that the TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group starting from the fourth quarter of 2005.

The availability of electricity was allocated as follows: 6,226 GWh for sale to eligible end-customers, wholesalers and traders, 2,504 GWh for sale on the Power Exchange, 2,793 GWh for sale to GRTN relating to Edison CIP-75 production plant and 75 GWh for sales abroad.

Given the lack of consistency with the previous year caused by the inclusion of 50% of the TdE/Edison Group (Delmi Group) in the scope of consolidation, the comments on the variances compared with the previous year will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The increase in thermoelectric production of AEM's plants came to 44.8% thanks to the start-up of the new combined-cycle group at the Cassano d'Adda plant . Hydroelectric power generation declined by 11.6%, due to reservoir management strategies and a lower availability of water. Output by Edipower's plants was higher overall that for the same period last year (+27.1%), mainly because of the start-up of the oil-fed power plants in application of the "Gas Emergency Decree". AEM's share of production related to the gas emergency was around 400 GWh.

Higher production by AEM made it possible to reduce by 7.3% the purchases made on the Power Exchange and from third parties compared with the first half of the previous year. The main procurement source was buying from other national operators for 209 GWh (including withdrawals by way of negative balancing), followed by purchases on the Power Exchange of 82 GWh and imports of 22 GWh. The figure also includes 104 GWh (90 GWh in 2005) for purchases of electricity on foreign markets for sale on those same markets.

As regards the destinations, first quarter sales on the Power Exchange rose by 76.0% compared with the first quarter of the previous year, reaching 1,962 GWh, partly because of the gas emergency, whereas direct sales to eligible end customers and wholesalers went down by 21.1% to 1,305 GWh, including sales of 104 GWh on foreign markets.

Relevant events

The main events during the quarter concerning the Electricity segment were as follows:

- as a result of the gas emergency, the start-up of oil-fed power plants was authorised. The same decree delegated their dispatching and that of the plants fed by renewable sources to Terna S.p.A. This decree meant that Edipower had to manage autonomously and outside the tolling contract, certain groups of the power stations at Sermide, Turbigo and San Filippo, between January 27 and March 24, 2006, with the dispatching being handled directly by Terna S.p.A.;

- January 2006 saw the commercial start-up of the new 380 MW (Group 6) combined-cycle unit at the Cassano d'Adda thermoelectric plant (owned 75% by AEM S.p.A., 25% by ASM Brescia). it injected electricity into the grid for the very first time on January 18, 2006 (1,000 MW);

- January 2006 also saw the commercial start-up of the new CCGT (788 MW + 49 MW of post-combustion) at the Piacenza plant owned by Edipower, after the completion of testing in December 2005;

- work began on building a new 800 MW combined-cycle plant at Turbigo, owned by Edipower;

- February 9, 2006, Edison's new 16 MW wind park was inaugurated at Ripabottoni, in the province of Campobasso. In total, Edison now has 24 wind parks with a total installed power of around 260 MW.

Income statement figures

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Revenues	1,195	227	968
Gross profit from operations	266	78	188
% of Revenues	*22.3%*	*34.4%*	
Amortisation, depreciation and provisions	(81)	(19)	(62)
Profit from operations	185	59	126
% of Revenues	*15.5%*	*26.0%*	
Capital expenditure	46	26	20

In the first quarter of 2006, also considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector amounted to 1,195 million euro, with a gross profit from operations of 266 million euro which after amortisation, depreciation and provisions of 81 million euro led to a profit from operations of 185 million euro.

Considering the fact that the scope of consolidation in the first quarter 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2005.

Millions of euro	AEM (1)		EDIPOWER (2)		EDISON (3)		Eliminations		ELECTRICITY	
	03.31.06	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*
Revenues	304	227	83	44	893		(85)	(44)	1,195	227
Gross profit from operations	103	59	21	19	142				266	78
% of Revenues	*33.9%*	*26.0%*	*25.3%*	*43.2%*	*15.9%*				*22.3%*	*34.4%*
Amortisation, depreciation and provisions	(8)	(8)	(14)	(11)	(59)				(81)	(19)
Profit from operations	95	51	7	8	83				185	59
% of Revenues	*31.3%*	*22.5%*	*8.4%*	*18.2%*	*9.3%*				*15.5%*	*26.0%*
Capital expenditure	9	16	7	10	30				46	26

(1) This includes the Production Division of AEM S.p.A. and the Electricity Divisions of AEM Trading S.r.l. and AEM Energia S.p.A.

(2) This only relates to the 20% directly consolidated by AEM S.p.A.

(3) Electricity Division of the TdE/Edison Group excluding the transmission activity. Consolidated 50% for the period 01.01.06 - 03.31.06.

AEM

The increase in net revenues from 227 million euro in the first quarter of 2005 to 304 million euro in the first quarter of 2006 (+ 34%) mainly derives from the growth in average selling prices, due to the impact of higher fuel costs, and from a simultaneous rise in the volumes of electricity sold.

Revenues include, among other things, surplus green certificates with validity 2005 and 2006 and the valorization of excess emission rights.

Gross profit from operations in the first quarter of 2006 amounted to 103 million euro, around 75% more than the 59 million euro in the same period last year. Gross profit from operations has also improved as a percentage of sales compared with 2005, rising from 26% to 34%.

The increase in gross profit from operations is mainly due to:

- better margins on the electricity sold for 24 million euro, thanks to a more favourable sales/procurement mix;
- the contribution made by green certificates of 8 million euro;
- the contribution made by the valorization of emission rights of some 6 million euro;
- the booking as additional revenues, as required by IFRS, of the fair value of the one-way differential contracts stipulated with the Sole Buyer for 3.3 million euro, and which despite being an economic hedge, are not considered IAS compliant;
- the margin of 9 million euro realised on the sale of fuel.

Amortisation, depreciation and provisions of the sector amount to 8 million euro in line with the previous year.

Because of the changes explained above, the profit from operations in the first quarter went from 51 million euro in 2005 to 95 million euro in 2006, a growth of 86%, reaching 31% of total revenues (23% in 2005).

Capital expenditure amounted to 9 million euro and concerned:

- for 4 million euro, the hydroelectric plants, mainly those associated with continuing the works to boost the Premadio plant (for the construction of the left-hand derivation), installation of new control panels at the San Giacomo dam and in the Conca Fallata district of Milan, consolidation work on the San Giacomo dam, as well as the renewal of electromechanical components;
- for 5 million euro the thermoelectric power plants, for the completion works on the new Group 6 at Cassano d'Adda power station.

Edipower

The total volume of electricity produced by Edipower in the first quarter of 2006 amounted to 1,562 GWh, with an increase of 27.1% compared with the same period of the previous year, mainly due to the start-up of the oil-fed power stations under the "Gas Emergency Decree" mentioned previously.

The significant increase in sales, from 44 to 83 million euro, relates to the production and direct sale on the Power Exchange of around 400 GWh more than in 2005, based on implementation of the *must run* status of certain power plants.

The trend in gross profit from operations, slightly up in absolute terms, but with a sharp reduction as a percentage of sales, is related to the presence of electricity produced by using fuel-oil and sold directly to Edipower, whereas dispatching is usually handled directly by the tollers and the company only records the tolling revenues. The Gas Emergency Decree required Terna S.p.A.

to define for the plants in must run mode the fees needed to reintegrate any higher costs incurred, such as overheads for the safety and security of the natural gas system, including the cost of emission trading.

In addition, construction work continued in the first quarter of 2006 on the new 800 MW combined cycle at the Turbigo plant and the refurbishment of the no. 1 and 2 generating units at the Mese Power Station (phase 1).

TdE/ (Delmi Group)

In the first quarter of 2006, the part of the Electricity Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 893 million euro, with a gross profit from operations of 142 million euro, equal to 16% of revenues .

The profit from operations, after depreciation, amortisation and provisions of 59 million euro, came to 83 million euro.

During the period under consideration, the portion of capital expenditure pertaining to AEM was 30 million euro (including Edison's portion of Edipower's investments, equal to 9 million euro), which concerned:

- in the thermoelectric field, ongoing investment in the 800 MW plants at Torviscosa (UD), Simeri Crichi (CZ) and Altomonte (CS) and investments on the Turbigo (MI) and Mese (SO) stations belonging to Edipower;

- in the field of wind power, completion of the "San Bartolomeo Wind Park" (16 MW) in the Municipality of Ripabottoni (CB) which entered service in February 2006.

GAS AND HEAT

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. it also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l., AEM Energia S.p.A., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A.

Note that following the agreement to sell Serenissima Energia S.r.l. to ACSM Como, its costs and revenues are recorded in a separate item called "result of assets due to be sold", both in first quarter 2005 and in first quarter 2006.

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **Gas Division of AEM Trading S.r.l.** It handles the purchases of gas needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., (only for the portion pertaining to the AEM Group) for which it handles the dispatching of the electricity produced, as well as the gas that AEM Energia S.p.A. buys for resale.

- **Gas Division of AEM Energia S.p.A.** It sells gas to end-customers.

- **Heat Division of AEM Gas S.p.A.** It is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A.

- **AEM Calore & Servizi S.p.A.** It is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services. It also carries on an activity in the field of facility management services, which has become marginal following the sale of the national division to Cofathec on April 1, 2005.

Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% (just for the first quarter of 2006) and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison

Stoccaggio S.p.A., respectively, which have been included in the Networks and Organised Markets segment.

- **Plurigas S.p.A.** The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., AMGA S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

Regulatory and tariff framework

- Sale of gas to end-customers

Tariff regime

The DPCM (Decree of the President of the Council of Ministers) of October 31, 2002 delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer".

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution 138/03 (partially modified by resolution 27/04). The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time.

In order to verify the level of competition in the market, the Authority concluded with resolution 31/06 the proceedings commenced with resolution 48/05 to revise the provisions of article 14.1 of resolution 138/03. As part of this process, various elements and information were acquired which made it possible to draw an up-to-date picture of the current level of competition in the market for natural gas sales to end-customers. Given the significant critical aspects that emerged from a competitive point of view, the Authority decided that there was no reason to change or revoke the regulatory protection mechanism, but rather to continue monitoring the evolution of the natural gas market's degree of openness to competition.

Starting from the conclusions of the report entitled "Situation of the market selling natural gas to end-customers in Italy", attached to resolution 31/06, the Authority then made various observations and proposals in its consultative role reporting to Parliament and the Government. Its report of February 15, deed 2/06, listed the interventions to be made to raise the level of competition in the sale of natural gas to end-customers and to protect the interests of consumers.
The report pointed out, on the one hand, the dominance that ENI, the incumbent, has exercised, and continues to exercise over all of the infrastructure for importing gas into Italy, which conditions the entire gas chain; on the other, it points out how the supply of gas to end-customers tends to be highly fragmented, with gas usually being sold through local entities.

The elements gathered do show timid signs of the market opening up, but overall they draw a picture featuring highly critical aspects during the sale to end-customers phase, such as to render necessary interventions able to foster a competitive comparison among vendors.

Resolution 68/06 defined, for the period from April 1, 2006 – March 31, 2007, the value of the stocking tariff element in the economic conditions for the supply of natural gas foreseen in resolution 138/03. With the same measure, the Authority ordered the recalculation of the QS component for the period April 1, 2005 - March 31, 2006, also considering the outcome of the administrative dispute that arose about the raw material element, but deferring the equalisation procedure to a subsequent measure.

As regards the supply conditions as per resolution 138/03 for the period October 1, 2006 - September 30, 2006, resolution 205/05 defined the average fee for transport capacity on the national network for allocations at the points of entry to the national gas pipeline network.

Following the amendments made by resolution 248/04 to the methods of updating the raw material element as part of the economic conditions for the supply of gas, as well as the expected obligation to include a protection clause in wholesale contracts, the appeals filed by numerous operators to the Lombardy TAR were accepted, with the consequent annulment of resolution 248/04.
The motivation underlying the TAR's position is based on the assumption that fully deregulated activities would, by definition, no longer be subject to regulation, thereby casting doubts over the Authority's regulatory powers.
The Council of State, having passed judgement on March 21, accepting the Authority's appeal and rejecting the Lombardy TAR's sentence cancelling resolution 248/04, with reference only to the appeal made by Hear Trading, postponed any decision on the other appeals to the merit hearing which is scheduled for June 6, 2006. Talking of which, the President of the Council of State invited the Authority to waive all injunction requests, given the probable inability to proceed because of late filing raised by some of the entities under appeal, the complexity of the question and the lack of any benefit to all of the parties concerned in the continuous flow of provisional decisions that fail to provide any certainty on this matter.

While awaiting the Council of State's merit judgement, with resolution 298/05 the Authority updated the economic conditions for natural gas supplies for the January-March 2006 quarter, recalculating the reference price index for the whole of 2005 based on the methods contained in resolution 248/05. Various operators appealed against resolution 298/05 and the TAR suspended the measure on a cautionary basis until such time that the merit judgement on resolution 248/04 is passed. The Authority appealed and the Council of State decided not to confirm the injunction suspending the impugned resolution.

Resolution 63/06 then updated the natural gas supply conditions for the April-June 2006 quarter, in accordance with resolution 248/04.

In light of the elements acquired during the administrative proceedings initiated by resolution 248/04, the Authority is of the opinion that numerous wholesalers may not have applied the instructions contained in article 2 of resolution 248/04 (which laid down that wholesalers had to offer new economic conditions based on the outcome of the first update of the raw material element carried out by the Authority in accordance with the rules introduced by resolution 248/04). In this connection, with resolution 64/06, the Authority requested those protected by the rules in article 2 to report any cases of wholesalers failing to apply the instructions.

While waiting for the Council of State's merit judgement on resolution 248/04, with resolution 65/05 the Authority initiated a process to impose on operators compliance with the new method of calculating tariffs.

- Trading of natural gas

With resolution 22/06 the Authority approved the proposed amendments to the Network Code presented by Snam Rete Gas S.p.A. and Società Gasdotti Italia S.p.A., so as to implement the instructions contained in resolutions 138/04 and 249/05 regarding the allocation rules.

With resolution 53/06 the Authority approved the amendments and integrations to resolution 137/02 regarding principally:
- the timetable for allocating transport capacity;
- the allocation procedure to which greater flexibility has been given;
- the rules for allocating capacity for the interruptibility service.

The resolution also ordered the joint setting up of a Consultation Committee by all of the transport entities, to act as a single point of reference for all network codes adopted and to be adopted as an expression of the interests of users and of system operators, at the same time regulating criteria for identifying the members of the Committee and the tasks that the Committee is to perform.
This measure also provides that transport companies are to pay an amount - equal to 50% of the value of the balancing fee paid to the user during the previous periods of application of the respective network codes - to any user that has paid balancing fees for gas withdrawals at redelivery points for which it had not obtained the related capacity.

With resolution 274/05, the Authority asked transport and storage companies for information needed to identify those operators that compromised service standards in March 2005 by not complying with the storage instructions. In this connection, with resolution 37/06, the Authority initiated formal enquiries into some of the main sellers of gas, which were suspected of making improper use of the storage capacity allocated for the thermal years 2004-2005 and 2005-2006.

With resolution 29/06 the Authority extended to March 17 the deadline for allocation of storage capacities for thermal year 2006-2007, taking into account article 9.1 of resolution 119/05, which lays down that storage companies have to allocate their space and available point capacities by March 1 of each year.

With resolution 21/06, the Authority determined the value of the fees for the reintegration of strategic stocks, taking account of the trend in raw material costs in Italy and on international markets, as well as the need to discourage use of the gas held for strategic purposes, also in consideration of the period of emergency and the declining level of strategic stocks. In accordance with article 15.7 of resolution 119/05, the Authority does in fact provide that users that withdraw gas from strategic stocks have to reintegrate the amount withdrawn, allocating the next quantities injected into the network for this purpose on a priority basis. In this case, the user has to pay a stock reintegration fee applied to the maximum accumulated quantity of gas withdrawn, against which it gets paid a fee for the gas that is subsequently reintegrated.

In February 2006, the 10th Commission of the Chamber of Deputies approved the final document on the energy enquiry. Structural measures are considered necessary to increase the availability of natural gas, decouple the price of gas from that of oil, and make Italy the gas hub of Europe. It was also hoped that a Gas Exchange would be set up.

Gas emergency

Faced with an exceptional run-down of stocks as a result of the gas emergency, with resolution 71/06 the Authority took urgent transitional measures regarding balancing fees, as per article 15.2 of resolution 119/05 (to be applied to users of the storage service that use a higher injection capacity than the one granted to them) and the reintegration of stocks, as foreseen in point 29 of the climate emergency procedure, according to which, once the climate emergency period is over, the obligation to maintain network gas injections as high as possible continues, to ensure timely reconstruction of strategic reserves. To this end, the Authority provided that for the injection period of the thermal storage year 2006-2007, the balancing fees under article 15.2 of resolution 119/50 are not applicable only in cases where the higher use of the injection capacity over and above that granted is a consequence of activities needed to maximise injections to the network.

The following long-term interventions have been planned: definition of an increasingly rich energy mix so as to reduce the consumption of oil to produce electricity; an increase in supply by upgrading the gas pipelines, boosting national production, promoting the construction of new regasification terminals (GNL) and the development of new interconnections, offering incentives for the development of storage facilities by upgrading those that already exist, granting new concessions and helping to finance new investments in storage facilities by offering higher tariffs.

Quantitative data

(millions of m³)	03.31.06	03.31.05	Change	% 06/05
SOURCES				
AEM (1)				
Purchases *				
. From Plurigas	495	473	22	4.7%
. From third parties	16	16	0	0.0%
Total AEM sources	511	489	22	4.5%
Edison (2)				
Net production	**149**			
. Italy	94			
. Abroad	56			
Purchases *	2,058			
Total Edison sources	2,207			
TOTAL SOURCES	**2,718**	**489**		

* *net of losses*

APPLICATIONS				
AEM (1)				
Sales to end-customers	495	473	22	4.7%
Wholesale	16	16	0	0.0%
Total AEM uses	511	489	22	4.5%
Edison (2)				
Sales to end-customers	1,163			
Sales to thermoelectric plants	1,044			
Total Edison uses	2,207			
TOTAL USES	**2,718**	**489**		

(1) AEM's portion does not include sales to the thermoelectric power stations as AEM Trading handles their gas procurement directly.
(2) 50% of the figures for the period 01.01.06 - 03.31.06.

In the first quarter of 2006, the total quantity of gas available for the AEM Group came to 2,718 million cubic metres, including 149 million cubic metres that came from its own production. These figures also include AEM's share (50%) of the production and purchases of Edison for the

first quarter of 2006, as TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group starting from the fourth quarter of 2005.

The available gas was allocated as follows: 1,674 million cubic metres for sales to end-customers and wholesale deliveries and 1,044 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

Given the lack of consistency with the previous year caused by the inclusion of 50% of the TdE/Edison Group (Delmi Group) in the scope of consolidation, the comments on the variances compared with the first quarter 2005 will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The total volumes sold by AEM S.p.A. and its subsidiaries in the first quarter of 2006 amounted to 511 million cubic metres, an increase of 4.5% compared with the same period of the previous year. This increase is linked to higher gas consumption for heating purposes because of the particularly rigid temperature posted in January and February.
As in the same period of the previous year the main provider was Plurigas S.p.A., an associate, with 495 million cubic metres supplied.

As regards quantitative data, the cogeneration plants owned by AEM Gas S.p.A. produced 38 GWh of electricity (42 GWh in first quarter 2005).

The volumes of heat sold amounted to 246 million thermal kWh in the first quarter of 2006, compared with 204 million thermal kWh in the first quarter of 2005. The increase is due partly to new connections and partly to the very low temperatures in early 2006.

Significant events

The main events during the period affecting the Gas and Heat sector included the start-up of works on the Canavese cogeneration plant in Milan, which consists of a cogeneration section that uses natural gas to produce electricity and heat, and a heat pump section, which uses electricity and underground water to produce heat.

Income statement figures

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Revenues	906	241	665
Gross profit from operations	60	40	20
% of Revenues	*6.6%*	*16.6%*	
Amortisation, depreciation and provisions	(25)	(2)	(23)
Profit from operations	35	38	(3)
% of Revenues	*3.9%*	*15.8%*	
Capital expenditure	14	1	13

In the first quarter of 2006 the revenues of the Gas and Heat segment, including AEM's portion of the TdE/Edison Group (Delmi Group), amounted to 906 million euro, with a gross profit from operations of 60 million euro which after amortisation, depreciation and provisions of 25 million euro, led to a profit from operations of 35 million euro.

Also for the Gas and Heat segment, considering the fact that the scope of consolidation in 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2005.

Millions of euro	AEM (1)		PLURIGAS (2)		EDISON (3)		Eliminations		GAS AND HEAT	
	03.31.06	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*
Revenues	252	219	137	107	620		(103)	(85)	906	241
Gross profit from operations	36	36	0	4	24				60	40
% of Revenues	*14.3%*	*16.4%*	*0.0%*	*3.7%*	*3.9%*				*6.6%*	*16.6%*
Amortisation, depreciation and provisions	(3)	(2)	(3)	0	(19)				(25)	(2)
Profit from operations	33	34	(3)	4	5				35	38
% of Revenues	*13.1%*	*15.5%*	*-2.2%*	*3.7%*	*0.8%*				*3.9%*	*15.8%*
Capital expenditure	4	1	0	0	10				14	1

(1) Including the Gas Division of AEM Trading S.r.l. and AEM Energia S.p.A., the Heat Division of AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.

(2) This relates to the 40% consolidated directly by AEM S.p.A.

(3) The Hydrocarbons Division of the TdE/Edison Group excluding the distribution and storage activities.

Consolidated 50% for the period 01.01.06 - 03.31.06.

AEM

Net revenues for first quarter 2006 amounted to 252 million euro, compared with 219 million euro in the same period of the previous year, an increase of 15%. This increase mainly reflects the growth in selling prices due to the trend in fuel prices on international markets, together with a growth in volumes. These revenues also include 20 million euro from the sale of heat for district heating (15 million euro in first quarter 2005).

Gross profit from operations totalled 36 million euro, in line with the same period of last year. The segment's results have been affected by a simultaneous rise in volumes and profit margins earned in district heating, despite the negative effect compared with the previous year of the margin generated by the National Area business of AEM Calore & Servizi S.p.A. following its sale on April 1, 2005.

Amortisation, depreciation and provisions have gone from 2 to 3 million euro as a result of higher impairment charges on receivables with profit from operations for the periods slipping from 34 million euro to 33 million euro, a decline of 3% compared with the first quarter of the previous year.

Capital expenditure in the first quarter 2006 amounted to 4 million euro and mainly concerned the further development of the district heating networks in Sesto San Giovanni, laying 0.8 kilometres of pipeline and connecting 3 new users, as well as completing the work involved in boosting the cogeneration plant at Tecnocity and the heat exchanger in Sesto San Giovanni. Work also began on the new Canavese cogeneration plant in the Municipality of Milan.

Plurigas

During the first quarter of 2006 sales by Plurigas S.p.A. came to a total of 548 million cubic metres of gas, in line with the same period of the previous year.

Even though sales are up by 28% to 137 million euro, gross and net operating margins are down on first quarter 2005. Based on the same sales volumes, the increase in revenues linked to the rising trend in international fuel prices was more than offset by the hikes in raw material costs, coming in part from the national strategic reserves. Even though the methods and timing still have to be defined, the company does expect at least a partial refund of the higher costs incurred to procure gas from the strategic reserves.

TdE/ (Delmi Group)

In the first quarter of 2006, the portion of the Gas Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 620 million euro, with a gross profit from operations of 24 million euro, 4% of revenues. Its operating income, after amortisation and depreciation and provisions of 19 million euro, came to 5 million euro

In the period under consideration, the portion of capital investment pertaining to AEM amounted to 10 million euro and concerned mainly the continuation of the development of the "lean" gas deposits at Candela, which is to be used in the Candela power plant, development of the Cavarzere-Minerbio natural gas pipeline, which is related to the regasification terminal currently being built, and boosting the Collalto field.

NETWORKS AND ORGANISED MARKETS

The Networks and Organised Markets segment includes the various activities involved in the transmission and distribution of electricity, the sale of electricity only to the captive market, and the storage and distribution of natural gas. It also includes the operations of the telecommunications network owned by Metroweb S.p.A.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., and Metroweb S.p.A.) it also includes the AEM Group's portion of the activities involved in the transmission of electricity and the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

As a result of the agreement to sell Serenissima Gas S.p.A. to ACSM Como, its costs and revenues have been recorded in a separate item called "result of non-current assets held for sale", in both first quarter 2005 and 2006.

In particular, the companies or activities represented by this segment concern:

AEM S.p.A. and its subsidiaries

- **AEM Trasmissione S.p.A.** This company owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines are part of the national grid run by Terna S.p.A., the company that owns most of it. In November 2005, Terna absorbed Gestore della Rete di Transmissione Nazionale S.p.A. (GRTN). AEM Trasmissione S.p.A. guarantees that this network is run efficiently in exchange for an annual fee from Terna.

- **AEM Elettricità S.p.A.** AEM Elettricità S.p.A. owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. The company, through the Public and Traffic lights division, runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. Lastly, AEM Elettricità S.p.A. performs logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.

- **Networks Division of AEM Gas S.p.A.** It owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

- **Metroweb S.p.A.** The company owns an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the "dark" or "unlit" fibre-optic network to telecommunications operators on the basis of contracts that last between 1 and 30 years.

Companies consolidated on a proportional basis

- **Edison Rete S.p.A.** The company, which is 100% held by Edison S.p.A., is also the owner of a high tension power network that forms part of the national grid run by Terna. It guarantees the efficient running of this network for which Terna pays it an annual fee.

- **Edison DG S.p.A.** Edison DG distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.

- **Edison Stoccaggio S.p.A.** It operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 360 million cubic metres of working gas.

The results of these three companies are proportionally consolidated at 50% (only for the first quarter of 2006).

Regulatory and tariff framework

- Distribution of natural gas

Assignment of the gas distribution service

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) approved on July 30 2004 provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00 was promulgated will come to an end.
In light of the regulatory uncertainties deriving from Law 239/04, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator as in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "decreto milleproroghe" (thousand extension decree), which was published in the Official Gazette on December 30, 2005 and subsequently converted into law and approved on February 9, 2006. In matters of energy, article 23.1 provides that the transition period mentioned in article 15.5 of Decree 164/00 is to be extended to December 31, 2007, and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place.
The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

Tariff regime

After a period of consultation, the Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.
In terms of tariff setting, the Authority's objective is to simplify the current system, reducing the number of tariff variables, so as to encourage new operators to enter the market and sell to end-customers.

Resolution 170/04 laid down that the restriction on the revenues of each company was to be calculated on the basis of the parameters already approved by the Authority and currently applied

by the companies. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction (the application methods have been defined with resolution 171/05), so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under to the standard approach.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

The Authority has filed an appeal for the aspects mentioned in letter b), whereas with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004.
This measure meant that distributors had to represent their tariff proposals for 2004-2005 (in addition to those for 2005-2006), recalculated in accordance with the criteria laid down in this resolution. The tariffs presented by AEM Gas have been approved with resolution 57/06.

While waiting for the Council of State to pass judgement on the rate of recovery of productivity to be used for determining the tariff restrictions for the second regulatory period, with resolution 206/05, the Authority extended the validity of the natural gas distribution tariffs approved for thermal year 2005-2006 as per resolution 170/04 also for thermal year 2004-2005, on a transitional basis until the Authority takes further measures and subject to equalisation.

On December 6, 2005 the Council of State rejected the Authority's appeal regarding the rate of recovery of productivity.

ELECTRICITY

- Transmission of electricity

A Decree by the President of the Council of Ministers (DPCM) dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law. 290/03.
The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, also with a view to establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's investment in the capital of Terna S.p.A. will have to be reduced to not more than 20%.

- On November 1, 2005, some activities, functions, assets and liabilities of GRTN S.p.A. were transferred for a consideration to Terna S.p.A.

Following this transfer, Terna S.p.A. took over the ownership and functions of Network Manager as per article 3, paragraphs 1 and 2 of Decree 79/99.
The Network Manager retains the rights and obligations relating to the purchase and sale of electricity as per art. 3.12 of Decree 79/99 and of running the incentive mechanisms to encourage the use of renewable sources as per art. 11 of the same decree, as well as the mechanisms mentioned in decree 387/03 for the part for which it is responsible.

With resolution 27/06 the Authority amended and integrated the provisions of Attachment A to resolution 5/04 (Integrated Text):

- reducing the fee covering the costs recognised for the functioning of the Network Manager and of Terna;

- confirming the application from November 1, 2005 of the component covering the costs recognised for the activities not transferred to Terna, as quantified in resolution 15/05.

In August 2005, the Antitrust Authority, which had opened an enquiry into the entry of Cassa Depositi e Prestiti (CDP) as a shareholder of Terna S.p.A., approved this operation, making it subject to certain conditions, including the sale of CDP's investment in ENEL. Cassa Depositi e Prestiti (CDP) decided to appeal against this measure through the TAR. However, the Lazio TAR refused CDP's appeal in February 2006.

With resolution 58/06, the Authority initiated a process to verify the plan for the development of the national grid transmitted by Terna S.p.A. for 2006. The verification concerns the compatibility of the network development plan with the requirements mentioned in paragraph 2 of article 27 of resolution 250/04, transmission service efficiency, free access to power networks, promotion of competition, minimisation of the charges linked to the procurement of dispatching resources, all with a view to the lower cost for the national power system.

Lastly, with resolution 73/06, the Authority determined the amount of the incentives to be paid to Terna and to the owners of portions of the National Grid in the event that they sell their portions of the National Grid to Terna.

It is expected that AEM Trasmissione S.p.A. will in the near future stipulate with Terna S.p.A. the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry on December 22, 2000.
It was agreed with GRTN to sign this convention after the end of the transfer to AEM Trasmissione SpA by AEM Distribuzione Energia Elettrica S.p.A. of portions of the network identified by the decree of the Ministry of Productive Activities of December 23, 2002 to expand the ambit of the National Grid.
Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that Terna S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by Terna for the transmission service and (b) the fee that is designed to cover the running costs of the Network Manager and Terna.

- <u>Power distribution and sales of electricity to captive customers</u>

Tariff regime

The Authority issued resolution 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system, which is based on the same general principles as the first regulatory period:
- all non-residential end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each

operator and approved by the Authority. These options are subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated each year to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method);

- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it.
- there is a special regime for residential customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The rate of return on capital for the distribution network has been set at 6.8% at national level. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

With regard to the tariff fees to be applied from 2006, the Authority issued resolution 202/05 which updated the tariffs for the distribution and transmission of electricity. The distribution options for 2006 presented by AEM Elettricità S.p.A. were approved by the Authority with resolutions 287/05.

The Integrated Text attached to resolution 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution 115/05) for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- the difference in distribution costs among companies non attributable to them, as estimated by parametric methods.

With resolution 285/05, (as more preparatory time was needed) the Authority decided in relation to the payment of these amounts to postpone:

- to March 1, 2006 the deadline by which distributors have to pay the amounts owed;
- to March 31, 2006 the deadline by which the Electricity Sector Equalisation Fund has to pay the balances.

The result of the equalisation for energy purchase costs was determined "without equalisation" until the matters as per para. 29.2 of the Integrated Text are settled; the related payment has therefore been suspended.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority

to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.
In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence; The motivations are still awaited.

Energy saving

While awaiting implementation of the April 2001 decrees signed by the Minister for Industry, Commerce and Crafts, which contain the quantitative targets for improvement in energy efficiency national-wide for the years 2002 to 2006, on July 20, 2004, the Minister of Productive Activities and the Minister of the Environment issued two new decrees which assign national energy savings objectives for 2005-2009.

Distributors of electricity and natural gas who on 31/12/2001 served at least 100,000 end-customers are required to comply with specific savings objectives, equal to the product of the national objective and the ratio between the energy distributed by the individual operator and the total energy distributed nation-wide, both counted in the year prior to the one just past.
Pursuant to decrees issued in July 2004, not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects (directly, through subsidiaries, through companies operating in the energy saving sector - ESCO) at end-customers (own or others), in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity. In this connection, it is worth mentioning that the General Management for Energy and Mineral Resources of the Ministry of Productive Activities sent out a circular in April, which explained the contents of the rule laid down in art. 1, para. 34, of the Marzano Law, which defines as "post-meter" services the installation, verification and maintenance of plants (that use electricity and gas) downstream from the meter installed at the end-customer's point of delivery.

Those that are obligated in accordance with the decrees of July 2004 will be assigned "Energy efficiency certificates" (white certificates) as an attestation of the saving (measured in tonnes of oil equivalent, toe) achieved as a result of the projects carried out.
Alternatively, distributors will be able to choose to comply with these obligations by buying from third parties, for all or part of their requirement, the certificates issued by GME, in this case attesting the energy savings made by others. Trading in these certificates will be possible either bilaterally or in a specific marketplace.

In accordance with the Rules for the functioning of the market for energy efficiency certificates, as defined by the Gestore del Mercato Elettrico (GME) together with the Authority for Electricity and Gas, those that intend to take part in the market have to present to the GME an "application for admission to the market" and a signed copy of the "Market membership contract", prepared according to the models attached to the Rules. The Manager has also prepared the Register of energy efficiency certificates, an essential step prior to opening the Market. Those that register are assigned a property account where the number of certificates that they own is recorded. On February 1, 2006, the Board of Directors of GME authorised the start-up of trading in energy

efficiency certificates on its own IT platform. The first trading session on this market took place on March 7.

After the issuance of the ministerial decrees of 2004, the validity of the resolutions already adopted by the Authority in implementation of the 2001 decrees was confirmed, namely:

- with its resolution 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing energetic efficiency certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency certificates. Resolution 200/04 made suitable adjustments to reflect recent regulatory developments;
- resolutions 234/02 and 111/04, with which the Authority adopted certain technical schedules (for standardised and analytical valuations) for the quantification of energy savings relating to the interventions mentioned in art. 5, para. 1, of the ministerial decrees. With resolution 70/05 the Authority approved another 5 technical schedules. Of these, we would mention in particular number 18, which standardises the method of enhancing the energy savings achieved by replacing mercury vapour lamps with high pressure sodium vapour lamps in public illumination systems.

With resolution 4/06 the Authority ordered that for the purposes of carrying out the activities foreseen by the Guidelines implementing the decrees on energy efficiency, for the valuation and certification of the savings achieved by carrying out the projects designed for this purpose, in consideration of the burden that their management entails for the Authority's staff, the Consumer and Service Quality Department is making use of the services of ENEA (*Ente per le nuove tecnologie, l'energia e l'ambiente*) for a period of three years, starting from the signing of the Convention the regulates the collaboration relationship, which took place on January 19, 2006.
These activities concern the valuation of the project and measurement programmes proposals, energy savings verification and certification requests, checking operators' declarations, defining technical schedules for the analytical or standardised valuation of energy saving projects or interventions. The Consumer and Service Quality Department will remain responsible for the processes relating to the approval of project and measurement programme proposals, but it will be able to delegate the investigatory activities relating to the proposals to ENEA.

Tariff grant

With resolution 219/04, just a few days prior to the start-up of the market in white certificates, the Authority decided on the tariff contribution (100 euro per toe saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the method of applying for the contribution.

Sanctions

In a communication sent on December 29 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract, under its sanctioning power recognised by Law 481/95 in the case of violation of regulatory measures.
The communication explains that the sanctions, which will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract", will be decided in accordance with the general rules on monetary administrative sanctions, as per Law 689 of November 24 1981.

In particular, it points out that the reference made to the "gravity of the violation" will be applied by choosing a sanction in proportion to the number of toe not saved compared with the specific objective assigned to the distributor, whereas the reference to the "economic conditions of the subject in breach of contract" will be applied by deciding the value of the unit sanction according to the toe not saved, based on market data available as regards the incremental costs involved in the purchase of energy saving products and services.

Energy saving targets for 2006

With resolution 7/06 the Authority set the energy saving targets for the distributors of electricity and gas obliged to comply with the July 2004 decrees in 2006.
For Aem Distribuzione Gas e Calore S.p.A. the target was set at 7,031 tonnes of oil equivalent.
For Aem Distribuzione Energia Elettrica S.p.A. the target was set at 5,660 tonnes of oil equivalent.
These targets are approximately twice what they were in 2005, given that the national target set in the July 2004 decrees was doubled (0.2 Mtoe/year versus 0.1 Mtoe/year in 2005).

Energy efficiency certificates earned

As required by the Authority's Guidelines, by the end of February 2005 AEM Gas S.p.A. and AEM Elettricità S.p.A. presented proposals for the design and measurement of the projects carried out in the period 2001 – 2004.

With regard to these projects, the Authority has certified the corresponding energy savings and ordered GME (*Gestore del Mercato Elettrico*, the electricity market manager) to record the certificates in the company's Certificate Account in GME's Certificate Register.
For the projects presented and approved, AEM Gas was awarded 5,435 certificates, whereas AEM Elettricità obtained 5,167 certificates.

Lastly, in May 2005 AEM S.p.A. obtained certification as an Esco. Similar certification was also obtained in July 2005 for AEM Calore & Servizi S.p.A. and AEM Energia S.p.A., both AEM Group companies.
As an Energy Services Company, AEM S.p.A. was then able to present a design and measurement proposal for the valorization of the energy saving achieved by one of its power generation plants. The proposal can be considered approved if two months go by without the Authority asking the operator for further information or communicating the fact that the proposal had been rejected.

Quantitative data

	03.31.06	*03.31.05*	*Change*	*% 06/05*
AEM				
Electricity distributed (in millions of kWh)	1,926	1,861	65	3.5%
Electricity sold to captive customers (in millions of kWh)	1,184	1,243	(59)	-4.7%
Natural gas distributed (in millions of cubic meters)	613	584	29	5.0%
Edison (1)				
Natural gas distributed (in millions of cubic meters)	66			

(1) 50% of the figures for the period 01.01.06 - 03.31.06.

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in the first quarter of 2006 amounted to 1,926 GWh, an increase of 3.5% on the same period of the previous year. The electricity sold to captive customers fell by 4.7% to 1,184 GWh.

In the first quarter of 2006 the Group distributed 679 million cubic metres of gas to customers attached to its own distribution network. These figures also include the share (50%) pertaining to the distribution activities of Edison. The figures only for AEM and its subsidiaries (which concern Milan and other neighbouring municipalities served by AEM Gas S.p.A.) show a 5.0% increase in

volumes distributed compared with the same period last year, for a total of 613 million cubic metres.

Relevant events

The main events relating to the Networks and Organised Markets that took place in the first quarter of 2006 were as follows:

- the tariff options presented by AEM Elettricità S.p.A. for 2006 were approved by the Authority with resolution 287/05;

- the gas distribution tariffs proposed by AEM Gas S.p.A. for thermal year 2005-2006 have not yet been approved;

- management of the natural gas distribution network in Cinisello Balsamo (MI) was transferred to Thuga Laghi S.r.l. on 14 February 2006.

Income statement figures

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Revenues	235	204	31
Gross profit from operations	77	67	10
% of Revenues	*32.8%*	*32.8%*	
Amortisation, depreciation and provisions	(21)	(19)	(2)
Profit from operations	56	48	8
% of Revenues	*23.8%*	*23.5%*	
Capital expenditure	16	13	3

In the first quarter of 2005, considering AEM's portion of the TdE/Edison Group (Delmi Group) the revenues of the Networks and Organised Markets segment came to 1,235 million euro, with a gross profit from operations of 77 million euro, which after amortisation, depreciation and provisions of 21 million euro, came to a profit from operations of 56 million euro.

Also for the Networks and Organised Markets segment, considering the fact that the scope of consolidation in the first quarter of 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group), which is the new entry compared with 2006.

Millions of euro	AEM (1)		EDISON (2)		Eliminations		NETWORKS AND ORGANISED MARKETS	
	03.31.06	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*
Revenues	222	204	13				235	204
Gross profit from operations	68	67	9				77	67
% of Revenues	*30.6%*	*32.8%*	*69.2%*				*32.8%*	*32.8%*
Amortisation, depreciation and provisions	(19)	(19)	(2)				(21)	(19)
Profit from operations	49	48	7				56	48
% of Revenues	*22.1%*	*23.5%*	*53.8%*				*23.8%*	*23.5%*
Capital expenditure	15	13	1				16	13

(1) It includes AEM Trasmissione S.p.A., AEM Elettricità S.p.A., Networks Division of AEM Gas S.p.A., Metroweb S.p.A.

(2) It includes Edison Rete S.p.A., Edison DG S.p.A. and Edison Stoccaggio S.p.A. for the period 01.01.06 - 03.31.06.

AEM

Turnover in the first quarter of 2006 comes to 222 million euro, 16.9% up on the corresponding period of the previous year. The various divisions contributed as follows:

- Transmission of electricity: 3.4 million euro (3.9 million euro in the first quarter 2005).

- Distribution and sale of electricity only to captive customers of electricity: 163.3 million euro up compared with the 141.8 million euro at March 31, 2005, thanks to the tariff updates resolved by the Authority, which have incorporated the effects of the trend in fuel prices on international markets, and higher distribution revenues thanks to the positive trend in demand for electricity.

- Distribution of gas: 44.3 million euro (46.9 million euro in the first quarter del 2005); despite the increase in volumes compared with the same period of the previous year, average revenues were lower because of the progressive reduction in distribution tariffs;

- Public illumination and traffic light services 6.1 million euro down compared with 6.7 million euro in the first quarter of 2005, because of less interventions required by the Municipality of Milan;

- Telecommunication networks 10.1 million euro, a rise of 0.5 million euro with respect to the same period of the previous year, because of the increase in rented circuits.

The gross profit from operations for the first quarter 2006 remains substantially unchanged compared with the same period in the previous year, at 68 million euro (30.6% of segment sales as opposed to 32.8% in the first quarter 2005). The various areas of activity contributed to this figure as follows:

- Transmission of electricity: 2.6 million euro (2.4 million euro in the first quarter 2005).

- Distribution and sale of electricity only to captive customers of electricity: 24.4 million euro, an increase compared with the figure of 21.3 million euro in 2005 due to higher quantities distributed and out-of-period income from the definitive calculation of the equalisation elements for 2004;

- Distribution of gas: 32.5 million euro, falling with respect to 35.7 million euro in the first quarter of the previous year because of the reduction in the distribution revenues already mentioned and of the presence, only in 2005, of out-of-period income relating to tariff equalisations of 2 million euro;

- Public illumination and traffic light services 0.3 million euro compared with 0.9 million euro in 2005 because of the lower volume of activity requested.

- Telecommunications network 7.8 million euro,, up on the previous year's figure of 6.6 million euro due to a rise in the number of users being served.

After amortisation, depreciation and provisions of 19 million euro, in line with the first quarter of 2005, the profit from operations was 49 million euro, versus 48 million euro in the first quarter of 2005.

Capital expenditure amounted to 15 million euro and mainly concerned:

- development and maintenance work on the plants in the electricity distribution division for 9 million euro, which relate to the expansion and refurbishment of the medium and low tension network, maintenance work on the primary plants. modernisation of internal plants;

- works to develop and boost plants in the gas distribution division for 5 million euro, which mainly concerned the laying and replacement of medium and low pressure underground tubes, the fitting of risers and new measuring devices, as well as building new network cabins;

- investments to develop the Metroweb network of 1 million euro involving connections to business users' premises and maintenance work on the long-distance network.

TdE/(Delmi Group)

In the first quarter of 2006 the Networks and Organised Markets Division of the TdE/Edison Group pertaining to AEM reported revenues of 13 million euro, with a gross profit from operations amounting to 9 million euro.

The profit from operations, after amortisation, depreciation and provisions of 2 million euro, came to 7 million euro.

SERVICES

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this area by AEM S.p.A. and its direct subsidiaries AEM Service S.r.l., AEM Energia S.p.A., AEM Trading S.r.l. and Delmi S.p.A. this sector also includes, for the share belonging to the AEM Group, the activities of the Corporate division of the Edison Group and of Transalpina di Energia S.r.l., the parent company of Edison S.p.A.

In particular, the companies or activities included in this segment are:

AEM S.p.A. and its subsidiaries

- **Corporate Division of AEM S.p.A.** It is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group.
  It also provides the subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, personnel management and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.

- **AEM Service S.r.l..** It handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.

- **Delmi S.p.A.** This is a 51% subsidiary of AEM S.p.A., which holds 50% of Transalpina di Energia S.p.A., the parent company of Edison S.p.A. It acts solely as a holding company.

Companies consolidated on a proportional basis

- **Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% (just for the first quarter of the year) and relate to the activities of Transalpina di Energia S.r.l. (50% held by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), and which in turn controls 71.2% of Edison S.p.A. It also includes the activities of the investment holding companies and property companies.

Income statement figures

Millions of euro	*03.31.06*	*03.31.05*	*Change*
Net revenues	30	20	10
Gross profit from operations	(11)	(3)	(8)
Amortisation, depreciation and provisions	(4)	(3)	(1)
Profit from operations	(15)	(6)	(9)
Capital expenditure	1	3	(2)

The Services segment made a negative contribution of 11 million euro to the gross profit from operations and one of 15 million euro to the profit from operations.

The contribution made to the results of the Services segment by AEM S.p.A. and its subsidiaries and proportionally consolidated companies, which are new to the scope of consolidation compared with 2005, is shown in the following table.

Millions of euro	AEM (1)		TdE/EDISON (2)		Eliminations		SERVICES	
	03.31.06	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*	*03.31.06*	*03.31.05*
Revenues	25	20	5				30	20
Gross profit from operations	(2)	(3)	(9)				(11)	(3)
Amortisation, depreciation and provisions	(3)	(3)	(1)				(4)	(3)
Profit from operations	(5)	(6)	(10)				(15)	(6)
Capital expenditure	1	3					1	3

(1) Includes the Corporate division of AEM S.p.A., Aem Service S.r.l. and Delmi S.p.A.
(2) Transalpina di Energia S.r.l. and the Corporate division of the Edison Group.
50%consolidated for the period 01.01.06-31.03.06.

The gross profit from operations of the AEM Group has improved slightly compared with the same period last year because of the increase in service revenues.
Capital investments of 1 million euro concern IT systems.

OTHER ACTIVITIES
This refers exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 1 million euro to the Group's profit from operations.

The impacts of the transition to IFRS on the Group's net financial position at March 31, 2005

RECONCILIATION OF SHAREHOLDERS' EQUITY

		Shareholders' equity 03/31/2005 Group and minority interests
SHAREHOLDERS' EQUITY ITALIAN GAAP March 31, 2005	note	**1,567,764,136**
Property, plant and equipment and accumulated depreciation	1	(11,524,599)
Elimination of intangible assets	2	(8,606,674)
Goodwill	3	(20,728,910)
Due for call option for 4% of Edipower S.p.A.	4	(5,991,108)
Employee benefits	5	(34,324,462)
Value of associates according to equity method applying IAS	6	(161,490)
Financial instruments	7	132,130,568
Derivatives	8	73,095,281
Fair value option of bond loan	9	(30,248,379)
Change in minority interests' share of profit	10	(273,552)
Treasury shares	11	(35,024,855)
other adjustments	12	31,148
Impact of consolidation of Plurigas S.p.A and Edipower S.p.A.	13	5,063,505
Tax effect of adjustments	14	16,299,836
income taxes for the period	15	(45,843,914)
Retained earnings relating to IAS/IFRS adjustments at 12.31.2004	16	36,191,578
SHAREHOLDERS' EQUITY IAS/IFRS March 31, 2005		**1,637,848,109**

Notes on the reconciliation of shareholders' equity following the adoption of IAS/IFRS at March 31, 2005

Note 1) Property, plant and equipment and accumulated depreciation

International accounting standards require land to be shown separately under property, plant and equipment. Land should not then be depreciated. In the past, land got depreciated along with the buildings that stood on it; now the land has been separated and the accumulated depreciation on it eliminated. According to international accounting standards, customers' contributions towards new installations have to be deducted from the cost of such installations. During first-time adoption (FTA), the value of the gas distribution network was reduced by the contributions received since the operational launch of the company that owns the network. The deferred tax liabilities on these adjustments have been recognised.

The other changes at March 31, 2005 concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach").

The total effect of these adjustments resulted in a reduction of the shareholders' equity of 11,525 thousand euro.

Note 2) Elimination of intangible assets

With the adoption of international accounting standards, the capitalisation of certain kinds of intangible assets is no longer permitted. The amounts previously booked to start-up and expansion costs, research costs and certain pre-operating costs and related amortisation charge were therefore eliminated. The deferred tax liabilities on these adjustments have been recognised.

As a result of these adjustments, shareholders' equity decreased by 8,607 thousand euro.

Note 3) Goodwill

Goodwill is no longer amortised, but is periodically subjected to a valuation process known as "impairment testing".

The AEM Group thought it best to reconsider the business combination which involved the acquisition of 33% of the investment in Metroweb S.p.A. and the simultaneous sale of the investment in Fastweb S.p.A. in June 2003.

In this connection, it is worth mentioning that IFRS 3 does not regulate acquisitions of minority interests by a parent company.

Moreover, the deal is considered a "non-monetary transaction" as AEM S.p.A. bought the stake in Metroweb S.p.A. previously sold to Fastweb S.p.A. (formerly e.Biscom S.p.A.) in exchange for the latter's convertible bonds. Transactions of this kind are treated by International Accounting Standards in the recently published draft of IFRS 3, which confirms the plan to converge with US GAAP on this matter. "Non-monetary transactions" between related parties are treated by US GAAP as "equity transactions". So any goodwill arising from such transactions following the purchase of an investment is cancelled by the contra-entry of the capital gain generated on the sale of the other investment forming part of the same deal. The value of this goodwill amounts to 25,055 thousand euro. The total effect at March 31, 2005 of eliminating goodwill, net of the related amortisation charge, entails a reduction in shareholders' equity of 20,729 thousand euro.

Note 4) Due for call option for 4% of Edipower S.p.A.

In light of the contracts and agreements that exist among the current shareholders of Edipower S.p.A., the investment in Edipower S.p.A. has been accounted for as follows:

1) at January 1, 2004 the interest amounts to 20% as the put and call options stipulated with the financing shareholders of Edipower S.p.A. envisaged the purchase of the residual 4% at a later point in time; for this reason, AEM S.p.A. has booked a liability equal to the value of the financing shareholders' investment. The interest accumulated on the investment made by the Financing Shareholders up to January 1, 2004 will go to reduce the equity of the AEM Group;
2) at each successive reporting date, the interest accruing subsequently will be debited to the consolidated income statement of AEM S.p.A.;
3) AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) as it is considered a joint venture. The financing shareholders do not have any capacity availability rights. Because of the tolling contract generally stipulated by the trading companies, consolidated in their own financial statements, the industrial partners therefore have joint control over the assets of Edipower S.p.A. in proportion to their energy availability quota (the AEM Group's availability quota is 20%). This availability quota is exactly the same as AEM's percentage holding once the options have been exercised;
4) the options are being considered as exercised at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

At March 31, 2005 the impact on shareholders' equity resulted in a decline of 5,991 thousand euro. The deferred tax liabilities on these adjustments have been recognised.

Note 5) Employee benefits

International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM Group these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity. As regards severance indemnities, we have booked the amount calculated according to IAS 19. The deferred tax liabilities on these adjustments have been recognised.

The total effects of these adjustments at March 31, 2005 led to a reduction in shareholders' equity of 34,324 thousand euro.

Note 6) Value of the investments valued at equity

In compliance with international accounting standards, we have also valued the financial statements of associates according to IAS/IFRS. The impact on Group equity at March 31, 2005 was negative for 161 thousand euro.

Note 7) Financial instruments

With the adoption of IAS 39 from January 1, 2005, the financial assets held by the Company are valued at their fair value. In this specific case, the valuation of investments in listed and unlisted companies classified as "Available for sale" and considered strategic by the AEM Group led to an increase in shareholders' equity of 132,131 thousand euro.

Note 8) Derivatives

specific hedging contracts are stipulated to cover the risk of commodity price fluctuations. The AEM Group has also stipulated specific contracts to hedge the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti and derivatives to hedge changes in the price of the Fastweb S.p.A. (formerly e.Biscom S.p.A.) shares.

Note 11) Treasury shares
At March 31, 2005, 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.

Note 12) Other adjustments
The other adjustments led to a positive effect of 31 thousand euro.

Note 13) Impact of proportional consolidation of Edipower S.p.A. and Plurigas S.p.A.
The proportional consolidation of Edipower S.p.A. and Plurigas S.p.A. led to a positive impact of 5,064 thousand euro at March 31, 2005.

Note 14) Tax effects of adopting IAS/IFRS
The adjustments made as a result of adopting international accounting standards led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity at January 1, 2004 and 2005, whereas the changes at March 31, 2005 had an impact on equity through the change in net profit for the period. These entries led to an increase in Group equity at March 31, 2005 of 16,300 thousand euro.

Note 15) Income taxes for the period

In the quarterly situation at March 31, 2005, the AEM Group took advantage of the possibility not to book income taxes for the period. These taxes were calculated as part of the transition to IAS/IFRS, reducing equity by 45,844 thousand euro.

Note 16) Retained earnings relating to IAS/IFRS adjustments at December 31, 2004

The positive change of 36,192 thousand euro in retained earnings concern the effect of the IAS/IFRS adjustments on the result for 2004 carried forward to the next financial year.

Note	RECONCILIATION INCOME STATEMENT	Italian GAAP 03.31.2005	IAS/IFRS adjustments and reclassifications 03.31.2005	Net profit (loss) on non-current assets held for sale	% Edipower 03.31.2005	Eliminations 03.31.2005	IAS/IFRS 03.31.2005
	REVENUES						
1)	REVENUES FROM SALES AND SERVICES	584,985,405	12,724,072	(10,664,956)	580,006	(282,112)	587,342,415
2)	OTHER OPERATING INCOME	31,507,374	(11,784,439)	(388,668)	43,847,025	(43,637,273)	19,544,019
	TOTAL REVENUES	616,492,779	939,633	(11,053,624)	44,427,031	(43,919,385)	606,886,434
	OPERATING COSTS						
	RAW MATERIALS AND CONSUMABLES USED	318,622,560		(7,464,468)	545,038		311,703,130
3)	SERVICES AND OTHER OPERATING COSTS	104,602,009	(3,301,805)	(344,410)	19,918,730	(43,919,385)	76,955,139
	CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK IN PROGRESS	(572,447)					(572,447)
	TOTAL OPERATING COSTS	422,652,122	(3,301,805)	(7,808,878)	20,463,768	(43,919,385)	388,085,822
4)	LABOUR COSTS	31,221,601	1,774,237	(294,394)	4,732,924		37,434,368
	GROSS PROFIT FROM OPERATIONS	162,619,056	2,467,201	(2,950,352)	19,230,339		181,366,244
5)	DEPRECIATION AND AMORTISATION, PROVISIONS AND WRITEDOWNS	36,361,634	(8,178,668)	(163,326)	11,484,908		39,504,548
	PROFIT FROM OPERATIONS	126,257,422	10,645,869	(2,787,026)	7,745,431		141,861,696
6)	FINANCIAL COSTS	(8,788,289)	3,506,382	(112,708)	(4,246,466)		(9,641,081)
7)	SHARE OF RESULTS OF ASSOCIATES DERIVING FROM VALUATION ACCORDING TO THE EQUITY METHOD	167,497	25,166				192,663
8)	GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT		(1,020,341)				(1,020,341)
9)	EXTRAORDINARY ITEMS	(83,427)	83,427				
	PROFIT BEFORE TAX	117,553,203	13,240,503	(2,899,734)	3,498,965		131,392,937
10)	INCOME TAX EXPENSE		45,843,914	(1,040,465)	1,465,836		46,269,285
	PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX	117,553,203	(32,603,411)	(1,859,269)	2,033,129		85,123,652
11)	NET PROFIT (LOSS) FROM NON-CURRENT ASSETS HELD FOR SALE			1,859,269			1,859,269
	NET PROFIT (LOSS)	117,553,203	(32,603,411)		2,033,129		86,982,921
12)	MINORITY INTERESTS	(586,365)	273,552				(312,813)
	NET PROFIT (LOSS) PERTAINING TO THE GROUP	116,966,838	(32,329,859)		2,033,129		86,670,108

Notes on the principal IAS/IFRS adjustments and reclassifications made to the figures in the consolidated balance sheet at March 31, 2005 of the AEM Group.

The following notes comment briefly on the main adjustments made to the individual line items in the balance sheets at March 31, 2005.

Adjustments to the AEM Group's 2005 consolidated income statement

1) Revenues from sales and services

The increase amounts to 12,724 thousand euro and concerns reclassification of the charges on differential contracts for the sale of electricity to "other operating income", allocation of connection contributions to "other operating income", reclassification to this caption of certain revenues previously booked to other revenues, as well as other adjustments relating to a different method of revenue recognition for the discount on electricity granted to current and retired employees who have the right to this benefit. This constitutes an integration of the tariff revenues, not recognised under Italian GAAP, for the energy sold at a discount during the period. Under IAS/IFRS, this cost has to be measured by means of an actuarial valuation of the benefit received by the employees, which during FTA was booked to a specific provision.

2) Other operating income

The reduction of 11,784 thousand euro is mainly due to reclassifications from "Revenues from sales and services" as mentioned in the previous paragraph. This caption also includes the fair value valuation of one-way differential contracts with the Sole Buyer for sales of electricity.

3) Services and other operating costs

The adjustment of 3,302 thousand euro refers mainly to the reclassification of certain items regarding services rendered to employees and directors' fees which have been reclassified to labour cost in accordance with IAS/IFRS.

4) Labour costs

Reclassifications and adjustments led to a rise of 1,774 thousand euro for the costs relating to fringe benefits, luncheon vouchers, directors' fees and other costs in favour of employees, which according to IAS/IFRS form part of labour cost for the period; adjustments have been made for the change in the treatment of severance indemnities and other employee benefits (long-service bonuses, tariff reductions) which have been calculated on an actuarial basis.

5) Depreciation and amortisation, provisions and writedowns

The overall change fell by 8,179 thousand euro and refers mainly to the elimination of the amortisation charges on purchased goodwill and goodwill arising on consolidation, which on the basis of IAS/IFRS should not be amortised by subjected each year to impairment testing. The other adjustments are attributable to the elimination of amortisation charges on start-up and expansion costs and other intangible assets, which were cancelled on FTA of IAS/IFRS.

The amount of amortisation was also adjusted following the separation of certain plant and machinery components that have different useful lives (according to the so-called "component approach") on which amortisation has been recalculated.

6) FINANCIAL COSTS

The change is positive for 3,506 thousand euro and concerns recognition of the fair value of the liability relating to the bond loan issued and of the derivative stipulated to hedge the loan, as well as the financial charges accruing up to March 31, 2005 on the debt for the early exercise of the options for the purchase of a further 4% of Edipower S.p.A. from the other financing partners and recorded on FTA of IAS/IFRS.

7) Gains or losses on the valuation of associates at equity

The positive adjustment of 25 thousand euro concerns the valuation at equity of the investments in Group associates.

8) Gains (losses) on disposal of property, plant and equipment

The negative change of 1,020 thousand euro involves reclassification of the gains and losses realised on the disposal of buildings from extraordinary items and other operating costs.

9) Extraordinary items

IAS/IFRS no longer foresee extraordinary income and expenses, so these items were reclassified, resulting in a change of 83 thousand euro.

10) Income tax expense

In the quarterly situation at March 31, 2005, prepared according to Italian GAAP, the AEM Group took advantage of the possibility not to book income taxes for the period.
These taxes were calculated as part of the transition to IAS/IFRS and amount to 45,844 thousand euro. The related deferred tax assets and liabilities generated by these changes have been recognised, based on the differences between the values according to IAS/IFRS and those permitted for tax purposes.

11) Profit (loss) of non-current assets held for sale

Applying IFRS 5, the results of the companies that are due to be sold have been classified in a specific caption. This figure at March 31, 2005 amounts to 1,859 thousand euro.

12) Minority interests

The change of 274 thousand euro is due to recalculation of the net profit of subsidiaries after the adjustments made to comply with IAS/IFRS.

PROPORTIONAL CONSOLIDATION OF EDIPOWER S.P.A.

The effects of proportional consolidation of 20% Edipower S.p.A. led to an increase in Group net profit of 2,033 thousand euro.

Financial statements of AEM S.p.A.

Prepared according to Attachment 3C-bis of Consob resolution 11971 of May 14, 1999 and subsequent amendments and integrations, as well as the national accounting standards concerning statutory financial statements.

	BALANCE SHEET SOURCES/APPLICATIONS AEM S.p.A.	FINANCIAL STATEMENTS AT 03.31.2006	%	FINANCIAL STATEMENTS AT 12.31.2005	%	FINANCIAL STATEMENTS AT 03.31.2005	%
	CAPITAL EMPLOYED						
	INTANGIBLE ASSETS	26,542,530	0.7	20,827,295	0.5	18,971,429	0.6
	PROPERTY, PLANT AND EQUIPMENT	832,473,357	21.6	832,109,012	21.9	806,015,263	27.0
	LONG-TERM FINANCIAL ASSETS						
	Investments	2,898,600,283	75.1	2,904,752,265	76.3	2,142,952,168	71.7
	Treasury shares	22,756,324	0.6	22,756,324	0.6	35,024,854	1.2
	Other receivables	1,865	0.0	9,355	0.0	10,882	0.0
	Guarantee deposits	214,383	0.0	218,416	0.0	191,393	0.0
				0			
	(PROVISIONS FOR RISKS AND CHARGES)	(144,356,219)	(3.7)	(139,726,716)	(3.7)	(105,362,563)	(3.5)
	(SEVERANCE INDEMNITIES)	(25,686,804)	(0.7)	(22,048,929)	(0.6)	(22,972,417)	(0.8)
	*** NET CAPITAL EMPLOYED**	**3,610,545,719**	**93.6**	**3,618,897,022**	**95.1**	**2,874,831,009**	**96.2**
	INVENTORIES	677,642	0.0	714,649	0.0	790,761	0.0
	SHORT-TERM RECEIVABLES	477,828,384	12.4	415,780,583	10.9	343,550,772	11.5
	ACCRUED INCOME AND PREPAID EXPENSES	32,578,543	0.8	22,928,784	0.6	37,024,088	1.2
	(TRADE PAYABLES)	(76,888,557)	(2.0)	(103,219,122)	(2.7)	(100,661,499)	(3.4)
	(OTHER PAYABLES)	(177,151,328)	(4.6)	(143,350,330)	(3.8)	(157,698,794)	(5.3)
	(ACCRUED EXPENSES AND DEFERRED INCOME)	(10,305,871)	(0.3)	(5,548,777)	(0.1)	(9,433,499)	(0.3)
	*** WORKING CAPITAL**	**246,738,813**	**6.4**	**187,305,787**	**4.9**	**113,571,829**	**3.8**
	****TOTAL CAPITAL EMPLOYED**	**3,857,284,532**	**100.0**	**3,806,202,809**	**100.0**	**2,988,402,838**	**100.0**
	SOURCES OF FUNDS						
	*** TOTAL SHAREHOLDERS' EQUITY**	**2,125,614,023**	**55.1**	**2,124,613,086**	**55.8**	**2,056,907,102**	**68.8**
	LONG-TERM FINANCIAL RECEIVABLES	1,136,159	0.0	1,136,159	0.0	1,189,628	0.0
	LONG-TERM FINANCIAL PAYABLES	1,096,187,844	28.4	1,217,413,824	32.0	747,412,013	25.0
-1	TOTAL FINANCIAL POSITION BEYOND ONE YEAR	1,095,051,685	28.4	1,216,277,665	32.0	746,222,385	25.0
	FINANCIAL RECEIVABLES WITHIN ONE YEAR	207,393,125	5.4	274,474,851	7.2	717,677,572	24.0
	CASH AND CASH EQUIVALENTS	27,531,663	0.7	13,542,726	0.4	221,346,637	7.4
	FINANCIAL PAYABLES WITHIN ONE YEAR	871,543,612	22.6	753,329,635	19.8	1,124,297,560	37.6
-2	TOTAL FINANCIAL POSITION WITHIN ONE YEAR	636,618,824	16.5	465,312,058	12.2	185,273,351	6.2
	*** TOTAL NET FINANCIAL POSITION (1+2)**	**1,731,670,509**	**44.9**	**1,681,589,723**	**44.2**	**931,495,736**	**31.2**
	**** TOTAL SOURCES**	**3,857,284,532**	**100.0**	**3,806,202,809**	**100.0**	**2,988,402,838**	**100.0**

AEM SPA RECLASSIFIED INCOME STATEMENT amounts in Euro	FINANCIAL STATEMENTS AT 03/31/2006		FINANCIAL STATEMENTS AT 03/31/2005		FINANCIAL STATEMENTS AT 12/31/2005	
		%		%		%
A. REVENUES	**77,944,383**	**100.0**	**63,888,680**	**100.0**	**295,170,516**	**100.0**
- Sale of electricity	386,453	0.5	118,261	0.2	456,398	0.2
- Sale of electricity to subsidiaries	445,127	0.6	259,386	0.4	1,126,625	0.4
- Sale of materials to subsidiaries	2,349	0.0	2,035	0.0	77,103	0.0
- Services to parent entity	5,472,101	7.0	6,232,549	9.8	24,916,982	8.4
- Services on behalf of third parties	2,164,637	2.8	3,380,183	5.3	18,102,568	6.1
- Services and other sales to subsidiaries	21,632,303	27.8	12,401,760	19.4	97,007,816	32.9
- Services to associates	266,041	0.3	191,347	0.3	1,137,713	0.4
- Rents paid by subsidiaries	40,908,919	52.5	40,189,223	62.9	125,892,046	42.7
- Rents paid by associates	204,834	0.3	178,744	0.3	864,627	0.3
- Other intercompany revenues	120,067	0.2			1,047,012	0.4
- Other current period income	6,341,552	8.1	935,192	1.5	24,541,626	8.3
B. EXTERNAL CHARGES	**31,510,134**	**40.4**	**30,374,981**	**47.5**	**151,735,624**	**51.4**
- Fuel and purchases of power	312,246	0.4	194,631	0.3	901,393	0.3
- Materials	185,886	0.2	2,912,270	4.6	4,544,443	1.5
- Materials from subsidiaries	157,527	0.2	25,807	0.0	123,197	0.0
- Subcontracted work	2,689,786	3.5	1,650,671	2.6	23,266,806	7.9
- Electricity delivering charges	16,016	0.0	6,045	0.0	23,664	0.0
- Services	9,066,036	11.6	7,744,437	12.1	35,690,763	12.1
- Services from subsidiaries	8,549,420	11.0	8,759,935	13.7	39,975,403	13.5
- Services from associates	3,375,938	4.3	2,546,450	4.0	14,129,191	4.8
- Use of third-party assets	2,009,566	2.6	2,007,533	3.1	8,257,169	2.8
- Use of subsidiaries' assets			37,088	0.1	89,363	0.0
- Mountain community contributions and water fees	2,973,681	3.8	2,062,869	3.2	8,988,459	3.0
- Taxes for the period	1,137,632	1.5	725,144	1.1	4,691,280	1.6
- Oneri intercompany expenses	12,799	0.0	1,702,101	2.7	33,125	0.0
- Other operating expenses	1,023,601	1.3			11,021,366	3.7
C. VALUE ADDED (A-B)	**46,434,249**	**59.6**	**33,513,699**	**52.5**	**143,434,893**	**48.6**
D. LABOUR COST	**11,455,955**	**14.7**	**9,716,580**	**15.2**	**41,948,666**	**14.2**
- Personnel expenses	11,455,955	14.7	9,716,580	15.2	41,948,666	14.2
E. GROSS PROFIT FROM OPERATIONS (C-D)	**34,978,294**	**44.9**	**23,797,119**	**37.2**	**101,486,227**	**34.4**
F. AMORTISATION, DEPRECIATION AND PROVISIONS	**10,363,749**	**13.3**	**8,045,226**	**12.6**	**78,190,761**	**26.5**
- Depreciation of property, plant and equipment	8,492,604	10.9	6,675,427	10.4	31,927,595	10.8
- Amortisation of intangible assets	1,245,505	1.6	1,039,373	1.6	5,375,093	1.8
- Other writedowns of non-current assets					173,055	0.1
- Provision for bad and doubtful accounts	1,021	0.0			10,726	0.0
- Provision for specific risks	624,619	0.8	330,426	0.5	40,704,292	13.8
G. PROFIT FROM OPERATIONS (E-F)	**24,614,545**	**31.6**	**15,751,893**	**24.7**	**23,295,466**	**7.9**
H. FINANCIAL EXPENSES	**21,649,331**	**27.8**	**8,112,469**	**12.7**	**48,423,270**	**16.4**
- Interest expense on current account with parent company	425,623	0.5	372,718	0.6	1,793,114	0.6
- Interest on amounts due to subsidiaries	589,596	0.8	102,359	0.2	7,468,874	2.5
- Interest on amounts due to associates					11,226	0.0
- Other financial expenses	14,482,129	18.6	7,637,392	12.0	38,897,771	13.2
- Writedowns of investments	6,151,983	7.9				
- Exchange losses					252,285	0.1
I. FINANCIAL INCOME	**2,989,562**	**3.8**	**5,312,737**	**8.3**	**148,633,200**	**50.4**
- Income from investments			337,091	0.5	133,766,098	45.3
- Financial income on current accounts with subsidiaries	2,253,719	2.9	2,623,883	4.1	10,549,895	3.6
- Other financial income	735,843	0.9	2,351,763	3.7	4,245,260	1.4
- Exchange gains					71,947	0.0
L. TOTAL FINANCIAL INCOME/EXPENSES (I-H)	**(18,659,769)**	**(23.9)**	**(2,799,732)**	**(4.4)**	**100,209,930**	**33.9**
M. INCOME BEFORE EXTRAORDINARY ITEMS (G+L)	**5,954,776**	**7.6**	**12,952,161**	**20.3**	**123,505,396**	**41.8**
N. EXTRAORDINARY INCOME/CHARGES			**(87,582)**	**(0.1)**	**50,297,736**	**17.0**
- Extraordinary items			(87,582)	(0.1)	50,297,736	17.0
- Extraordinary items due to defiscalisation						
O. PROFIT BEFORE TAX (M+N)	**5,954,776**	**7.6**	**12,864,579**	**20.1**	**173,803,132**	**58.9**
P. INCOME TAX EXPENSE	**4,953,839**	**6.4**	**7,046,164**	**11.0**	**5,662,838**	**1.9**
- Current taxes	695,798	0.9	5,162,574	8.1	2,821,784	1.0
- Deferred tax assets	(1,166,511)	(1.5)	(35,794)	(0.1)	(9,378,148)	(3.2)
- Deferred tax	5,424,552	7.0	1,919,384	3.0	12,219,202	4.1
Q. NET PROFIT FOR THE YEAR					168,140,294	57.0
P. NET PROFIT FOR THE PERIOD	**1,000,937**	**1.3**	**5,818,415**	**9.1**		

AEM S.p.A. STATEMENT OF CASH FLOWS	Financial statements at 03.31.2006	Financial statements at 12.31.2005	Financial statements at 03.31.2005
Cash flow generated by operations during the year/period			
Net profit for the period	1,000,937		5,818,415
Net profit for the year		168,140,293	
Depreciation	8,492,604	31,927,595	6,675,427
Amortisation	1,245,505	5,375,093	1,039,373
Changes in assets and liabilities:			
Receivables for the sale of power and services	(3,267,092)	(194,906)	(3,919,127)
Due from parent company	(427,027)	13,737,497	4,635,389
Receivables from subsidiaries	(79,579,264)	(73,498,954)	(3,438,183)
Receivables from associates	(119,002)	(1,930,759)	664,289
Other receivables	21,356,108	(9,010,354)	3,415,464
Inventories	37,007	47,256	(28,856)
Accrued income and prepaid expenses	(9,649,759)	7,190,371	(6,904,933)
Trade accounts payable	(26,330,565)	(26,755,830)	(29,313,453)
Payables to parent company	395	27,693	5,227
Due to subsidiaries	(2,466,672)	(36,480,014)	(12,236,278)
Due to associates	(1,745,167)	(3,071,949)	1,221,160
Other payables	38,012,441	39,333,910	21,555,155
Advances from customers		(3,612,840)	
Accrued expenses and deferred income	4,757,094	1,288,836	5,173,558
Severance indemnities	3,637,875	(455,435)	468,053
Other provisions	4,629,503	36,617,963	2,253,810
Total cash flow absorbed by operations during the year/period	**(40,415,079)**	**148,675,466**	**(2,915,510)**
Cash flow used in investment activities			
Net capital expenditure	(15,817,689)	(75,873,178)	(18,335,675)
Treasury shares		12,268,531	
Investments	6,151,982	(762,074,957)	(274,860)
Total cash flow used in investment activities	**(9,665,707)**	**(825,679,604)**	**(18,610,535)**
Free cash flow	**(50,080,786)**	**(677,004,138)**	**(21,526,045)**
Cash flow generated by financing activities			
Due to banks	(33,651,602)	547,844,552	
Financial receivables		(1,588)	(53,469)
Receivables on current a/c from subsidiaries	67,081,726	52,975,819	(390,228,490)
Payables on current a/c to subsidiaries	39,904,148	(17,923,538)	436,885,396
Current account with the Municipality of Milan	(9,264,549)	(6,342,703)	(13,868,775)
Payables on current a/c to associates			1,527,804
Changes in shareholders' equity			
Net profit distributed		(94,615,894)	
Total cash flow generated by financing activities	**64,069,723**	**481,936,648**	**34,262,466**
CHANGE IN LIQUID FUNDS	**13,988,937**	**(195,067,490)**	**12,736,421**
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD	**13,542,726**	**208,610,216**	**208,610,216**
LIQUID FUNDS, END OF YEAR/PERIOD	**27,531,663**	**13,542,726**	**221,346,637**
NET FINANCIAL POSITION			
Net liquidity	27,531,663	13,542,726	221,346,637
Financial receivables	1,136,159	1,136,159	1,189,628
Receivables from associates	1,588	1,588	
Payables to associates			(1,527,804)
Receivables on current a/c from subsidiaries	207,391,537	274,473,263	717,677,572
Payables on current a/c to subsidiaries	(141,666,357)	(101,762,209)	(556,571,143)
Current account with the Municipality of Milan	(61,209,298)	(70,473,847)	(62,947,775)
Due to banks	(1,264,855,801)	(1,298,507,403)	(750,662,851)
Other providers of finance			
Bond loan	(500,000,000)	(500,000,000)	(500,000,000)
TOTAL NET FINANCIAL POSITION	**(1,731,670,509)**	**(1,681,589,723)**	**(931,495,736)**

AEM S.p.A.

STATEMENT OF CHANGES IN NET FINANCIAL POSITION	Financial statements at 03.31.2006	Financial statements at 12.31.2005	Financial statements at 03.31.2005
Net financial position at the beginning of the year/period	**(1,681,589,723)**	**(909,969,691)**	**(909,969,691)**
Cash flow generated by operations during the year/period			
Net profit for the period	1,000,937		5,818,415
Net profit for the year		168,140,293	
Depreciation	8,492,604	31,927,595	6,675,427
Amortisation	1,245,505	5,375,093	1,039,373
Changes in assets and liabilities:			
Receivables for the sale of power and services	(3,267,092)	(194,906)	(3,919,127)
Due from parent company	(427,027)	13,737,497	4,635,389
Receivables from subsidiaries	(79,579,264)	(73,498,954)	(3,438,183)
Receivables from associates	(119,002)	(1,930,759)	664,289
Other receivables	21,356,108	(9,010,354)	3,415,464
Inventories	37,007	47,256	(28,856)
Accrued income and prepaid expenses	(9,649,759)	7,190,371	(6,904,933)
Trade accounts payable	(26,330,565)	(26,755,830)	(29,313,453)
Payables to parent company	395	27,693	5,227
Due to subsidiaries	(2,466,672)	(36,480,014)	(12,236,278)
Due to associates	(1,745,167)	(3,071,949)	1,221,160
Other payables	38,012,441	39,333,910	21,555,155
Advances from customers		(3,612,840)	
Accrued expenses and deferred income	4,757,094	1,288,836	5,173,558
Severance indemnities	3,637,875	(455,435)	468,053
Other provisions	4,629,503	36,617,963	2,253,810
Total cash flow absorbed by operations during the year/period	**(40,415,079)**	**148,675,466**	**(2,915,510)**
Cash flow used in investment activities			
Net capital expenditure	(15,817,689)	(75,873,178)	(18,335,675)
Treasury shares		12,268,531	
Investments	6,151,982	(762,074,957)	(274,860)
Total cash flow used in investment activities	**(9,665,707)**	**(825,679,604)**	**(18,610,535)**
Free cash flow	**(50,080,786)**	**(677,004,138)**	**(21,526,045)**
Cash flow absorbed by changes in shareholders' equity			
Changes in shareholders' equity			
Net profit distributed		(94,615,894)	
Total cash flow absorbed by changes in shareholders' equity		**(94,615,894)**	
Net financial position at the end of the year/period	**(1,731,670,509)**	**(1,681,589,723)**	**(931,495,736)**

NET FINANCIAL POSITION	Financial statements at 03.31.2006	Financial statements at 12.31.2005	Financial statements at 03.31.2005
Net liquidity	27,531,663	13,542,726	221,346,637
Financial receivables	1,136,159	1,136,159	1,189,628
Receivables from associates	1,588	1,588	
Payables to associates			(1,527,804)
Receivables on current a/c from subsidiaries	207,391,537	274,473,263	717,677,572
Payables on current a/c to subsidiaries	(141,666,357)	(101,762,209)	(556,571,143)
Current account with the Municipality of Milan	(61,209,298)	(70,473,847)	(62,947,775)
Due to banks	(1,264,855,801)	(1,298,507,403)	(750,662,851)
Bond loan	(500,000,000)	(500,000,000)	(500,000,000)
TOTAL NET FINANCIAL POSITION	**(1,731,670,509)**	**(1,681,589,723)**	**(931,495,736)**